As filed with the Securities and Exchange Commission on May 19, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

HOME BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Arkansas	6022	71-0682831
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS Employer Identification Number)

719 Harkrider Street, Suite 100, Conway, Arkansas 72032

(501) 328-4770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. Douglas Buford, Jr. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. 425 W. Capitol Ave., Ste. 1800 Little Rock, Arkansas 72201 Telephone: (501) 688-8866	John P. “Jack” Greeley Smith Mackinnon, PA 255 South Orange Ave., Ste. 800 Orlando, Florida 32801 Telephone: (407) 843-7300

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	1,443,967(1)	N/A	$29,360,573(2)	$3,782(2)
Total

(1)	Represents the maximum number of shares of common stock of Home BancShares, Inc. (“HBI”) that may be issued to holders of shares of common stock of Florida Traditions Bank (“FTB”) in the merger based on the Merger Consideration (as such term is defined in the Agreement and Plan of Merger dated as of April 25, 2014, among HBI, Centennial Bank, and FTB (the “Merger Agreement”)) and assuming that the HBI Average Closing Price (as such term is defined in the Merger Agreement) is $29.75, the lowest price permitted in the Merger Agreement without HBI having the right to terminate the Merger Agreement.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f) under the Securities Act. The proposed maximum aggregate offering price of HBI’s common stock was calculated based upon the book value of the FTB shares of common stock (the securities to be canceled in the merger) and is equal to the product of (i) $11.47, calculated according to Rule 457(f)(2) of the Securities Act, multiplied by (ii) 2,559,771, the maximum number of FTB shares of common stock that may be canceled and exchanged for HBI common stock in the merger.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $128.80 per $1,000,000 of the proposed maximum aggregate offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MAY 19, 2014

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Home BancShares, Inc. (which we refer to as “HBI”) and Florida Traditions Bank (which we refer to as “FTB”) have entered into an Agreement and Plan of Merger dated April 25, 2014 (which we refer to sometimes as the “Merger Agreement”), providing for the combination of FTB with and into Centennial Bank, an Arkansas state bank and subsidiary of HBI, with Centennial Bank remaining as the surviving entity (which transaction we refer to as the “merger”). Before we complete the merger, the shareholders of FTB must approve the Merger Agreement. A special meeting of FTB shareholders will be held on [—], 2014 for that purpose.

Under the terms of the Merger Agreement, the aggregate merger consideration payable by HBI to FTB shareholders will consist of shares of HBI common stock with a total value of approximately $42,961,382. Based on 2,559,771 outstanding shares of FTB common stock, which was the number outstanding on the day the Merger Agreement was signed, FTB shareholders will receive, in exchange for each share of FTB common stock, HBI common stock valued at approximately $16.7833. The number of shares of HBI common stock issuable for each share of FTB common stock will not be determined until the effective time of the merger, and will be based on the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, as set forth in more detail in the Merger Agreement and described in this proxy statement/prospectus. We expect the merger to be a tax-free transaction for FTB shareholders, to the extent they receive HBI common stock for their shares of FTB common stock.

The market price of HBI common stock will fluctuate before the merger. You should obtain a current stock price quotation for HBI common stock. HBI common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

If the 20-day average closing price of the HBI common stock as of the closing date of the merger is equal to or greater than $40.25 (subject to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), the number of shares of HBI common stock to be issued to FTB shareholders in connection with the merger will be 1,067,424 shares. In addition, if the 20-day average closing price of the HBI common stock as of the closing date of the merger is less than $29.75 (subject to adjustment in the event of a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), then HBI has the option to terminate the Merger Agreement.

FTB’s board of directors has unanimously determined that the combination of FTB and Centennial Bank is in the best interests of FTB shareholders based upon its analysis, investigation and deliberation, and FTB’s board of directors unanimously recommends that the FTB shareholders vote “FOR” the approval of the Merger Agreement and “FOR” the approval of the other FTB proposal described in this proxy statement/prospectus.

You should read this entire proxy statement/prospectus, including the appendices and the documents incorporated by reference into the document, carefully because it contains important information about the merger and the related transactions. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 11.

The shares of HBI common stock to be issued to FTB shareholders in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in this proxy statement/prospectus or the HBI common stock to be issued in the merger, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [—], 2014.

FLORIDA TRADITIONS BANK

14033 8th St.

Dade City, Florida 33525

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [—], 2014

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Florida Traditions Bank (“FTB”) will be held at FTB’s principal executive offices located at 14033 8th St., Dade City, Florida 33525, at [—] Eastern Time, on [—], 2014, for the following purposes:

1.	To approve the Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 25, 2014, by and among Home BancShares, Inc., Centennial Bank and FTB (the “Merger Proposal”).

2.	To approve one or more adjournments of the FTB special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

FTB will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of such meeting.

The Merger Proposal is described in more detail in the attached proxy statement/prospectus, which you should read carefully in its entirety before you vote. A copy of the Merger Agreement is attached as Appendix A to the proxy statement/prospectus.

FTB’s board of directors has set [—], 2014, as the record date for the FTB special meeting. All holders of record of FTB common stock at the close of business on the record date will be notified of the special meeting. Only holders of record of FTB common stock at the close of business on [—], 2014, will be entitled to vote at the FTB special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the FTB special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of FTB common stock.

Holders of FTB common stock are entitled to assert dissenters’ rights pursuant to Florida Statues Annotated § 658.44 in connection with the approval of the Merger Agreement. The dissenters’ law provides that, if the merger consummated, a dissenting shareholder will be entitled to payment in cash of the value of only those shares held by the shareholder (i) which at the special meeting are voted against approval of the Merger Agreement, or (ii) with respect to which the shareholder has given written notice to the President and Chief Executive Officer of FTB, at or prior to the special meeting, that such shareholder dissents from the Merger Agreement, and which shares are not voted for approval of the Merger Agreement.

Your vote is very important. To ensure your representation at the FTB special meeting, please complete and return the enclosed proxy card. Please vote promptly whether or not you expect to attend the FTB special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the FTB special meeting.

FTB’s board of directors has unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

By Order of the Board of Directors

/s/ James S. Stalnaker, Jr.

Chief Executive Officer

[—], 2014

WHERE YOU CAN FIND MORE INFORMATION

HBI files annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that HBI files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, HBI files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from HBI by accessing HBI’s website at www.homebancshares.com under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Home BancShares, Inc., Attention: Corporate Secretary, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032.

HBI has filed a registration statement on Form S-4 to register with the SEC up to 1,443,967 shares of HBI common stock (the number of shares has been calculated based on an average closing price of HBI common stock of $29.75 which is the lowest stock price listed on the chart on page 6). This proxy statement/prospectus is a part of that registration statement. As permitted by SEC rules, this proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this proxy statement/prospectus as to the contents of any contract or other documents referred to in this proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This proxy statement/prospectus incorporates important business and financial information about HBI and FTB that is not included in or delivered with this proxy statement/prospectus, including incorporating by reference documents that HBI has previously filed with the SEC. These documents contain important information about HBI and its financial condition. See “Documents Incorporated by Reference” on page 93. These documents are available without charge to you upon written or oral request to HBI’s principal executive offices. The address and telephone number of such principal executive office is listed below:

Home BancShares, Inc.

719 Harkrider Street, Suite 100

Conway, Arkansas 72032

Attention: Corporate Secretary

(501) 328-4770

To obtain timely delivery of these documents, you must request the information no later than [—], 2014, in order to receive them before FTB’s special meeting of shareholders.

HBI common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

Appendix A	Agreement and Plan of Merger dated as of April 25, 2014, by and among Home BancShares, Inc., Centennial Bank and Florida Traditions Bank
Appendix B	Opinion of Wunderlich Securities, Inc.
Appendix C	Opinion of Monroe Financial Partners, Inc.
Appendix D	Condensed Balance Sheet at March 31, 2014 (Unaudited) and Condensed Statement of Earnings For the Three Months Ended March 31, 2014 (Unaudited)
Appendix E	Audited Statements of Florida Traditions Bank At December 31, 2013 and 2012 and For the Years Then Ended
Appendix F	Florida Statutes Annotated § 658.44, regarding Dissenters’ Rights

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the merger and the shareholder special meeting of FTB shareholders. They may not include all the information that is important to the shareholders of FTB. Shareholders of FTB should each read this entire proxy statement/prospectus carefully, including the appendices and other documents referred to in this proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	FTB is sending these materials to its shareholders to help them decide how to vote their shares of FTB common stock with respect to the proposed merger and the other matters to be considered at the FTB special meeting described below.

The merger cannot be completed unless FTB shareholders approve the Merger Agreement. FTB is holding a special meeting of shareholders to vote on the Merger Agreement as described in “FTB Special Meeting of Shareholders.” Information about the special meeting and the merger is contained in this proxy statement/prospectus.

This proxy statement/prospectus constitutes a prospectus of HBI and a proxy statement of FTB. It is a prospectus because HBI will issue shares of its common stock in exchange for shares of FTB common stock in the merger. It is a proxy statement because the board of directors of FTB is soliciting proxies from FTB’s shareholders.

Q:	What will FTB shareholders receive in the merger?

A:	Under the terms of the Merger Agreement, FTB shareholders will receive their pro rata share of the total consideration, which consists of shares of HBI common stock that, valued at the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, will have a total value of $42,961,382.

Q:	What will an FTB shareholder receive for each share of FTB common stock?

A:	Based on 2,559,771 outstanding shares of FTB common stock (the number outstanding on the day the Merger Agreement was signed), each share of FTB common stock will be exchanged in the merger for HBI common stock with a total value of approximately $16.7833. The number of shares of HBI common stock issuable for each share of FTB common stock will not be determined until the effective time of the merger, and will be based on the volume-weighted average closing price of HBI common stock on The NASDAQ Global Select Market reporting system for the 20 trading days immediately prior to the date the merger closes, as set forth in more detail in the Merger Agreement and described in this proxy statement/prospectus. See “The Merger—Terms of the Merger” beginning on page 33 for a more detailed discussion of the per-share merger consideration.

Q:	How are outstanding FTB stock options addressed in the Merger Agreement?

A:	At or prior to the closing of the merger, each outstanding and unexercised FTB stock option will be terminated by FTB and shall entitle the holder to a cash payment at the effective time of the merger equal to the difference between the option exercise price and the equivalent dollar value of the merger consideration.

Q:	When do HBI and FTB expect to complete the merger?

A:	HBI and FTB expect to complete the merger after all conditions to the merger in the Merger Agreement are satisfied or waived, including after shareholder approval is received at the special meeting of FTB shareholders and all required regulatory approvals are received. HBI and FTB currently expect to complete the merger in the third quarter of 2014. It is possible, however, that as a result of factors outside of either company’s control, the merger may be completed at a later time, or may not be completed at all.

Q:	How will the merger consideration received by FTB shareholders affect HBI shareholders?

A:	As a result of HBI’s issuance of new shares to FTB shareholders, current HBI shareholders will experience dilution in terms of percentage of ownership. Following the closing of the merger, current HBI shareholders will own approximately 98.01% of the outstanding common stock of HBI, and current FTB shareholders will own approximately 1.99% of the outstanding common stock of HBI. These percentages are based upon an HBI common stock price of $32.43 and will increase or decrease based on the HBI common stock price as described in more detail in the chart on page 6.

Q:	What am I being asked to vote on?

A:	FTB shareholders are being asked to vote on the following proposals:

1. To approve the Merger Agreement (referred to as the “Merger Proposal”); and

2. To approve one or more adjournments of the FTB special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the Merger Proposal (referred to as the “Adjournment Proposal”).

Q:	How does the board of directors of FTB recommend that I vote?

A:	FTB’s board of directors unanimously recommends that FTB shareholders vote “FOR” the FTB proposals described in this proxy statement/prospectus.

For a discussion of interests of FTB’s directors and officers in the merger that may be different from, or in addition to, the interests of FTB shareholders generally, see “The Merger—Interests of FTB Directors and Officers in the Merger and Golden Parachute Compensation,” beginning on page 54.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, FTB shareholders should complete, sign and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that their shares will be represented at FTB’s special meeting.

Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I cast my vote?

A:	If you are a shareholder of record of FTB as of the record date for the FTB special meeting, you may vote by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You may also cast your vote in person at FTB’s special meeting.

Q:	When and where is the FTB special meeting?

A:	The special meeting of FTB shareholders will be held at FTB’s principal executive offices located at 14033 8th Street, Dade City, Florida, at [—] Eastern Time, on [—], 2014. All shareholders of FTB as of the record date, or their duly appointed proxies, may attend the FTB special meeting.

Q:	If my FTB shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	If your FTB shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to FTB or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker.

Brokers or other nominees who hold shares in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the FTB special meeting but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal. If you are an FTB shareholder and you do not instruct your broker or other nominee on how to vote your shares, your broker or other nominee may not vote your shares on the Merger Proposal or the Adjournment Proposal, which broker non-votes will have the effect of a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal.

Q:	What vote is required to approve each proposal to be considered at the FTB special meeting?

A:	Approval of the Merger Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of FTB common stock. Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the shares of FTB voting on such proposal, provided that a quorum is present at the FTB special meeting. Abstentions and broker non-votes are not considered votes cast, but are included in determining whether there is a quorum present.

FTB’s directors and certain officers entered into voting agreements with HBI pursuant to which they agreed to vote 896,169 total shares in favor of the merger. These shares represent approximately 35.01% of the FTB common stock entitled to vote at the FTB special meeting.

Q:	What if I abstain from voting or do not vote?

A:	For the purposes of the FTB special meeting, an abstention, which occurs when an FTB shareholder attends the FTB special meeting, either in person or by proxy, but abstains from voting, will have the effect of a vote “AGAINST” the Merger Proposal, but will have no effect on the Adjournment Proposal.

Q:	May I change my vote or revoke my proxy after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting:

•	by sending written notice of revocation to the corporate secretary of FTB;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•	by attending the special meeting and voting in person if you so request and if your shares are registered in your name rather than in the name of a broker, bank or other nominee; however, your attendance alone will not revoke any proxy.

If you choose either of the first two methods, you must take the described action (and, in the case of the second method, your proxy card must be received) no later than five (5) days prior to the special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	What happens if I sell my FTB shares after the record date but before the special meeting?

A:	The record date for the FTB special meeting is earlier than both the date of such meeting and the date that the merger is expected to be completed. If you transfer your FTB common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive any merger consideration for the transferred FTB shares. You will only be entitled to receive the merger consideration for FTB shares that you own at the effective time of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted or returned separately to ensure that all of your shares are voted.

Q:	What are the federal income tax consequences of the merger?

A:	The merger is expected to be a tax-free transaction for FTB shareholders, to the extent they receive HBI common stock for their shares of FTB common stock. The obligation of HBI and FTB to complete the merger is conditioned upon the receipt of a legal opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

For a more detailed discussion of the material United States federal income tax consequences of the transaction, see “Material United States Federal Income Tax Consequences of the Merger” beginning on page 66.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q:	Do I have appraisal or dissenters’ rights?

A:	FTB shareholders are entitled to dissenters’ rights under Florida Statutes Annotated § 658.44, a copy of which is attached as Appendix F to this proxy statement/prospectus. If you wish to assert dissenters’ rights, you (i) must vote against the approval of the Merger Proposal or (ii) must deliver to FTB, at or prior to the FTB special meeting, written notice of your intent to demand payment for your shares if the merger is consummated and you must not vote for approval of the Merger Proposal. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Dissenters’ Rights” beginning on page 35.

HBI shareholders are not entitled to any dissenters’ rights.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card. If you are a holder of FTB common stock, you will receive written instructions from Computershare Trust Company, N.A., after the merger is completed on how to exchange your stock certificates for HBI common stock.

Q:	Whom should I contact if I have any questions about the proxy materials or the special meeting?

A:	If you have any questions about the merger or any of the proposals to be considered at the special meeting, need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact either HBI or FTB as follows:

Home BancShares, Inc.	Florida Traditions Bank
P.O. Box 966	14033 8th Street
Conway, Arkansas 72032	Dade City, Florida 33525
Attn: Investor Relations Officer	Attn: President and Chief Executive Officer
Telephone: (501) 328-4770	Telephone: (352) 523-1800

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer you in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (pages 77 and 82)

HBI

HBI is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. HBI is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through its wholly owned community bank subsidiary, Centennial Bank. Centennial Bank has locations in Arkansas, Florida and South Alabama.

HBI’s total assets, total deposits, total revenue and net income for each of the past three years are as follows:

	As of or for the Years Ended December 31,
	2013	2012	2011
		(In thousands)
Total assets	$6,811,861	$4,242,130	$3,604,117
Total deposits	5,393,046	3,483,452	2,858,031
Total revenue (interest income plus non-interest income)	257,491	225,104	213,115
Net income available to all stockholders	66,520	63,022	54,741

HBI’s common stock is traded on The NASDAQ Global Select Market under the symbol “HOMB.”

HBI’s principal executive office is located at 719 Harkrider, Suite 100, Conway, Arkansas, and its telephone number is (501) 328-4770. HBI’s internet address is www.homebancshares.com. Additional information about HBI is included under “Certain Information Concerning HBI” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

FTB

FTB is a Florida-chartered non-member state bank which commenced operations in 2007. FTB is a full service commercial bank, providing a wide range of business and consumer financial services to its target marketplace, which is comprised primarily of Hernando, Hillsborough, Osceola, Pasco and Polk Counties, Florida. At March 31, 2014, FTB had total assets of approximately $312.0 million, total loans of approximately $248.9 million, total deposits of approximately $277.7 million, and total shareholders’ equity of approximately $29.4 million.

FTB’s common stock is not listed on any exchange or quoted on any automated services, and there is no established trading market for shares of FTB common stock.

FTB’s principal office is located at 14033 8th Street, Dade City, Florida 33525 and its telephone number at that location is (352) 523-1800. FTB’s internet address is www.fltraditionsbank.com. Additional information about FTB is included under “Certain Information Concerning FTB” included elsewhere in this proxy statement/prospectus.

The Merger (page 33)

The Merger Agreement provides that, subject to its terms and conditions and in accordance with Arkansas law, FTB will merge with and into Centennial Bank, with Centennial Bank being the surviving corporation in the merger. This transaction is referred to in this proxy statement/prospectus as the “merger.”

Under the terms of the Merger Agreement, each FTB shareholder will receive a pro rata share of the total merger consideration, which consists of shares of HBI common stock with a total value of $42,961,382, based on the volume-weighted average closing price of HBI common stock for the 20 trading days immediately before the merger closes (the “HBI Average Closing Price”). Based on 2,559,771 outstanding shares of FTB common stock, which was the number outstanding on the day the Merger Agreement was signed, FTB shareholders will receive in exchange for each share of FTB common stock merger consideration valued at approximately $16.7833.

The number of shares of HBI common stock comprising the merger consideration will vary based on the HBI Average Closing Price. The following table illustrates, for a range of potentially applicable HBI Average Closing Prices, the number of shares of HBI common stock that would be exchanged for each share of FTB common stock, assuming that 2,559,771 shares of FTB common stock are outstanding immediately before the merger. The actual consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock.

Per-Share Merger Consideration*
If the applicable HBI Average Closing Price is:	Each share of FTB common stock will exchange for the following fractional share of HBI common stock:
$29.75**	0.5641
$30.00	0.5594
$31.00	0.5414
$32.00	0.5245
$32.43**	0.5175
$33.00	0.5086
$34.00	0.4936
$35.00	0.4795
$36.00	0.4662
$37.00	0.4536
$38.00	0.4417
$39.00	0.4303
$40.00	0.4196
$40.25**	0.4170

*	The computations in this table assume that 2,559,771 shares of FTB common stock will be outstanding immediately before the merger. The Per-Share Merger Consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock. Assuming the HBI Average Closing Price is $32.43, an FTB shareholder holding 100 shares of FTB common stock will receive 51 shares of HBI common stock and $24.32 in cash in lieu of the resulting fractional share.
**	On April 25, 2014, the date the Merger Agreement was signed, the closing price of a share of HBI common stock was $32.43. The Merger Agreement provides that if the HBI Average Closing Price is equal to or greater than $40.25, then the HBI Average Closing Price will be $40.25. Additionally, if the HBI Average Closing Price is below $29.75 on the closing date, then HBI has the right to terminate the Merger Agreement.

Based on the assumption that 1,324,681 shares of HBI common stock will be issued to FTB shareholders (based on a $32.43 HBI Average Closing Price and no cash in lieu of fractional shares paid), FTB shareholders would own approximately 1.99% of HBI’s common stock after the merger is completed, excluding any shares of HBI common stock they may already own.

Recommendation of FTB’s Board of Directors (page 38)

FTB’s board of directors recommends that holders of FTB common stock vote “FOR” the Merger Proposal, and “FOR” the Adjournment Proposal.

For further discussion of FTB’s reasons for the merger and the recommendations of FTB’s board of directors, see “The Merger—Background of the Merger” and “The Merger—Recommendation of FTB’s Board of Directors and Reasons for the Merger.”

Opinion of HBI’s Financial Advisor (page 48)

On April 17, 2014, Wunderlich Securities, Inc. (“Wunderlich”), HBI’s financial advisor in connection with the merger, provided the HBI board of directors with a preliminary overview of its analyses performed as of the date of the meeting and advised the board that its analyses were as of such date and based upon and subject to various qualifications and assumptions described in the meeting. Wunderlich delivered its opinion to the board on April 28, 2014 that, as of such date and subject to and based on the qualifications and assumptions set forth in its written opinion, the aggregate consideration to be paid by HBI pursuant to the Merger Agreement was fair to HBI from a financial point of view.

The full text of Wunderlich’s opinion, dated April 28, 2014, is attached as Appendix B to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken by Wunderlich in rendering its opinion.

Wunderlich’s opinion is addressed to HBI’s board of directors and addresses only the fairness of the aggregate consideration to be paid by HBI from a financial point of view and does not address the merits of the underlying decision by HBI to enter into the Merger Agreement, the merits of the merger as compared to other alternatives potentially available to HBI or the relative effects of any alternative transaction in which HBI might engage. Wunderlich has been paid a customary investment banking fee for its services in connection with delivery of its opinion, and will be reimbursed by HBI for certain of its expenses.

Opinion of FTB’s Financial Advisor (page 40)

On April 25, 2014, Monroe Financial Partners, Inc. (“Monroe”), FTB’s financial advisor in connection with the merger, provided the FTB board of directors with an overview of its analyses performed as of the date of the meeting and advised the board that its analyses were as of such date and based upon and subject to various qualifications and assumptions described in the meeting. Monroe delivered its opinion to the board on April 25, 2014 that, as of such date and subject to and based upon the qualifications and assumptions set forth in its written opinion, the merger consideration was fair, from a financial point of view, to the shareholders of FTB.

The full text of Monroe’s opinion, dated April 25, 2014, is attached as Appendix C to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken by Monroe in rendering its opinion.

Monroe’s opinion is addressed to FTB’s board of directors and addresses only the fairness of the merger consideration to be received by FTB shareholders from a financial point of view and does not address the merits of the underlying decision by FTB to enter into the Merger Agreement, the merits to the merger as compared to other alternatives potentially available to FTB or the relative effects of any alternative transaction in which FTB might engage. Monroe will be paid a fee for its services in connection with the delivery of its opinion, and will be reimbursed by FTB for certain of its expenses.

Interests of FTB Directors and Officers in the Merger (page 54)

Certain of FTB’s directors and officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of FTB, including, but not limited to, (i) cash payments in connection with the termination of their stock options; (ii) cash payments in connection with the termination of FTB’s supplemental executive retirement plan; (iii) potential payments under their employment agreements; and (iv) continuation of indemnification after the merger.

HBI has agreed to indemnify present and former directors and officers of FTB and its subsidiaries against certain costs, damages or liabilities incurred in connection with claims, investigations and other actions arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, and to provide them with director’s and officer’s liability insurance coverage for a period of six years following the merger.

Dissenters’ Rights (page 35)

FTB shareholders are entitled to dissenters’ rights under Florida Statutes Annotated § 658.44, a copy of which is attached as Appendix F to this proxy statement/prospectus. Those rights, if properly exercised, will allow a shareholder who does not wish to accept the consideration provided for by the Merger Agreement instead to obtain payment in cash of the fair value of the shareholder’s shares of FTB common stock. If you wish to assert dissenters’ rights, you (i) must vote against the approval of the Merger Proposal or (ii) must deliver to FTB, at or prior to the FTB special meeting, written notice of your intent to demand payment for your shares if the proposed merger is consummated and you must not vote for approval of the Merger Proposal. The procedure for dissenting is described in more detail in “The Merger” section under the heading “Dissenters’ Rights.”

HBI shareholders are not entitled to any dissenters’ rights.

Regulatory Matters (page 36)

Each of HBI and FTB has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals include approval from the Federal Reserve Board, the FDIC, the Arkansas State Bank Department and the Florida Office of Financial Regulation, among others. HBI and FTB have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals. There can be no assurances that such approvals will be received on a timely basis, or as to the ability of HBI and FTB to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. See “The Merger—Regulatory Approvals.”

Conditions to Completion of the Merger (page 63)

Currently, HBI and FTB expect to complete the merger in the third quarter of 2014. As more fully described in this proxy statement/prospectus and in the Merger Agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement (page 64)

The Merger Agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

•	a governmental entity that must grant a required regulatory approval has denied approval and such denial has become final and non-appealable, or an injunction or legal prohibition against the transaction becomes final and non-appealable;

•	the merger has not been consummated by December 31, 2014, or under certain circumstances, January 31, 2015 (unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements);

•	the other party breaches any of its covenants or agreements or representations or warranties under the Merger Agreement in a manner that would cause the closing conditions not to be satisfied and which is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement); or

•	FTB’s shareholders fail to approve the Merger Proposal, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement.

Additionally, the Merger Agreement may be terminated by (i) FTB in order to enter into an agreement providing for a Superior Proposal (as defined in the Merger Agreement), upon payment to HBI of a termination fee $2,000,000, or (ii) HBI, if the holders of 5% or more of the outstanding shares of FTB common stock provide notice of dissent and do not vote in favor of the merger, or (iii) HBI, if the HBI Average Closing Price as of the closing date is below $29.75.

Expenses and Termination Fees (pages 64 and 65)

Except for the registration fee and other fees paid to the SEC in connection with the merger, which will be paid by HBI, and any termination fees, all fees and expenses incurred in connection with the merger (including the costs and expense of printing and mailing this proxy statement/prospectus) will be paid by the party incurring such fees or expenses.

FTB is required to pay HBI a termination fee of $2,000,000 if the Merger Agreement is terminated by FTB in order to enter into an agreement providing for a Superior Proposal (as defined in the Merger Agreement) or by HBI because (i) FTB violated the no solicitation provision of the Merger Agreement, (ii) the board of directors of FTB failed to recommend the merger; (iii) the FTB board of directors has recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal; or (iv) FTB has failed to call, give notice of, convene and hold the FTB shareholder meeting in accordance with the Merger Agreement.

Matters to Be Considered at the Special Meeting (page 78)

FTB shareholders will be asked to vote on the following proposals:

•	to approve the Merger Agreement (the “Merger Proposal”); and

•	to approve one or more adjournments of the FTB special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

Approval of the Merger Proposal is required for the completion of the merger. FTB’s board of directors recommends that FTB shareholders vote “FOR” the proposals set forth above. For further discussion of the FTB special meeting, see “FTB Special Meeting of Shareholders.”

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of FTB. Certain directors and officers have entered into voting agreements pursuant to which they have agreed to vote 896,169 shares in favor of the merger. These shares represent approximately 35.01% of the FTB common stock entitled to vote at the FTB special meeting.

Rights of FTB Shareholders Will Change as a Result of the Merger (page 71)

The rights of FTB shareholders are governed by Florida law and by its articles of incorporation and bylaws. Upon the completion of the merger, FTB shareholders will no longer have any direct interest in FTB. Those FTB shareholders receiving shares of HBI common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of HBI common stock. All of the other incidents of direct stock ownership in FTB will be extinguished upon completion of the merger. The rights of former FTB shareholders that become HBI shareholders will be governed by Arkansas law and HBI’s articles of incorporation and bylaws. Therefore, FTB shareholders that receive HBI common stock in the merger will have different rights once they become HBI shareholders. See “Comparison of Rights of Holders of HBI and FTB Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including HBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” FTB shareholders should consider the matters described below carefully in determining whether to vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Risk Factors Relating to the Merger

Because the market price of HBI common stock may fluctuate, you cannot be sure of the value of each share of HBI common stock that you will receive.

Upon completion of the merger, each share of FTB common stock (other than certain shares owned by FTB) will be converted into the right to receive merger consideration consisting of shares of HBI common stock, pursuant to the terms of the Merger Agreement. The value of each share of HBI common stock to be received by FTB shareholders will be based on the volume-weighted average price of HBI common stock during the 20 trading day period before the effective time of the merger. This average price may vary from the closing price of HBI common stock on the date that the merger was announced, on the date that this proxy statement/prospectus was mailed to FTB shareholders, on the date of the special meeting of the FTB shareholders, and on the date the merger is completed. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of HBI and FTB. FTB shareholders should obtain current market quotations for shares of HBI common stock before voting their shares at the FTB special meeting.

HBI may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on HBI’s ability to successfully combine the HBI and FTB organizations. If HBI is not able to achieve this objective, the anticipated benefits of the merger may not be realized fully or at all or may take longer than expected to be realized.

Centennial Bank and FTB have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of FTB or inconsistencies in standards, controls, procedures and policies. It is also possible that clients, customers, depositors and counterparties of FTB could choose to discontinue their relationships with the combined company post-merger because they prefer doing business with FTB or for any other reason, which would adversely affect the future performance of the combined company. These transition matters could have an adverse effect on each of HBI, Centennial Bank and FTB during the pre-merger period and for an undetermined time after the completion of the merger.

The results of operations of HBI after the merger may be affected by factors different from those currently affecting the results of operations of Centennial Bank and FTB.

The businesses of Centennial Bank and FTB differ in certain respects and, accordingly, the results of operations of the combined company and the market price of HBI’s common stock may be affected by factors different from those currently affecting the independent results of operations of Centennial Bank and FTB. For a discussion of the business of HBI and certain factors to be considered in connection with HBI’s business, see “Information Concerning Home BancShares” and the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.” For a discussion of the business of FTB, see “Information Concerning FTB.”

The Merger Agreement limits FTB’s ability to pursue an alternative transaction and requires FTB to pay a termination fee under certain circumstances relating to alternative acquisition proposals.

The Merger Agreement prohibits FTB from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the Merger Agreement. The Merger Agreement also provides for the payment by FTB to HBI of a termination fee of $2,000,000 in the event that the Merger Agreement is terminated in connection with another acquisition proposal or under certain other circumstances. These provisions may discourage a potential competing acquiror that might have an interest in acquiring FTB from considering or proposing such an acquisition. See “The Merger Agreement—Termination; Termination Fee” included elsewhere in this proxy statement/prospectus.

The fairness opinions that HBI and FTB have obtained, have not been, and are not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the Merger Agreement.

The fairness opinions issued to HBI and FTB, regarding the fairness, from a financial point of view, of the consideration to be paid in connection with the merger, speak only as of their respective dates. Changes in the operations and prospects of HBI or FTB, general market and economic conditions and other factors which may be beyond the control of HBI and FTB, and on which the fairness opinions were based, may have altered the value of HBI or FTB or the market prices of shares of HBI or FTB as of the date of this proxy statement/prospectus, or may alter such values and market prices by the time the merger is completed. The financial advisors do not have any obligation to update, revise or reaffirm their respective opinions to reflect subsequent developments, and have not done so. Because FTB and HBI do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. FTB’s board of directors’ recommendation that FTB shareholders vote “FOR” approval of the Merger Agreement is, however, made as of the date of this proxy statement/prospectus. For a description of the opinions that HBI and FTB received from their respective financial advisors, see “Opinion of HBI’s Financial Advisor” and “Opinion of FTB’s Financial Advisor” included elsewhere in this proxy statement/prospectus.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals and consents must be obtained from the Federal Reserve Board, the Arkansas State Bank Department, the FDIC, the Florida Office of Financial Regulation and various other securities, antitrust, and regulatory authorities. These governmental entities may impose conditions on the granting of such approvals and consents. Although HBI and FTB do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. In addition, each of HBI and FTB has agreed to use their commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the merger. Such actions may entail costs and may adversely affect HBI, FTB, or the combined company following the merger.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may adversely affect FTB.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of the FTB shareholders. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, HBI and FTB may terminate the Merger Agreement under certain circumstances even if the Merger Agreement is approved by FTB shareholders. If HBI and FTB do not complete the merger, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed and FTB’s board of directors seeks another merger or business combination, FTB shareholders cannot be certain that FTB will be able to find a party willing to offer equivalent or more attractive consideration than the consideration HBI has agreed to provide in the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of FTB. For more information on closing conditions to the Merger Agreement, see “The Merger Agreement—Conditions to the Merger” included elsewhere in this proxy statement/prospectus.

The combined company expects to incur substantial expenses related to the merger.

The combined company expects to incur substantial expenses in connection with completing the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although HBI and FTB have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the merger. As a result of these expenses, both HBI and FTB expect to take charges against their earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Shares of HBI common stock to be received by FTB shareholders as a result of the merger will have rights different from the shares of FTB common stock.

Upon completion of the merger, the rights of former FTB shareholders who receive HBI common stock in the merger and thereby become HBI shareholders will be governed by the articles of incorporation and bylaws of HBI. The rights associated with FTB common stock are different from the rights associated with HBI common stock. See “Comparison of Rights of Holders of HBI and FTB Common Stock” beginning on page 71 for a discussion of the different rights associated with HBI common stock.

Certain FTB directors and officers may have interests in the merger different from the interests of FTB shareholders.

In considering the recommendations of the board of directors of FTB, FTB shareholders should be aware that certain directors and officers of FTB have interests in the merger that may differ from, or may be in addition to, the interests of FTB shareholders generally. The board of directors of FTB was aware of these interests and considered them, among other matters, when it adopted the Merger Agreement and in making its recommendations that the FTB shareholders approve the Merger Proposal. These interests include:

•	Certain FTB directors and officers will receive cash payments in connection with the termination of their stock options;

•	Certain FTB officers will receive cash payments in connection with the termination of the supplemental executive retirement plan;

•	Certain FTB officers are parties to employment agreements that provide severance and other benefits upon or following a change in control of FTB in connection with a qualifying termination of employment; and

•	FTB directors and officers are entitled to indemnification and insurance coverage under the Merger Agreement.

For a more complete description of the interests of FTB directors and officers in the merger, see “The Merger—Interests of FTB’s Directors and Officers in the Merger.”

Risk Factors Relating to HBI and HBI’s Business.

HBI’s decisions regarding credit risk could be inaccurate and its allowance for loan losses may be inadequate, which would materially and adversely affect HBI.

HBI’s management makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of its secured loans. HBI endeavors to maintain an allowance for loan losses that it considers adequate to absorb future losses that may occur in its loan portfolio. In determining the size of the allowance, HBI analyzes its loan portfolio based on its historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information. The economic conditions particularly in its Florida market have improved but not to pre-recession levels. These conditions may continue or could even worsen. During 2013, the allowance for loan losses for non-covered loans decreased by 13.6%. As of December 31, 2013, HBI’s allowance for loan losses for non-covered loans was approximately $39.0 million, or 0.93% of its total loans receivable not covered by loss share.

If HBI’s assumptions are incorrect, its current allowance may be insufficient to absorb future loan losses, and increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in its loan portfolio. When there is an economic downturn, it is more difficult for HBI to estimate the losses that it will experience in its loan portfolio. In addition, federal and state regulators periodically review its allowance for loan losses and may require HBI to increase its allowance for loan losses or recognize further loan charge-offs based on judgments different than those of its management. Any increase in its allowance for loan losses or loan charge-offs could have a negative effect on our operating results.

HBI’s high concentration of real estate loans exposes it to increased lending risk.

As of December 31, 2013, the primary composition of HBI’s total loan portfolio was as follows:

•	commercial real estate loans (excludes construction/land development) of $1.94 billion, or 43.4% of total loans;

•	construction/land development loans of $611.1 million, or 13.6% of total loans;

•	commercial and industrial loans of $517.3 million, or 11.5% of total loans;

•	residential real estate loans of $1.24 billion, or 27.6% of total loans; and

•	consumer loans of $69.6 million, or 1.6% of total loans.

Commercial real estate, construction/land development and commercial and industrial loans, which comprised 68.5% of HBI’s total loan portfolio as of December 31, 2013, exposes it to a greater risk of loss than HBI’s residential real estate and consumer loans, which comprised 29.1% of its total loan portfolio as of December 31, 2013. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes HBI to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.

Approximately 90.5% of HBI’s loans as of December 31, 2013, are to borrowers in Alabama, Arkansas and Florida, the three states in which HBI has its primary market areas. An adverse development with respect to the market conditions of these specific market areas could expose HBI to a greater risk of loss than a portfolio that is spread among a larger geography base.

HBI’s concentration in commercial real estate loans exposes it to greater risk associated with those types of loans. The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, HBI may be compelled to modify the terms of the loan, or in the most extreme cases, it may have to foreclose. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

HBI has 84.6% of its loans as real estate loans primarily in Arkansas, Florida and South Alabama, and this poses a concentration risk, especially if the Florida area does not continue to improve or once again deteriorates resulting in depressed sales prices and low sales volume, combined with increased delinquencies and foreclosures on residential and commercial real estate loans.

Depressed local economic and housing markets have led to loan losses and reduced earnings in the past and could lead to additional loan losses and reduced earnings.

Beginning in 2007, the Florida markets experienced a dramatic reduction in housing and real estate values, coupled with significantly higher unemployment. These conditions contributed to increased non-performing loans and reduced asset quality during this time period. While market conditions in the Florida markets have begun to improve, HBI continues to experience higher non-performing loans and reduced asset quality in these markets as compared to pre-recession levels. As of December 31, 2013, HBI’s non-performing, non-covered loans totaled approximately $38.3 million, or 0.91% of total non-covered loans. Non-performing, non-covered assets were approximately $68.4 million as of this same date, or 1.07% of total non-covered assets. In addition, HBI had approximately $30.1 million in accruing non-covered loans that were between 30 and 89 days delinquent as of December 31, 2013. If these markets do not continue to improve or once again deteriorate, they may lead to additional valuation adjustments on HBI’s loan portfolios and real estate owned as it continues to reassess the market value of its loan portfolio, the losses associated with the loans in default and the net realizable value of real estate owned.

HBI’s non-performing assets adversely affect its net income in various ways. If economic and market conditions do not continue to improve, HBI could incur additional losses relating to increased non-performing loans. HBI does not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting its income, and its loan administration costs. When HBI takes collateral in foreclosures and similar proceedings, it is required to mark the related loan to the then-fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase its risk profile and the capital HBI’s regulators believe is appropriate in light of such risks. In addition, the resolution of non-performing assets requires significant commitments of time from management and HBI’s directors, which can be detrimental to the performance of their other responsibilities. These effects, individually or in the aggregate, could have an adverse effect on HBI’s financial condition and results of operations.

While HBI believes its allowance for loan losses is adequate as of December 31, 2013, as additional facts become known about relevant internal and external factors that affect loan collectability and HBI’s assumptions, it may result in HBI making additions to the provision for loan losses during 2014. Any failure by management to closely monitor the status of the market and make the necessary changes could have a negative effect on HBI’s operating results.

Additionally, HBI’s success significantly depends upon the growth in population, income levels, deposits and housing starts in its markets. Generally, trends in these factors were negative in the few years following 2007 in the Florida markets and have only partially recovered as of December 31, 2013. If the communities in which HBI operates do not grow or if prevailing economic conditions locally or nationally continue to remain challenging, HBI’s business may be adversely affected. HBI is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, HBI cannot give any assurance it will benefit from any market growth or favorable economic conditions in its primary market areas if they do occur.

If the value of real estate in the Florida markets were to stop improving or once again deteriorate, a significant portion of HBI’s loans in the Florida market that were not acquired from the FDIC could become under-collateralized, which could have a material adverse effect on HBI.

As of December 31, 2013, non-covered loans in the Florida market totaled $1.00 billion, or 24.0% of HBI’s non-covered loans receivable. Of the Florida loans for which HBI does not have loss sharing, approximately 93.7% were secured by real estate. In the prior years, the difficult local economic conditions have adversely affected the values of HBI’s real estate collateral in Florida and it could do so again if the markets were to stop improving or once again deteriorate in the future. The real estate collateral in each case provides an alternate source of repayment on HBI’s loans in the event of default by the borrower but may deteriorate in value during the time credit is extended. If HBI is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, HBI’s earnings and capital could be adversely affected.

Because HBI has a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect HBI.

HBI has a concentration of exposure to a number of individual borrowers. Under applicable law, Centennial Bank is generally permitted to make loans to one borrowing relationship up to 20% of its Tier 1 capital plus the allowance for loan losses. As of December 31, 2013, the legal lending limit of Centennial Bank for secured loans was approximately $111.8 million. Currently, HBI’s board of directors has established an in-house lending limit of $20.0 million to any one borrowing relationship without obtaining the approval of both HBI’s Chairman John W. Allison and HBI’s director Richard H. Ashley. As of December 31, 2013, HBI has a total of $777.4 million committed to the aggregate group of borrowers whose total debt exceeds the established in-house lending limit of $20.0 million.

A portion of HBI’s loans are to customers who have been adversely affected by the home building industry.

Customers who are builders and developers face greater difficulty in selling their homes in markets where the decrease in housing and real estate values are more pronounced. Consequently, HBI has faced delinquencies and non-performing assets as these customers have been forced to default on their loans. If the housing markets were to stop improving or once again deteriorate, additional downgrades, provisions for loan losses and charge-offs relating to HBI’s loan portfolio may occur.

HBI’s cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures.

HBI’s cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures. HBI has traditionally obtained funds principally through local deposits, and HBI has a base of lower cost transaction deposits. Generally, HBI believes local deposits are a more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders. In addition, local deposits reflect a mix of transaction and time deposits, whereas brokered deposits typically are less stable time deposits, which may need to be replaced with higher cost funds. HBI’s costs of funds and its profitability and liquidity are likely to be adversely affected, if and to the extent HBI has to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in HBI’s deposit mix and growth could adversely affect its profitability and the ability to expand its loan portfolio.

The loss of key officers may materially and adversely affect HBI.

HBI’s success depends significantly on the Chairman, John W. Allison, and HBI’s executive officers, especially C. Randall Sims, Randy E. Mayor, Brian S. Davis and Kevin D. Hester and on its regional bank presidents Tracy M. French, Robert F. Birch and Russell Davis Carter, III. Centennial Bank, in particular, relies heavily on its management team’s relationships in its local communities to generate business. Because HBI does not have employment agreements or non-compete agreements with its employees, its executive officers and regional bank presidents are free to resign at any time and accept an employment offer from another company, including a competitor. The loss of services from a member of HBI’s current management team may materially and adversely affect its business, financial condition, results of operations and future prospects.

Recent legislation imposes certain executive compensation and corporate governance requirements, which could adversely affect HBI and its business, including its ability to recruit and retain qualified employees.

On January 25, 2011, the SEC adopted a final rule implementing certain executive compensation and corporate governance provisions of the Dodd-Frank Act. These provisions make applicable to all public companies certain executive compensation requirements similar to those imposed on participants in the TARP Capital Purchase Program. The SEC rule requires public companies to provide their shareholders with non-binding advisory votes (i) at least once every three years on the compensation paid to their named executive officers, and (ii) at least once every six years on whether they should have a “say on pay” vote every one, two or three years. A separate, non-binding advisory shareholder vote will be required regarding golden parachute compensation arrangements for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments. Also, the SEC is required to ensure that national listing exchanges, such as the New York Stock Exchange and the NASDAQ, prohibit the listing of any companies that fail to adopt clawback policies pursuant to which incentive-based compensation paid to executives will be subject to clawback based on financial results which were subsequently restated within three years of such payment. The amount of the clawback is the amount in excess of what would have been paid under the restated results. As a public company, HBI is subject to the requirements of these SEC rules, whereas some of HBI’s competitors are not publicly traded and therefore not subject to such rules.

These provisions and any future rules issued by the Treasury or the SEC could adversely affect HBI’s ability to attract and retain management capable and motivated sufficiently to manage and operate its business through difficult economic and market conditions. If HBI is unable to attract and retain qualified employees to manage and operate its business, HBI may not be able to successfully execute its business strategy.

HBI’s growth and expansion strategy may not be successful and its market value and profitability may suffer.

Growth through the acquisition of banks, particularly FDIC-assisted transactions, and de novo branching represent important components of its business strategy. Any future acquisitions that HBI might make will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	credit risk associated with the acquired bank’s loans and investments;

•	difficulty of integrating operations and personnel; and

•	potential disruption of our ongoing business.

HBI expects that competition for suitable acquisition candidates may be significant. HBI may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. HBI cannot assure you that it will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

In the current economic environment, HBI may continue to have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow HBI the time normally associated with preparing for integration of an acquired institution, HBI may face additional risks in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems.

In addition to the acquisition of existing financial institutions, as opportunities arise, HBI plans to have some de novo branching. De novo branching and any acquisition carry with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	economic downturns in the new market;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

HBI cannot assure that it will be successful in overcoming these risks or any other problems encountered in connection with acquisitions (including FDIC-assisted transactions) and de novo branching. HBI’s inability to overcome these risks could have an adverse effect on its ability to achieve its business strategy and maintain its market value and profitability.

HBI’s loss-sharing agreements with the FDIC limit its ability to enter into certain change of control transactions, including the sale of significant amounts of its common stock by HBI or its shareholders, without the consent of the FDIC.

The loss-sharing agreements that HBI entered into with the FDIC in connection with its recent FDIC-assisted acquisitions require the consent of the FDIC in connection with certain change of control transactions, including the sale by HBI or by any individual shareholder, or group of shareholders acting in concert, of shares of its common stock totaling more than 9% of its outstanding common stock. This requirement could restrict or delay HBI’s ability to raise additional capital to fund acquisition or growth opportunities or for other purposes, or to pursue a merger or consolidation transaction that management may believe is in the best interest of its shareholders. This could also restrict or delay the ability of HBI’s shareholders to sell a substantial amount of its shares. In addition, if such a transaction were to occur without the FDIC’s consent, HBI could lose the benefit of the loss-share coverage provided by these agreements for certain covered assets.

There may be undiscovered risks or losses associated with HBI’s bank acquisitions which would have a negative impact upon its future income.

HBI’s growth strategy includes strategic acquisitions of banks. HBI has acquired 15 banks since it started its first subsidiary bank in 1999, including six in 2010, three in 2012, and one in 2013, and will continue to consider strategic acquisitions, with a primary focus on Arkansas and Florida. In most cases, other than in connection with FDIC-assisted transactions and its acquisition of Vision Bank in 2012, HBI’s acquisition of a bank includes the acquisition of all of the target bank’s assets and liabilities, including its loan portfolio. There may be instances when HBI, under its normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below HBI’s standards, or the allowance for loan losses may not be adequate. One or more of these factors might cause HBI to have additional losses or liabilities, additional loan charge-offs, or increases in allowances for loan losses, which would have a negative impact upon HBI’s financial condition and results of operations.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with HBI’s acquisitions, all of which may not be supported by the loss- sharing agreements with the FDIC.

In connection with its acquisitions, HBI acquired a significant portfolio of loans. Although HBI marked down the loan portfolios it has acquired, there is no assurance that the non-impaired loans that HBI acquired will not become impaired or that the impaired loans will not suffer further deterioration in value resulting in additional charge-offs to this loan portfolio. Fluctuations in national, regional and local economic conditions, including those related to local residential and commercial real estate and construction markets, may increase the level of charge-offs that HBI makes to its loan portfolio, and, consequently, reduce its net income. Such fluctuations may also increase the level of charge-offs on the loan portfolios that it has acquired in the acquisitions and correspondingly reduce its net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on HBI’s operations and financial condition even if other favorable events occur.

Although in connection with its 2010 FDIC-assisted acquisitions HBI entered into loss-sharing agreements with the FDIC, which provide that a significant portion of losses related to specified loan portfolios that it acquired will be indemnified by the FDIC, HBI is not protected from all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss-sharing agreements have limited terms; therefore, any charge-off of related losses that HBI experiences after the term of the loss-sharing agreements will not be reimbursed by the FDIC and will negatively impact HBI’s net income.

HBI’s recent acquisitions have increased its commercial real estate loan portfolio, which have a greater credit risk than residential mortgage loans.

With HBI’s 2010 FDIC-assisted acquisitions and subsequent market acquisitions, HBI’s commercial loan and construction loan portfolios have become a larger portion of its total loan portfolio than it was prior to the acquisitions. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending, because the principal is concentrated in a limited number of loans with repayment dependent on the successful operation of the related real estate or construction project. Consequently, these loans are more sensitive to the current adverse conditions in the real estate market and the general economy. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be more difficult to dispose of in a market decline.

HBI’s acquisitions may cause it to modify its disclosure controls and procedures, which may not result in the material information that it is required to disclose in its SEC reports being recorded, processed, summarized, and reported adequately.

HBI’s management is responsible for establishing and maintaining effective disclosure controls and procedures that are designed to cause the material information that it is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to be recorded, processed, summarized, and reported to the extent applicable within the time periods required by the SEC’s rules and forms. As a result of its acquisitions, HBI may be implementing changes to processes, information technology systems and other components of internal control over financial reporting as part of its integration activities. Notwithstanding any changes to its disclosure controls and procedures resulting from its evaluation of the same after the acquisition, its control systems, no matter how well designed and operated, may not result in the material information that HBI is required to disclose in its SEC reports being recorded, processed, summarized, and reported adequately. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within HBI has been detected.

HBI’s failure to fully comply with the loss-sharing provisions relating to its FDIC acquisitions could jeopardize the loss-share coverage afforded to certain individual or pools of assets, rendering HBI financially responsible for the full amount of any losses related to such assets.

In connection with its FDIC acquisitions in 2010, HBI entered into loss-sharing agreements with the FDIC whereby the FDIC agreed to cover 70% or 80% of the losses on certain single family residential mortgage loans and certain commercial loans (together, “covered assets”), and 30%, 80% or 95% of the losses on such covered assets in excess of thresholds stated in the loss-sharing agreements. HBI’s management of and application of the terms and conditions of the loss-sharing provisions of the Purchase and Assumption Agreements related to the covered assets is monitored by the FDIC through periodic reports that it must submit to the FDIC and on-site compliance visitations by the FDIC. If HBI fails to fully comply with its obligations under the loss-sharing provisions of the Purchase and Assumption Agreements relating to the acquisitions, HBI could lose the benefit of the loss-share coverage as it applies to certain individual or pools of covered assets. Without such loss-share coverage, HBI would be solely financially responsible for the losses sustained by such individual or pools of assets.

Competition from other financial institutions may adversely affect HBI’s profitability.

The banking business is highly competitive. HBI experiences strong competition, not only from commercial banks, savings and loan associations and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial services providers operating in or near its market areas. HBI competes with these institutions both in attracting deposits and in making loans.

Many of HBI’s competitors are much larger national and regional financial institutions. HBI may face a competitive disadvantage against them as a result of its smaller size and resources and its lack of geographic diversification. Many of HBI’s competitors are not subject to the same degree of regulation that HBI is as an FDIC-insured institution, which gives them greater operating flexibility and reduces their expenses relative to HBI’s.

HBI also competes against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that HBI targets and to use a relationship-based approach similar to HBI’s. In addition, HBI’s competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. Competitive pressures can adversely affect HBI’s results of operations and future prospects.

HBI may incur environmental liabilities with respect to properties to which it takes title.

A significant portion of HBI’s loan portfolio is secured by real property. In the course of its business, HBI may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. HBI may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If HBI were to become subject to significant environmental liabilities, it could have a material adverse effect on HBI’s results of operations and financial condition.

HBI continually encounters technological change, and it may have fewer resources than many of its competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, effective use of technology increases efficiency and enables financial institutions to reduce costs. HBI’s future success will depend, in part, upon its ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in its operations. Many of HBI’s competitors have substantially greater resources to invest in technological improvements. HBI may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its clients, which may adversely affect its results of operations and future prospects.

A failure in or breach of HBI’s operational or security systems, or those of its third party service providers, including as a result of cyber-attacks, could disrupt HBI’s business, result in unintentional disclosure or misuse of confidential or proprietary information, damage its reputation, increase its costs and cause losses.

As a financial institution, HBI’s operations rely heavily on the secure processing, storage and transmission of confidential and other information on its computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in its online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of its systems could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. HBI cannot assure you that any such failures, interruption or security breaches will not occur, or if they do occur that they will be adequately addressed. While HBI has certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. HBI may be required to expend significant additional resources in the future to modify and enhance its protective measures.

Additionally, HBI faces the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate its business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, HBI’s operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose HBI to civil litigation, regulatory fines or losses not covered by insurance.

HBI’s recent results do not indicate its future results and may not provide guidance to assess the risk of an investment in our common stock.

HBI is unlikely to sustain its historical rate of growth, and may not even be able to expand its business at all. Further, HBI’s recent growth may distort some of its historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit HBI’s ability to expand its market presence. If HBI is not able to successfully grow its business, HBI’s financial condition and results of operations could be adversely affected.

HBI may not be able to raise the additional capital it needs to grow and, as a result, its ability to expand its operations could be materially impaired.

Federal and state regulatory authorities require HBI and its bank subsidiary to maintain adequate levels of capital to support its operations. While HBI believes that its existing capital (which well exceeds the federal and state capital requirements) will be sufficient to support its current operations, anticipated expansion and potential acquisitions, factors such as faster than anticipated growth, reduced earnings levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead HBI to seek additional capital.

HBI’s ability to raise additional capital, if needed, will depend on its financial performance and on conditions in the capital markets at that time, which are outside its control. If HBI needs additional capital but cannot raise it on terms acceptable to it, HBI’s ability to expand its operations could be materially impaired.

HBI’s directors and executive officers own a significant portion of its common stock and can exert significant influence over business and corporate affairs.

HBI’s directors and executive officers, as a group, beneficially owned 17.45% of its common stock as of December 31, 2013. Consequently, if they vote their shares in concert, they can significantly influence the outcome of all matters submitted to HBI’s shareholders for approval, including the election of directors. The interests of its officers and directors may conflict with the interests of other holders of HBI’s common stock, and they may take actions affecting HBI with which you disagree.

Hurricanes or other adverse weather events could negatively affect HBI’s local economies or disrupt its operations, which would have an adverse effect on it.

Like other coastal areas, HBI’s markets in Alabama and Florida are susceptible to hurricanes and tropical storms. Such weather events can disrupt HBI’s operations, result in damage to its properties and negatively affect the local economies in which it operates. HBI cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect its operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing its loans and an increase in the delinquencies, foreclosures and loan losses. HBI’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

Risk Factors Related to Owning HBI’s Stock

The holders of HBI’s subordinated debentures have rights that are senior to those of HBI’s shareholders. If HBI defers payments of interest on its outstanding subordinated debentures or if certain defaults relating to those debentures occur, HBI will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, its common stock.

As of December 31, 2013, HBI had 60.8 million of subordinated debentures issued in connection with trust preferred securities. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by HBI. The subordinated debentures are senior to HBI’s shares of common stock. As a result, HBI must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on its common stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of HBI’s common stock. HBI has the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of its capital stock. If HBI elects to defer or if HBI defaults with respect to its obligations to make payments on these subordinated debentures, this would likely have a material adverse effect on the market value of its common stock. Moreover, without notice to or consent from the holders of our common stock, HBI may enter into other financing agreements that limit its ability to purchase or to pay dividends or distributions on its capital stock, including its common stock.

HBI may be unable to, or choose not to, pay dividends on its common stock.

Although HBI has paid a quarterly dividend on its common stock since the second quarter of 2003 and expects to continue this practice, HBI cannot assure you of its ability to continue. HBI’s ability to pay dividends depends on the following factors, among others:

•	HBI may not have sufficient earnings since its primary source of income, the payment of dividends to it by Centennial Bank, is subject to federal and state laws that limit the ability of that bank to pay dividends.

•	Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.

•	Before dividends may be paid on HBI’s common stock in any year, payments must be made on its subordinated debentures.

•	HBI’s board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of its operations, is a better strategy.

If HBI fails to pay dividends, capital appreciation, if any, of its common stock may be the sole opportunity for gains on an investment in its common stock. In addition, in the event Centennial Bank becomes unable to pay dividends to it, HBI may not be able to service its debt, pay its other obligations or pay dividends on its common stock. Accordingly, HBI’s inability to receive dividends from its bank subsidiary could also have a material adverse effect on its business, financial condition and results of operations and the value of your investment in HBI’s common stock.

HBI’s stock trading volume may not provide adequate liquidity for investors.

Although shares of HBI’s common stock are listed for trading on The NASDAQ Global Select Market, the average daily trading volume in the common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which HBI has no control. Given the daily average trading volume of HBI’s common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of its common stock.

SELECTED FINANCIAL DATA OF FTB

The following table presents selected financial information and other financial data for FTB. The data for the three months ended March 31, 2014 are derived from unaudited financial data of FTB, and for the years 2013 and 2012 are derived from audited financial statements of FTB, except earnings per share data. Operating results for prior periods are not necessarily indicative of the results that might be expected for 2014 or any future period. The selected financial data should be read in conjunction with, and are qualified in their entirety by, the Financial Statements and the Notes thereto and the other information included elsewhere herein.

	As of or for the Three Months Ended March 31,	As of or for the Years Ended December 31,
	2014	2013	2012
	(Unaudited)
	(Dollars and shares in thousands, except per share data)
Income statement data:
Interest income	$3,417	$12,519	$11,586
Interest expense	506	2,091	2,143

Net interest income before provision for loan losses	2,911	10,428	9,443
Provision for loan losses	—	595	1,200

Net interest income after provision	2,911	9,833	8,243
Non-interest income	1,162	3,556	2,523
Non-interest expense	2,560	9,234	8,190

Income before income taxes	1,513	4,155	2,576
Provision for income taxes	555	1,500	917

Net income	$958	$2,655	$1,659

Share and per share data:
Basic earnings per common share	$0.37	$1.00	$0.58
Diluted earnings per share	0.37	0.99	0.58
Cash dividends declared on preferred stock	—	89	166
Book value per share at end of period	11.47	11.09	10.13
Common shares outstanding at end of period	2,560	2,560	2,556

Balance sheet data:
Total assets	$312,005	$295,748	$276,323
Cash and cash equivalents	29,598	17,152	42,019
Investment securities	13,277	13,854	13,641
Total loans	248,937	244,522	201,650
Allowance for loan losses	(4,835)	(4,840)	(4,264)
Loans, net	243,950	239,636	197,163
Deposits	277,715	262,290	236,370
Stockholders’ equity	29,371	28,384	34,687

Asset quality:
Non-performing loans(1)	$1,886	$1,918	$1,079
Allowance for loan losses to total loans	1.94%	1.98%	2.11%
Allowance for loan losses to non-performing loans	256	252	395
Total non-performing loans to total loans	0.76	0.78	0.53
Total non-performing loans to total assets	0.60	0.65	0.39
Total non-performing loans and real estate foreclosed assets to total assets	0.60	0.65	0.61

(1)	Loans where the interest is no longer accruing over 90 days or more past due.

SELECTED CONSOLIDATED FINANCIAL DATA OF HBI

Set forth below are highlights from HBI’s consolidated financial data as of and for the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2009 through December 31, 2013. The results of operations for the three months ended March 31, 2014 and March 31, 2013 are not necessarily indicative of the results of operations for a full year or any other interim period. HBI management prepared the unaudited information on the same basis as it prepared HBI’s audited consolidation financial statements. In the opinion of HBI management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with HBI’s consolidated financial statements and related notes included in HBI’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the three months ended March 31, 2014, each of which is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” preceding the Table of Contents.

Selected Consolidated Financial Data

	As of or for the Periods Ended March 31,		As of or for the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Unaudited)
	(Dollars and shares in thousands, except per share data)
Income statement data:
Total interest income	$81,840	$48,148	$217,126	$177,135	$171,806	$151,122	$132,253
Total interest expense	4,840	3,799	14,531	21,535	30,551	34,708	39,943

Net interest income	77,000	44,349	202,595	155,600	141,255	116,414	92,310
Provision for loan losses	6,938	—	5,180	2,750	3,500	72,850	11,150

Net interest income after provision for loan losses	70,062	44,349	197,415	152,850	137,755	43,564	81,160
Non-interest income	12,181	9,025	40,365	47,969	41,309	65,049	30,659
Non-interest expense	39,357	25,863	133,307	102,368	94,722	85,001	72,883

Income before income taxes	42,886	27,511	104,473	98,451	84,342	23,612	38,936
Income tax expense	15,549	9,963	37,953	35,429	29,601	6,021	12,130

Net income	27,337	17,548	66,520	63,022	54,741	17,591	26,806
Preferred stock dividends and accretion of discount on preferred stock	—	—	—	—	1,828	2,680	2,576

Net income available to common stockholders	$27,337	$17,548	$66,520	$63,022	$52,913	$14,911	$24,230

Common share and per common share data(a):
Basic earnings per common share	$0.42	$0.31	$1.15	$1.12	$0.93	$0.26	$0.51
Diluted earnings per common share	0.42	0.31	1.14	1.11	0.92	0.26	0.51
Diluted earnings per common share excluding intangible amortization(1)	0.43	0.32	1.18	1.14	0.95	0.29	0.53
Book value per common share	13.34	9.40	12.92	9.17	8.38	7.51	7.36
Tangible book value per common share(2)(5)	8.38	7.67	7.94	7.43	7.18	6.26	6.33
Dividends—common	0.0750	0.0650	0.2900	0.2900	0.1340	0.1083	0.1091
Average common shares outstanding	65,123	56,222	57,908	56,274	56,832	56,722	47,254
Average diluted shares outstanding	65,511	56,535	58,252	56,630	57,224	57,200	47,768

Performance ratios:
Return on average assets	1.64%	1.70%	1.43%	1.58%	1.50%	0.55%	1.03%
Return on average assets excluding intangible amortization(6)	1.77	1.79	1.52	1.66	1.57	0.61	1.10
Return on average common equity	13.00	13.68	11.27	12.75	11.77	3.41	7.45
Return on average tangible common equity excluding intangible amortization(2)(7)	21.48	17.29	15.26	15.87	14.39	4.40	9.49
Net interest margin(10)	5.48	5.15	5.19	4.70	4.69	4.27	4.09
Efficiency ratio(3)	42.07	46.03	52.44	47.88	49.13	44.41	55.98

Selected Consolidated Financial Data—Continued

	As of or for the Periods Ended March 31,		As of or for the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Unaudited)
	(Dollars and shares in thousands, except per share data)

Asset quality:
Non-performing non-covered assets to total non-covered assets	1.03%	1.21%	1.07%	1.30%	1.53%	2.08%	2.12%
Non-performing non-covered loans to total non-covered loans	1.03	1.12	0.91	1.17	1.56	2.62	2.05
Allowance for loan losses for non-covered loans to non-performing non-covered loans	103.15	164.15	101.95	165.62	189.64	107.77	107.57
Allowance for loans losses for non-covered loans to total non-covered loans(9)	1.07	1.83	0.93	1.94	2.96	2.83	2.20
Net charge-offs on loans not covered by loss share to average non-covered loans	0.19	0.50	0.39	0.40	0.26	3.19	0.43

Balance sheet data:
Total assets	$6,780,776	$4,225,507	$6,811,861	$4,242,130	$3,604,117	$3,762,646	$2,684,865
Investment securities—available-for-sale	1,175,827	724,929	1,175,484	726,223	671,221	469,864	322,115
Investment securities—held-to-maturity	132,363	—	114,621	—	—	—	—
Loans receivable not covered by loss share	4,126,564	2,309,146	4,194,437	2,331,199	1,760,086	1,892,374	1,950,285
Loans receivable covered by FDIC loss share	270,641	358,669	282,516	384,884	481,739	575,776	—
Allowance for loan losses	48,991	45,935	43,815	50,632	52,129	53,348	42,968
Intangible assets	322,867	96,940	324,034	97,742	68,283	71,110	57,737
Non-interest-bearing deposits	1,057,148	717,830	991,161	666,414	464,581	392,622	302,228
Total deposits	5,338,510	3,465,436	5,393,046	3,483,452	2,858,031	2,961,798	1,835,423
Subordinated debentures (trust preferred securities)	60,826	3,093	60,826	28,867	44,331	44,331	47,484
Stockholders’ equity	868,868	528,395	840,955	515,473	474,066	476,925	464,973

Capital ratios:
Common equity to assets	12.81%	12.50%	12.35%	12.15%	13.15%	11.36%	15.48%
Tangible common equity to tangible assets(2)(8)	8.45	10.45	7.97	10.08	11.48	9.65	13.63
Tier 1 leverage ratio(4)	9.08	10.37	9.38	10.95	12.48	12.15	17.42
Tier 1 risk-based capital ratio	11.67	13.78	10.88	13.94	17.04	16.69	20.76
Total risk-based capital ratio	12.65	15.04	11.75	15.20	18.30	17.95	22.02
Dividend payout—common	17.87	20.83	25.51	25.89	13.90	35.01	19.11

(a)	All share and per share amounts have been restated to reflect the effect of the 2-for-1 stock split during June 2013.
(1)	Diluted earnings per share excluding intangible amortization reflect diluted earnings per share plus per share intangible amortization expense, net of the corresponding tax effect. See the incorporated by reference Form 10-Q for March 31, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” —Table 22 and Table 23, respectively, for the non-GAAP tabular reconciliation.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis.
(3)	The efficiency ratio is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income.
(4)	Leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investment securities.

Selected Consolidated Financial Data—Continued

(5)	See the incorporated by reference Form 10-Q for March 31, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” —Table 23 and Table 24, respectively, for the non-GAAP tabular reconciliation.
(6)	See the incorporated by reference Form 10-Q for March 31, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” —Table 24 and Table 25, respectively, for the non-GAAP tabular reconciliation.
(7)	See the incorporated by reference Form 10-Q for March 31, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” —Table 25 and Table 26, respectively, for the non-GAAP tabular reconciliation.
(8)	See the incorporated by reference Form 10-Q for March 31, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” —Table 26 and Table 27, respectively, for the non-GAAP tabular reconciliation.
(9)	See the incorporated by reference Form 10-Q for March 31, 2014 and Form 10-K for December 31, 2013 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” —Table 21 and Table 28, respectively, for the non-GAAP tabular reconciliation.
(10)	Fully taxable equivalent (assuming an income tax rate of 39.225%).

UNAUDITED PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT

OF HBI AND LIBERTY BANCSHARES, INC. FOR THE YEAR ENDED DECEMBER 31, 2013

HBI’s operating results for the period ended December 31, 2013, include the operating results for Liberty Bancshares, Inc., (“Liberty”) beginning on October 24, 2013, the date of acquisition, through December 31, 2013. Because HBI’s 2013 financial statements include 69 days of operating results for Liberty, the following unaudited pro forma combined consolidated income statement includes the statement of operations of Liberty for the nine months ended September 30, 2013, and pro forma adjustments necessary to give effect to HBI’s acquisition of Liberty assuming the acquisition occurred on January 1, 2013. Accordingly, the unaudited pro forma combined consolidated income statement includes the unaudited results of operations of Liberty for 342 days of 2013, which unaudited pro forma results of operations are not materially different from Liberty’s full year 2013 results of operations presented on a pro forma basis.

The unaudited pro forma condensed consolidated information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented and had the impact of possible revenue enhancements and expense efficiencies, among other factors, been considered and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period.

Unaudited Pro Forma Combined Consolidated Income Statement

For the Year Ended December 31, 2013

(In thousands except per-share data)	Home BancShares, Inc.		Liberty Bancshares, Inc.(a)	Pro Forma Adjustments(b)		Pro Forma Combined
Interest income
Loans	$198,536		$69,664	$11,914	(d)	$280,114
Investment securities
Taxable	12,298		6,206	—		18,504
Tax-exempt	6,009		2,303	—		8,312
Deposits—other banks	254		24	(98	)(e)	180
Federal funds sold	29		15	—		44
Other	—		382	(382	)(f)	—

Total interest income	217,126		78,594	11,435		307,155

Interest expense
Interest on deposits	9,744		6,792	415	(g)	16,951
Federal funds purchased	4		1	—		5
FHLB borrowed funds	3,841		2,747	(1,447	)(h)	5,141
Securities sold under agreements to repurchase	424		384	—		808
Subordinated debentures	518		1,154	—		1,672

Total interest expense	14,531		11,078	(1,032)		24,577

Net interest income	202,595		67,516	12,467		282,578
Provision for loan losses	5,180		9,000	—		14,180

Net interest income after provision for loan losses	197,415		58,516	12,467		268,398

Non-interest income
Service charges on deposit accounts	17,870		6,933	—		24,803
Other service charges and fees	16,002		4,838	—		20,840
Mortgage lending income	5,988		2,783	—		8,771
Insurance commissions	2,420		2,048	—		4,468
Income from title services	523		—	—		523
Increase in cash value of life insurance	836		71	—		907
Dividends from FHLB, FRB, Bankers’ bank & other	1,028		—	382	(f)	1,410
Gain on sale of SBA loans	135		—	—		135
Gain (loss) on sale of premises & equip, net	397		—	—		397
Gain (loss) on OREO, net	1,651		(1,391)	—		260
Gain (loss) on securities, net	111		—	—		111
FDIC indemnification accretion/(amortization), net	(10,401)		—	—		(10,401)
Other income	3,805		4,051	—		7,856

Total non-interest income	40,365		19,333	382		60,080

Non-interest expense
Salaries and employee benefits	58,394		28,030	—		86,424
Occupancy and equipment	17,168		8,387	—		25,555
Data processing expense	5,393		1,034	—		6,427
Other operating expenses	52,352		14,508	844	(i)	67,704

Total non-interest expense	133,307		51,959	844		186,110

Income before income taxes	104,473		25,890	12,005		142,368
Income tax expense	37,953		8,988	4,708	(j)	51,649

Net income available to all shareholders	66,520		16,902	7,296		90,718
Preferred stock dividends	—		(1,907)	1,907	(e)	—

Net income available to common shareholders	$66,520		$14,995	$9,203		$90,718

Basic earnings per common share	$1.15	(c)	$12.77			$1.40

Diluted earning per common share	$1.14	(c)	$12.78			$1.39

(See accompanying notes to Unaudited Pro Forma Combined Consolidated Income Statement)

Notes to Unaudited Pro Forma Combined Consolidated Income Statement

For the Year Ended December 31, 2013

(a)	Amounts presented reflect the historical results of operations for Liberty for the nine months ended September 30, 2013.
(b)	Amounts presented include the effect of the purchase accounting and pro forma adjustments, assuming the acquisition of Liberty closed on January 1, 2013.
(c)	All per-share amounts have been restated to reflect HBI’s 2-for-1 stock split in June 2013.
(d)	Upon the completion of the merger, HBI evaluated the acquired loan portfolio to finalize the necessary credit and interest rate fair value adjustments. Subsequently, the interest rate portion of the fair value adjustment was accreted into earnings as an adjustment to the yield of such acquired loans. This adjustment represents HBI’s best estimate of the expected accretion that would have been recorded in 2013 assuming the merger closed on January 1, 2013.
(e)	This adjustment represents the estimated amount of interest income, using the Federal Funds rate 0.25%, that would have been foregone to fund the payoff of the Liberty Small Business Lending Fund (“SBLF”) preferred stock and the corresponding reduction of preferred dividends in 2013 assuming the closing of the transaction and SBLF payoff occurred on January 1, 2013.
(f)	This represents the reclassifying of Liberty’s dividend income from interest income to non-interest income.
(g)	Upon the completion of the merger, HBI evaluated the acquired time deposits to finalize the necessary fair value adjustment to reflect current interest rates for comparable deposits. This adjustment represents HBI’s best estimate of the expected accretion that would have been recorded in 2013 assuming the merger closed on January 1, 2013.
(h)	This adjustment represents the estimated amount of accretion on Federal Home Loan Bank advances that would have been recorded as a reduction of interest expense in 2013 assuming the transaction closed on January 1, 2013.
(i)	This represents the expected amortization during 2013 of the core deposit intangible asset acquired in the merger, assuming the transaction closed on January 1, 2013.
(j)	This represents income tax expense on the pro forma adjustments at HBI’s statutory federal and state income tax rate of 39.225%.

MARKET PRICE AND DIVIDEND INFORMATION

HBI’s common stock is currently listed on The NASDAQ Global Select Market under the symbol “HOMB.” FTB’s common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of FTB common stock. The following table sets forth, for all the periods indicated, cash dividends declared, and the high and low closing bid prices for HBI’s common stock, as adjusted to reflect the 2-for-1 forward split of HBI’s common stock on June 12, 2013.

	Price per Common Share		Quarterly Dividends per Common Share
	High	Low
2012
1st Quarter	$13.50	$12.36	$0.050
2nd Quarter	15.29	13.01	0.050
3rd Quarter	17.55	14.78	0.060
4th Quarter	17.71	16.04	0.130
2013
1st Quarter	$18.84	$16.71	$0.065
2nd Quarter	26.32	18.62	0.075
3rd Quarter	31.00	25.42	0.075
4th Quarter	38.79	28.72	0.075
2014
1st Quarter	$36.42	$29.29	$0.075

FTB has not paid any dividends on the shares of its common stock. The only dividends paid by FTB were on the shares of preferred stock issued by FTB to the United States Treasury pursuant to the Treasury’s Small Business Lending Fund Program. FTB redeemed these shares of preferred stock in 2013.

As of May 16, 2014, there were 65,142,263 shares of HBI common stock issued and outstanding, which were held by approximately 886 shareholders of record. As of the record date for the FTB special meeting, there were [—] shares of FTB common stock outstanding, which were held by approximately [—] shareholders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

On April 16, 2014, the business day immediately preceding the public announcement of the merger, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $33.02 per share. On [—], 2014, the last practicable trading day before the distribution of this proxy statement/prospectus, the closing price of HBI’s common stock as reported on The NASDAQ Global Select Market was $[—] per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this proxy statement/prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements relate to future events or future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, and HBI’s and FTB’s other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions are used, you should consider them as identifying forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on beliefs and assumptions, and on the information available at the time that these disclosures were prepared. These forward-looking statements may not be realized due to a variety of factors, including, but not limited to, the following:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•	HBI’s stock price could change, before closing of the merger, due to, among other things, broader stock market movements and the performance of financial companies and peer group companies;

•	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FTB operates;

•	FTB’s business may not be integrated into HBI’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

All written or oral forward-looking statements attributable to HBI and FTB are expressly qualified in their entirety by this Cautionary Note. Actual results may differ significantly from those discussed in these forward-looking statements. For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in these forward-looking statements, see “Risk Factors.”

THE MERGER

The following is a discussion of the merger and the material terms of the Merger Agreement between HBI and FTB. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated by reference herein. This summary may not contain all of the information about the Merger Agreement that is important to you. Factual information about HBI and FTB can be found elsewhere in this proxy statement/prospectus. Additional factual information about HBI can be found in the public filings HBI makes with the SEC, as described in the section entitled “Where You Can Find More Information.”

Terms of the Merger

Transaction Structure. HBI’s and FTB’s boards of directors have each unanimously approved and adopted the Merger Agreement. The Merger Agreement provides for the acquisition of FTB by HBI through the merger of FTB with and into Centennial Bank, HBI’s wholly owned community bank subsidiary, with Centennial Bank continuing as the surviving corporation.

Merger Consideration. In the merger, FTB shareholders will have the right, with respect to each of their shares of FTB common stock, to receive, subject to proration and adjustment as described below, shares of HBI common stock. The total consideration payable to FTB shareholders consists of the number of shares of HBI common stock equal to $42,961,382 (which is $43,004,153 less 50% of the cost of insurance as described in Section 6.6(b) of the Merger Agreement) divided by the volume-weighted average closing price, rounded to the nearest hundredth of a cent, of HBI common stock on The NASDAQ Global Select Market reporting system (based on “regular way” trading) for the 20 trading days immediately prior to the effective time of the merger (the “HBI Average Closing Price”), provided that the HBI Average Closing Price shall not exceed $40.25. Based on 2,559,771 outstanding shares of FTB common stock, which was the number outstanding on the day the Merger Agreement was signed, FTB shareholders will receive in exchange for each share of FTB common stock consideration consisting of HBI common stock valued at approximately $16.7833 (the “Merger Consideration”).

The number of shares of HBI common stock comprising the Merger Consideration will vary based on the HBI Average Closing Price. The following table illustrates, for a range of potentially applicable HBI Average Closing Prices, the number of shares of HBI common stock that would be exchanged for each share of FTB common stock, assuming that 2,559,771 shares of FTB common stock are outstanding immediately before the merger:

Per-Share Merger Consideration*
If the applicable HBI Average Closing Price is:	Each share of FTB common stock will exchange for the following fractional share of HBI common stock:
$29.75**	0.5641
$30.00	0.5594
$31.00	0.5414
$32.00	0.5245
$32.43**	0.5175
$33.00	0.5086
$34.00	0.4936
$35.00	0.4795
$36.00	0.4662
$37.00	0.4536
$38.00	0.4417
$39.00	0.4303
$40.00	0.4196
$40.25**	0.4170

*	The computations in this table assume that 2,559,771 shares of FTB common stock will be outstanding immediately before the merger. The Per-Share Merger Consideration will be based on the actual HBI Average Closing Price, which will be computed at the time of the merger; the HBI Average Closing Prices shown on this table are for illustration only. Cash will be paid in lieu of issuing fractional shares of HBI common stock. Assuming the HBI Average Closing Price is $32.43, an FTB shareholder holding 100 shares of FTB common stock will receive 51 shares of HBI common stock and $24.32 in cash in lieu of the resulting fractional share.
**	On April 25, 2014, the date the Merger Agreement was signed, the closing price of a share of HBI common stock was $32.43. The Merger Agreement provides that if the HBI Average Closing Price is equal to or greater than $40.25, then the HBI Average Closing Price will be $40.25. Additionally, if the HBI Average Closing Price is below $29.75 on the closing date, then HBI has the right to terminate the Merger Agreement.

Based on the assumption that 1,324,681 shares of HBI common stock will be issued to FTB shareholders (based on a $32.43 HBI Average Closing Price and no cash in lieu of fractional shares paid), FTB shareholders would own approximately 1.99% of HBI’s common stock after the merger is completed, excluding any shares of HBI common stock they may already own.

Letters of Transmittal

Immediately upon the completion of the merger, the exchange agent will send a letter of transmittal and instructions for surrendering certificates or book-entry shares in exchange for the Merger Consideration and/or any cash in lieu of fractional shares of HBI common stock (as described below) to each holder of record of certificates or book-entry shares which, immediately prior to the completion of the merger, represented shares of FTB common stock, whose shares were converted into the right to receive the Merger Consideration.

If a certificate for FTB common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of an affidavit as to that loss, theft or destruction and, if requested by the exchange agent, the posting of a bond to indemnify the exchange agent against any claim that may be made against it with respect to such certificate.

Cash in Lieu of Fractional Shares

No fractional shares of HBI common stock will be issued upon the surrender of certificates or book-entry shares of FTB common stock for exchange, and no dividend or distribution with respect to HBI common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of HBI. In lieu of the issuance of any such fractional share, HBI will pay to each former shareholder of FTB who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the HBI Average Closing Price by (ii) the fraction of a share (after taking into account all shares of FTB common stock held by such holder at the effective time of the merger and rounded to the nearest thousandth when expressed in decimal form) of HBI common stock which such holder would otherwise be entitled to receive.

Dividends and Distributions

Until certificates or book-entry shares representing shares of FTB common stock are surrendered for exchange, any dividends or other distributions with a record date after the effective time of the merger with respect to HBI common stock into which such shares of FTB common stock may have been converted will not be paid. Following surrender of any such certificates or book-entry shares, the record holder thereof will be entitled to receive, without interest, any dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of HBI common stock represented by such certificates or book-entry shares and paid prior to the surrender date, and at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of HBI common stock represented by such certificates or book-entry shares with a record date after the effective time of the merger but before the surrender date and with a payment date after the issuance of HBI common stock issuable with respect to such certificates or book-entry shares.

After the effective time of the merger, there will be no transfers on the stock transfer books of FTB of any shares of FTB common stock, other than to settle transfers that occurred prior to the effective time of the merger. If certificates representing such shares are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the Merger Consideration into which the shares represented by that certificate have been converted.

Dissenters’ Rights

Notwithstanding any other provisions of this proxy statement/prospectus, shares of FTB common stock issued and outstanding at the effective time of the merger which are held by a holder who perfected his or her dissenters’ rights in accordance with § 658.44 of the Florida Statutes Annotated (“Dissenting Shares”) shall not be converted into or represent the right to receive the consideration payable thereon, and any such holder shall be entitled only to such rights of appraisal as are granted by § 658.44 of the Florida Statutes Annotated (“Dissenter Provisions”), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal; provided, however, that no payment in connection with Dissenting Shares shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the Dissenter Provisions and surrendered to HBI the certificate or certificates representing the Dissenting Shares for which payment is being made. If after the effective time of the merger any such dissenting stockholder fails to perfect or effectively withdraws or loses his or her right to appraisal, such shares of common stock shall be treated as if they had been converted at the effective time of the merger into the right to receive the consideration payable thereon. FTB shall give HBI prompt notice upon receipt by FTB of any written objection to the merger and such written demands for payment for shares of common stock under the Dissenter Provisions, and the withdrawals of such demands, and any other instruments provided to FTB pursuant to the Dissenter Provisions (any stockholder duly making such demand being hereinafter called a “Dissenting Stockholder”). Each Dissenting Stockholder that becomes entitled, pursuant to the Dissenter Provisions, to payment for any shares of common stock held by such Dissenting Stockholder shall receive payment therefor from HBI (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissenter Provisions). FTB shall not, except with the prior written consent of HBI, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by a Dissenting Stockholder.

TO THE SHAREHOLDERS OF FTB:

YOU ARE HEREBY NOTIFIED THAT YOU MAY BE ENTITLED TO ASSERT DISSENTERS’ RIGHTS PURSUANT TO FLORIDA STATUTES ANNOTATED § 658.44, A COPY OF WHICH IS ATTACHED IN ITS ENTIRETY AS APPENDIX F TO THIS PROXY STATEMENT/PROSPECTUS.

Any FTB shareholder desiring to assert dissenters’ rights (1) must vote against the Merger Proposal or (2) must deliver to FTB at or prior to the FTB special meeting written notice of the shareholder’s intent to demand payment for the shares of FTB common stock if the Merger Proposal is approved, and must not vote in favor of the Merger Proposal. If the merger is approved by the FTB shareholders, FTB will deliver a written dissenters’ notice to all shareholders who properly dissented describing how, when and to whom the FTB shareholder should send the payment demand. HBI will then pay to each dissenter who properly asserted dissenters’ rights and perfected such right by submitting a payment demand the amount HBI estimates to be the fair value of the shares plus accrued interest.

This is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Florida Statutes Annotated §658.44, which is reproduced in its entirety as Appendix F to this proxy statement/prospectus.

Regulatory Approvals

Each of HBI and FTB has agreed to use its reasonable best efforts to obtain all regulatory approvals required to complete the merger and the other transactions contemplated by the Merger Agreement. These approvals include approval from the Federal Reserve Board and the Arkansas State Bank Department, among others. HBI and FTB have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

Federal Reserve Board. The transaction contemplated by the Merger Agreement is subject to approval by the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended.

Arkansas State Bank Department. The transaction contemplated by the Merger Agreement is subject to approval by the Arkansas State Bank Department.

Florida Office of Financial Regulation. The transaction contemplated by the Merger Agreement requires notice to the Florida Office of Financial Regulation.

Additional Regulatory Approvals and Notices. The transaction contemplated by the Merger Agreement is also subject to approval by and notifications to various other regulatory agencies.

There can be no assurances that such approvals will be received on a timely basis, or as to the ability of HBI and FTB to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurances that U.S. or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of such challenge. The parties’ obligations to complete the transactions contemplated by the Merger Agreement are subject to a number of conditions, including the receipt of all requisite regulatory approvals.

Accounting Treatment

HBI will account for the merger using the acquisition method of accounting. Under this accounting method, HBI would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of FTB over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. HBI’s reported income would include the operations of FTB after the merger. Financial statements of HBI after completion of the merger would reflect the impact of the acquisition of FTB. Financial statements of HBI issued before completion of the merger would not be restated retroactively to reflect FTB historical financial position or results of operation.

Public Trading Market

HBI common stock is listed on The NASDAQ Global Select Market under the symbol “HOMB.” The HBI common stock issuable in the merger will be listed on The NASDAQ Global Select Market.

Resale of HBI Common Stock

All shares of HBI common stock received by FTB shareholders in the merger will be freely tradable for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, except for shares of HBI common stock received by any such holder who becomes an “affiliate” of HBI after completion of the merger. This proxy statement/prospectus does not cover resales of shares of HBI common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Background of the Merger

FTB opened for business in 2007 as a state-chartered commercial bank. Since its founding, executive management and directors of FTB have considered various strategic alternatives to enhance and maximize shareholder value. These strategic alternatives have included continuing as an independent institution, acquiring other banks, bank branches or other financial services related businesses, or a sale or merger of FTB. Since 2011, FTB has enlisted the services of Monroe Financial Partners, Inc. (“Monroe”) to provide financial advisory services related to these strategic alternatives including the assessment of potential acquisition targets and its annual strategic planning meetings where long-term strategies and objectives were discussed.

FTB has experienced strong growth since its founding, despite the turmoil experienced during the economic recession which significantly impacted the FTB’s primary market beginning in 2008. As part of its growth strategy, FTB has continually evaluated opportunities to acquire other financial institutions. To that end, FTB acquired Providence Bank, Winter Haven, Florida in 2009, representing its first entry in the Central Florida market beginning in 2010. FTB now has eight offices across the Tampa Bay and Orlando metropolitan areas. FTB’s financial performance, over the same time, has been strong and FTB was a recipient of $8.8 million in funds from the Small Business Lending Fund (“SBLF”) in 2011. In addition to utilizing these funds to expand its lending operation, FTB hoped to use these funds as a capital source to acquire other financial institutions. James S. Stalnaker, Jr., FTB’s Chairman, President and Chief Executive Officer, has been active with the Florida Bankers Association (“FBA”) and hoped to use his participation with the FBA to meet and develop relationships with other community bankers that might be looking for partnership opportunities. None of these partnerships came to fruition and FTB subsequently paid off the SBLF funds in the fourth quarter of 2013.

At the same time FTB was considering acquisition opportunities, FTB also met with representatives of various larger local and regional financial institutions, including HBI, that were interested in the possibility of FTB engaging in a business combination with their respective institutions. No specific deal terms were proposed or discussed in connection with any of these communications, nor did FTB actively evaluate or pursue any of these expressions of interest.

Approximately two years ago, Mr. Stalnaker met Tracy French, Centennial Bank’s Florida market president at various FBA functions. HBI, through its Centennial Bank subsidiary, had entered the Florida market in 2005 with the acquisition of a small bank and became an active acquirer of failed banks in Florida beginning in 2010. HBI had expressed publicly on many occasions its interest in acquiring other banks in Florida, outside of the FDIC receivership process. In March 2013, Mr. French visited with Mr. Stalnaker in Dade City, Florida inquiring about FTB’s interest in merging with HBI. On April 24, 2013, John Allison (HBI’s Chairman), C. Randall Sims (HBI’s Chief Executive Officer) and Mr. French met with Mr. Stalnaker in Dade City, Florida to discuss each bank’s operations and strategic opportunities. Shortly thereafter, after preliminary consultations with the FTB board, Mr. Stalnaker contacted HBI with a preliminary range of values it would consider for the sale of FTB. HBI’s initial response was that the valuation was too high for them to consider at that time. During the month of May, HBI began discussions with Liberty Bancshares, Inc. (“Liberty”), concerning a merger and subsequently announced on June 25, 2013, an agreement to acquire Liberty, a $2.8 billion asset bank based in Jonesboro, Arkansas. Mr. French called Mr. Stalnaker to tell him the discussion of a possible transaction with FTB had to be put on hold until after the completion of the Liberty merger. The acquisition of Liberty closed on October 24, 2013, and Liberty’s operations were fully converted into HBI’s in the fourth quarter of 2013.

Following the conversion of Liberty, the management team of HBI began internal discussions about FTB and the possibility of a transaction. Mr. Allison and Mr. French again reached out to Mr. Stalnaker in early February 2014 about a possible affiliation. FTB and HBI discussed various terms of an affiliation over the next several weeks. FTB’s board and management determined that the strategic fit and potential future benefits to FTB shareholders of a merger with HBI appeared sufficiently attractive for FTB to seek to negotiate the terms of an affiliation with HBI. HBI submitted an initial draft of the non-binding letter of intent on February 7, 2014, which reflected pricing terms of the lesser of $18.00 per share or 180% of adjusted book value (reflecting merger-related adjustments) payable in HBI stock. At FTB’s February 20, 2014 board meeting, the board consulted with Smith MacKinnon, PA, its legal adviser, and Monroe, its financial adviser, regarding the financial and legal terms of the letter of intent. At that meeting, the FTB board authorized the execution of the letter of intent. The letter of intent was subject to satisfactory completion of HBI’s due diligence, negotiation of a merger agreement, and an exclusivity period of 45 days, among other conditions.

From March 3, 2014, through March 5, 2014, HBI conducted its primary due diligence on FTB, at which time HBI confirmed to FTB it was prepared to proceed with the negotiation of a merger agreement but at slightly revised terms from the executed letter of intent. On March 19, 2014, HBI presented its due diligence findings and pricing terms reflecting an offer of $15.67 per share based on 180% of adjusted book value. Over the next day, Mr. Stalnaker discussed the due diligence findings with representatives of HBI. HBI subsequently increased its offer price to $16.78 per share. On March 20, 2014, the FTB board of directors met with representatives of Monroe and Smith MacKinnon to discuss the due diligence review and revised proposal. The board of directors engaged in a wide-ranging discussion of strategic alternatives before voting to accept the revised affiliation terms.

HBI presented FTB with an initial draft of the merger agreement on April 10, 2014. FTB presented initial comments on the draft merger agreement to HBI and its counsel on April 17, 2014. The HBI board approved the terms of the merger on April 17, 2014. HBI requested, and FTB approved, the issuance of a press release on April 17, 2014, announcing the terms of the letter of intent and that the parties were negotiating a merger agreement. From April 10, 2014, to April 24, 2014, executive management of both FTB and HBI and their respective legal counsel continued to negotiate the final terms of the merger agreement and related documents.

On April 24, 2014, the board of directors of FTB reviewed the proposed Merger Agreement and related documents in detail; discussed its legal obligations and fiduciary obligations as directors in considering the proposed Merger Agreement with Smith Mackinnon; and, received Monroe’s summary analyses and opinion that the merger consideration to be received by the shareholders of FTB, was fair, from a financial point of view. Based upon this review and discussion of the legal terms of the Merger Agreement, the analyses and opinion of Monroe, and other relevant factors, the FTB board voted unanimously to approve the merger with HBI and to approve the Merger Agreement.

On April 25, 2014, the Merger Agreement and related documents were executed and delivered by the parties. HBI issued a press release announcing the signing of the Merger Agreement on April 25, 2014.

Recommendation of FTB’s Board of Directors and Reasons for the Merger

FTB’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interest of FTB and its shareholders. In reaching its conclusion to approve the Merger Agreement, FTB’s board of directors considered a number of factors, including the following:

•	the board’s knowledge of the current and prospective environment in which FTB operates, including national and local economic conditions, the competitive environment, the increased regulatory burden and expense imposed on financial institutions as a result of recent legislation, the trend toward consolidation in the financial services industry and the likely effect of these factors on FTB’s potential growth, development, profitability and strategic options;

•	the results that FTB could expect to achieve operating independently, and the likely risks and benefits to shareholders of that course of action, as compared with the value of the merger consideration;

•	the board’s view that the size of the institution and related economies of scale was becoming increasingly important to continued success in the current financial services environment and that a merger with a larger bank holding company could provide those economies of scale, increase efficiencies of operations and enhance customer products and services;

•	the board’s belief that the number of potential acquirers interested in smaller institutions like FTB, with total assets less than $500 million and limited geographic markets, has diminished and may diminish even further over time;

•	the opportunities and prospects of FTB for future organic growth and/or future growth through acquisitions without raising additional capital;

•	the board’s understanding of each of FTB’s and HBI’s business, operations, management, financial condition, asset quality, credit culture, earnings and prospects;

•	the results of FTB’s due diligence investigation of HBI and the reputation, business practices and experience of HBI and its management, including the experience of its senior management related to integration of acquired businesses;

•	the prospects for continued growth and enhanced performance of the combined company;

•	the fact that FTB’s shareholders will receive stock of HBI which would allow FTB shareholders to participate in the future performance of the combined company, and the value to FTB shareholders represented by that consideration;

•	the greater liquidity in the trading market for HBI common stock relative to the market for FTB common stock due to the listing of HBI’s shares on The Nasdaq Global Select Market;

•	the strong historical performance of HBI and HBI’s common stock;

•	the cash dividends historically paid by HBI on its common stock;

•	the opinion and financial presentations of Monroe to the FTB board of directors as to the fairness, from a financial point of view, of the merger consideration to be received by holders of FTB common stock;

•	the belief of the FTB board of directors that HBI emphasizes many of the same values embraced by FTB in the conduct of its business, such as, excellent customer service, employee development and delivering value to shareholders;

•	the potential effect of the merger on FTB’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by HBI to FTB’s employees;

•	the anticipated likelihood of HBI’s receiving the requisite regulatory approvals in a timely manner; and

•	the expected treatment of the merger as a “reorganization” for federal income tax purposes

The discussion of the information and factors considered by FTB’s board of directors is not exhaustive, but includes all the material factors considered by FTB’s board of directors. In view of the wide variety of factors considered by FTB’s board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. FTB’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of FTB and its shareholders. In considering the factors described above, individual members of FTB’s board of directors may have given different weights to different factors. FTB’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination.

FTB’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of FTB and its shareholders. Accordingly, the board of directors unanimously approved the Merger Agreement and unanimously recommends that FTB’s shareholders vote “FOR” approval of the Merger Agreement.

Opinion of Monroe Financial Partners, Inc.

FTB retained Monroe to act as its financial advisor in connection with the merger and participated in certain negotiations leading to the merger. As part of its engagement, FTB requested that Monroe provide an opinion as to the fairness from a financial point of view of the merger consideration to be received by the shareholders of FTB. Monroe is a nationally-recognized investment banking firm that provides specialized corporate finance and investment research services to financial services companies. In the ordinary course of its investment banking business, Monroe is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. FTB selected Monroe as its financial advisor based upon Monroe’s qualifications, expertise, and reputation in such capacity.

On April 25, 2014, Monroe rendered its fairness opinion to the board of directors of FTB that, as of such date and based upon and subject to various matters set forth in its opinion, the merger consideration was fair, from a financial point of view, to the shareholders of FTB. The full text of the fairness opinion is attached as Appendix C to this proxy statement/prospectus.

You should consider the following when reading the discussion of Monroe’s opinion in this document:

•	The summary of the opinion of Monroe set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix C to this proxy statement/prospectus. You should read the opinion in its entirety for a full discussion to the procedures followed, assumptions made, matters considered and qualification and limitation on the review undertaken by Monroe in connection with its opinion.

•	Monroe’s opinion speaks only as of the date of its opinion. The opinion was directed to FTB’s board of directors and is directed only to the fairness of the merger consideration to the FTB shareholders, from a financial point of view. It does not address the board’s underlying business decision to engage in the merger or any other aspect of the merger and is not a recommendation to any shareholder as to how he or she should vote at the Special Meeting with respect to the merger or any other matter.

In connection with its written opinion dated April 25, 2014, Monroe reviewed and considered, among other things:

•	the Merger Agreement;

•	audited financial information of FTB for the years ending December 31, 2009 through 2013 and unaudited financial information for the three months ended March 31, 2014;

•	audited financial information of HBI for the years ending December 31, 2009 through 2013 and unaudited financial information for the three months ended March 31, 2014; and

•	certain financial statements and other historical financial information of FTB and HBI that Monroe deemed relevant in determining the parties financial capacity to undertake the Merger.

In addition, Monroe:

•	held discussions with members of the managements of both FTB and HBI regarding historical and current business operations, financial condition, and future prospects of their respective companies;

•	reviewed the historical market prices and any trading activity for the stocks of both FTB and HBI;

•	compared the results of operations of FTB and HBI with those of certain banking companies which were deemed to be comparable and relevant;

•	compared the proposed financial terms of the merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations;

•	considered the current market environment generally and the commercial banking environment in particular; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as Monroe deemed relevant.

Monroe has relied, without independent verification, upon the accuracy and completeness of the information provided to it by FTB and HBI for the purposes of its opinion. Monroe further relied on the assurances of the senior management of each of FTB and HBI that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Monroe assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of FTB and HBI since the date of the most recent financial statements made available to Monroe. Monroe did not undertake any independent evaluation or appraisal of the assets and liabilities of FTB and HBI nor was it furnished with any appraisals. Monroe is not an expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses; it has not reviewed any individual credit files of FTB or HBI. Monroe assumed that the respective allowances for loan losses for FTB and HBI are adequate to cover such losses.

Any estimates for FTB and HBI contained in Monroe’s analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than the estimates. Monroe assumed that any projections provided or approved by FTB and HBI were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management. Monroe assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby.

Monroe’s opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Monroe as of, the date of its opinion. Events occurring after the date of its opinion could materially affect Monroe’s views. Monroe has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion. Monroe expressed no opinion as to any of the legal, regulatory, tax or accounting matters relating to the merger or any other transactions contemplated in connection with the Merger.

In rendering the fairness opinion, Monroe performed a variety of financial analyses. The following is a summary of the material analyses performed by Monroe, but is not a complete description of all the analyses underlying Monroe’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgment as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Monroe, and not merely the result of mathematical analysis of financial data. Monroe did not attribute particular weight to any analysis or factor considered by it. The process, therefore, is not necessarily susceptible to partial analysis or summary description. Monroe believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered in its analyses, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Monroe’s opinion. Also, no company included in Monroe’s comparative analysis described below is identical to FTB and HBI and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex consideration and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of FTB and HBI and the companies to which they are being compared.

In performing its analyses, Monroe made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which cannot be predicted and are beyond the control of FTB, HBI and Monroe. The analysis performed by Monroe is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Monroe prepared its analyses solely for the purposes of rendering its opinion and provided it analyses to the FTB Board at the April 24, 2014 meeting when the Merger Agreement was considered. Estimates on the values of the companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different.

The analysis and opinion of Monroe was among a number of factors taken into consideration by the board in making its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the merger) and the analyses described below should not be viewed as determinative of the decision of the Board or management with respect to the fairness of the merger.

Summary of the Proposed Merger. Pursuant to the Merger Agreement, the outstanding shares of FTB common stock will be converted into the right to receive shares of HBI common stock at a fixed price of $42,961,382 or approximately $16.78 per FTB share. The number of shares to be received by FTB shareholders will be based on the price performance of HBI common stock over the 20 trading days immediately prior to the Effective Time.

Based upon financial information as of or for the three months ended March 31, 2014, Monroe calculated the following merger transaction ratios:

Merger Consideration
Total Merger Consideration	$42,961,382
FTB Stock Outstanding	2,559,771
Deal Value Per Share	$16.78

Merger Multiples
(3/31/14)
Stated Book Value	146.3%
Tangible Book Value	146.3%
Last Twelve Months Earnings	14.0	x
Total Assets	13.8%
Total Deposits	15.5%
Core Deposit Premium	5.9%

Contribution Analysis. Monroe computed the contribution of HBI and FTB to various elements of the pro forma company. The following table compares the pro forma ownership in the combined company to each company’s respective contribution to various financial components of the pro forma company.

	Contribution
Financial Information as of March 31, 2014	HBI	FTB
Total Assets	95.6%	4.4%
Total Gross Loans	94.7%	5.3%
Total Deposits	95.1%	4.9%
Tangible Common Equity	94.9%	5.1%

LTM Net Interest Income	95.7%	4.3%
LTM Core Income*	96.6%	3.4%
LTM Net Income	96.1%	3.9%

Pro Forma Ownership(1)	98.1%	1.9%

*	Pre Tax, Pre Credit-related income
(1)	Assumes HBI avg. stock price of $35.00 and exchange ratio of 0.4795

Recent Financial Performance—FTB. Monroe reviewed FTB’s recent financial performance including balance sheet and income statement trends, profitability and net interest margin ratios, asset quality, and capitalization levels. Monroe’s analysis included an assessment of the FTB’s current capital position especially its compliance with the regulatory minimums. Monroe noted that as of March 31, 2014, FTB’s tier one leverage ratio was 9.65% and the total risk based capital ratio was 11.27%.

Selected Peer Group Analysis—FTB. Monroe used publicly-available information to compare selected financial information for FTB to two peer groups of publicly-traded financial institutions that Monroe deemed relevant for purposes of its analysis. Monroe compared selected operating results of FTB to those of 21 Southeast commercial banks with similar asset size (total assets between $250 million to $750 million) and asset quality (non-performing assets to total assets ratio less than 2%) (the “Southeast Group”) and to those of seven publicly traded banks in Florida (the “Florida Group”). Monroe noted the following financial performance was based on results for the three months ended March 31, 2014 for FTB and the peer groups (or the most recent quarter available), and April 23, 2014 pricing data.

	FTB		Southeast Group Average		Florida Group Average
Assets	$312	mil	$427	mil	$1,642	mil
Return on Avg. Assets	1.04%		0.70%		0.38%
Return on Avg. Equity	9.2%		6.6%		1.7%
Tang. Equity/Assets	9.4%		10.1%		8.9%
Net Interest Margin	4.04%		3.66%		3.78%
Efficiency Ratio	64%		74%		88%
Adj. NPAs/Assets(1)	1.31%		1.15%		3.28%
NCOs/Avg. Loans	0.03%		0.18%		0.83%

Price to LTM Earnings (x)			14.8	x	13.9	x
Price to Tangible Book Value (%)			115%		152%

(1)	NPAs include loans past due 90 days or more, nonaccrual assets, OREO and restructured loans, adjusted for any government guarantees

Monroe noted that FTB was more profitable and had a higher net interest margin than both the Southeast Group and Florida Group. FTB also had better asset quality and capital levels compared to the Florida Group but lower asset quality and capital levels compared to the Southeast Group.

Analysis of Comparable Merger Transactions. Monroe compared the financial terms of certain recent merger and acquisition transactions in the commercial banking industry, particularly those it deemed similar to the terms of the merger.

National Merger Transactions. Monroe selected a group of comparable merger and acquisition transactions throughout the United States and compared the pricing multiples to the multiples implied by the Merger consideration. Specifically, Monroe selected 17 bank merger and acquisition transactions (the “National Merger Peer Group”) according to the following criteria:

•	Merger and acquisition transactions announced during the twelve months ended April 23, 2014;

•	Seller’s total assets between $250 million and $750 million; and

•	Seller’s total nonperforming assets to total assets ratio less than 2%.

Southeast Merger Transactions. Monroe selected a group of comparable Southeast United States merger and acquisition transactions and compared the pricing multiples to the multiples implied by the Merger. Specifically, Monroe selected 17 bank merger and acquisition transactions (the “Southeast Merger Peer Group”) according to the following criteria:

•	Merger and acquisition transactions announced during the twelve months ended April 23, 2014;

•	Seller’s total assets between $250 million and $750 million; and

•	Seller was located within the Southeast United States.

Florida Merger Transactions. Monroe selected a group of comparable Florida merger and acquisition transactions and compared the pricing multiples to the multiples implied by the Merger. Specifically, Monroe selected nine bank merger and acquisition transaction (the “Florida Merger Peer Group”) according to the following criteria:

•	Merger and acquisition transactions announced during the twelve months ended April 23, 2014; and

•	Seller was located in Florida.

Monroe then compared the implied value of the merger to FTB’s tangible book value, last twelve months earnings, total assets, total deposits, and core deposits with the same metrics for the National, Southeast, and Florida comparable groups. The table below compares the median, high, and low multiples of the identified transactions with those of the merger.

Comparable Transaction Analysis—National Merger Peer Group
	Florida Traditions Indicators		Comparable Transactions
Pricing Multiples			Median		High		Low
Purchase Price % of Tangible Book Value	146.3%		146.9%		219.7%		90.0%
Purchase Price as a Multiple of LTM Earnings	14.0	x	17.3	x	26.5	x	6.8	x
Purchase Price % of Total Assets	13.8%		15.6%		25.6%		9.1%
Purchase Price % of Total Deposits	15.5%		17.8%		34.2%		10.0%
Core Deposit Premium	5.9%		7.4%		14.1%		(2.0)%

Comparable Transaction Analysis—Southeast Merger Peer Group
	Florida Traditions Indicators		Comparable Transactions
Pricing Multiples			Median		High		Low
Purchase Price % of Tangible Book Value	146.3%		122.4%		196.4%		33.0%
Purchase Price as a Multiple of LTM Earnings	14.0	x	15.5	x	28.6	x	6.8	x
Purchase Price % of Total Assets	13.8%		10.6%		17.5%		0.2%
Purchase Price % of Total Deposits	15.5%		11.1%		23.2%		0.3%
Core Deposit Premium	5.9%		2.4%		10.6%		(2.8)%

Comparable Transaction Florida Merger Peer Group
	Florida Traditions Indicators		Comparable Transactions
Pricing Multiples			Median		High		Low
Purchase Price % of Tangible Book Value	146.3%		120.0%		190.9%		85.0%
Purchase Price as a Multiple of LTM Earnings	14.0	x	14.5	x	16.5	x	13.7	x
Purchase Price % of Total Assets	13.8%		9.1%		19.1%		3.7%
Purchase Price % of Total Deposits	15.5%		11.1%		25.4%		3.4%
Core Deposit Premium	5.9%		3.1%		13.8%		(1.3)%

Discounted Cash Flow Analysis. Monroe performed a discounted cash flow analysis to estimate a range of present values of after-tax cash flows that FTB could provide to its shareholders on a stand-alone basis through December 31, 2018 under various circumstances, assuming it performed in accordance with the projections provided by FTB’s management.

In order to derive the terminal value of the FTB Common Stock in the discounted cash flow analysis, Monroe applied an average price to last twelve months earnings multiple of 15.7x to projected fiscal year 2018 net income and an average price to tangible book multiple of 130% to projected fiscal year 2018 tangible book value. The pricing multiples were derived from the average of the three selected merger peer groups used above.

The resulting terminal values were then discounted to the present value at a discount rate of 14.0%, chosen to reflect the desired return for the risk of owning FTB’s Common Stock in the current environment. On the basis of these assumptions, Monroe calculated that the present value of FTB under the discounted cash flow analysis, at a 14.0% discount rate, was $14.75 per share, which is below the merger consideration of $16.78 per share.

In order to derive the impact of changes in price to tangible book multiples and discount rates to the terminal value of the FTB Common Stock, Monroe applied multiples of tangible book value ranging from 100% to 200% to projected fiscal year 2018 tangible book value and discount rates ranging from 12.0% to 16.0%. The imputed range of per share values of FTB Common Stock, based on tangible book value multiples, is illustrated below.

Disc. Rate	Price to Tangible Book Multiples (%)
		100%	125%	150%	175%	200%
	12.0%	$10.92	$13.65	$16.38	$19.11	$21.83
	13.0%	$10.44	$13.05	$15.66	$18.27	$20.89
	14.0%	$9.99	$12.49	$14.99	$17.49	$19.99
	15.0%	$9.57	$11.96	$14.35	$16.74	$19.13
	16.0%	$9.16	$11.45	$13.74	$16.03	$18.32

Monroe noted that the per share consideration provided in the Merger is $16.78 per share, which is at the higher end of the range of per share values determined.

In order to derive the impact of changes in price to earnings multiples and discount rates to the terminal value of the FTB Common Stock, Monroe applied multiples of last twelve months earnings ranging from 12.0x to 20.0x to projected fiscal year 2018 earnings and discount rates ranging from 12.0% to 16.0%. The imputed range of per share values of FTB Common Stock, based on last twelve months earnings multiples, is illustrated below.

Disc. Rate	Price to Earnings Multiples (x)
		12.0x	14.0x	16.0x	18.0x	20.0x
	12.0%	$13.78	$16.08	$18.38	$20.68	$22.97
	13.0%	$13.19	$15.38	$17.58	$19.78	$21.98
	14.0%	$12.62	$14.72	$16.82	$18.93	$21.03
	15.0%	$12.08	$14.09	$16.10	$18.12	$20.13
	16.0%	$11.57	$13.49	$15.42	$17.35	$19.28

Monroe noted that the per share consideration provided in the merger is $16.78 per share, which is within the range of per share values determined.

Monroe also considered the overall sensitivity to FTB’s projected 2018 earnings value based on variations in FTB’s projected earnings, ranging from a 25% discount to a 25% premium from the base forecast. Monroe then applied last twelve months earnings multiples ranging from 12.0x to 20.0x to derive the terminal value at the discount rate of 14.0%. The imputed range of per share values of FTB Common Stock, utilizing different terminal earnings scenarios, is illustrated below.

Earnings Growth Variance	Price to Earnings Sales Multiples (x)
		12.0x	14.0x	16.0x	18.0x	20.0x
	(25.0%)	$9.46	$11.04	$12.62	$14.19	$15.77
	(10.0%)	$11.36	$13.25	$15.14	$17.03	$18.93
	0.0%	$12.62	$14.72	$16.82	$18.93	$21.03
	10.0%	$13.88	$16.19	$18.51	$20.82	$23.13
	25.0%	$15.77	$18.40	$21.03	$23.66	$26.29

Monroe noted that the per share consideration provided in the merger is $16.78 per share, which is within the range of per share values determined.

Monroe noted that the discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Recent Financial Performance—HBI. Monroe reviewed HBI’s recent financial performance including balance sheet and income statement trends, profitability and net interest margin ratios, asset quality, and capitalization levels. Monroe’s analysis included an assessment of HBI’s current capital position especially its compliance with the regulatory minimums. Monroe noted that as of March 31, 2014, HBI’s tier one leverage ratio was 9.08% and the total risk based capital ratio was 12.65%.

Selected Peer Group Analysis—HBI. Monroe used publicly-available information to compare selected financial information for HBI to two peer groups of publicly-traded financial institutions that Monroe deemed relevant for purposes of its analysis. Monroe compared selected operating results of HBI to those of 11 commercial banks operating within the same geographical region as HBI (the “Regional Group”) and to those of seven banks that were active acquirers of failed banks (the “FDIC Acquirer Group”). Monroe noted the following financial performance was based on results for the three months ended March 31, 2014 for HBI and the peer groups (or the most recent quarter available) and April 23, 2014 pricing data.

	HBI		Regional Group Average		FDIC Acquirer Group Average
Assets	$6,781	mil	$9,635	mil	$5,114	mil
Return on Avg. Assets	1.72%		0.98%		1.01%
Return on Avg. Equity	13.6%		8.6%		9.2%
Tang. Equity/Assets	8.5%		9.5%		9.3%
Net Interest Margin	5.29%		4.06%		4.43%
Efficiency Ratio	44%		68%		67%
Adj. NPAs/Assets(1)	1.14%		1.96%		2.50%
NCOs/Avg. Loans	0.30%		0.22%		0.31%

Price to LTM Earnings (x)	27.0	x	19.2	x	20.9	x
Price to Tangible Book Value (%)	403%		186%		196%

(1)	NPAs include loans past due 90 days or more, nonaccrual assets, OREO and restructured loans, adjusted for any government guarantees

Monroe noted that HBI was more profitable, had a higher net interest margin, and better asset quality than both peer groups. HBI had lower capital levels compared to both peer groups. Monroe noted that HBI’s common stock was trading at higher price to last twelve months earnings and price to tangible book value multiples compared to both peer groups.

Stock Price Performance—HBI. Monroe reviewed HBI’s recent stock price performance and compared it to the stock price performance of its peer groups and the KBW Bank Index (a well known bank index) over a one and two year timeframe (ending April 23, 2014) as illustrated in the table below.

	Total Return
	One Year	Two Year
HBI	63.6%	137.5%
KBW Bank Index	25.2%	47.8%
Regional Group	30.2%	42.5%
FDIC Acquirer Group	44.9%	65.9%

HBI’s price outperformed each of the groups for both the one year and two year timeframe. Monroe noted that HBI’s price to tangible book value multiples have exceeded the averages of the peer groups over the same two years. Monroe also noted that prior to the first quarter of 2013, HBI’s price to last twelve months earnings multiples traded in line with the peer group, but have traded above the peer group averages since then.

Financial Impact Analysis. Monroe evaluated the pro forma effects of the merger on selected financial data of HBI and FTB, assuming management’s projections for each of HBI and FTB and certain merger related accounting adjustments. The analysis indicated that the merger is expected to be accretive to HBI’s estimated earnings per share and dilutive to FTB’s estimated earnings per share. The analysis further indicated that the merger would be immediately accretive to HBI’s tangible book value. Monroe noted that HBI remains well-capitalized from a regulatory perspective following the merger.

Monroe’s Conclusions. Based on the results of the various analyses described above, Monroe concluded that the consideration to be received under the terms of the merger is fair, from a financial point of view, to FTB’s stockholders.

Monroe’s Compensation. Monroe has acted as financial advisor to the FTB board of directors in connection with the merger and will receive a fee of $385,000 for such services, $200,000 of which is contingent upon the closing of the merger. Monroe also received a fee for rendering its opinion. FTB has also agreed to indemnify Monroe against certain liabilities arising out of its engagement. During the two years preceding the date of Monroe’s opinion, Monroe has not been engaged by, performed any services for, or received any compensation from HBI. Monroe’s fairness opinion was approved by Monroe’s fairness opinion committee.

Actions of the HBI Board of Directors and Reasons for the Merger

HBI’s board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger was in the best interest of HBI and its shareholders. In reaching its conclusion to approve the Merger Agreement, HBI’s board of directors considered a number of factors, including the following:

•	The combined market footprint for HBI in Florida that the acquisition would provide.

•	The potential earnings accretion for HBI in the future given the opportunities for improvement in operational efficiencies.

•	The familiarity with FTB’s organization and management.

•	The common business philosophies and customer profiles.

•	The quality of FTB’s organization from a financial and regulatory perspective.

•	The potential market acceptance and approval of a transaction of this quality.

•	The fairness of the consideration as supported by the Wunderlich Securities, Inc.’s fairness opinion.

The discussion of the information and factors considered by the HBI’s board of directors is not exhaustive, but includes all the material factors considered by HBI’s board of directors. HBI’s board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of HBI and its shareholders.

HBI’s board of directors determined that the merger, the Merger Agreement and the transactions contemplated are advisable and in the best interests of HBI and its shareholders. Accordingly, the board of directors unanimously approved the Merger Agreement.

Opinion of HBI’s Financial Advisor

The HBI board of directors requested that Wunderlich Securities, Inc. (“Wunderlich Securities”) evaluate the fairness, from a financial point of view, to HBI of the consideration to be paid by HBI in connection with the proposed merger of FTB with and into HBI’s wholly owned subsidiary, Centennial Bank, pursuant and subject to the Merger Agreement.

At an April 17, 2014 meeting of HBI’s board of directors, Wunderlich Securities provided the Board a preliminary overview of its analyses performed as of the date of the meeting. Wunderlich Securities advised the Board that its analyses were as of such date and based upon and subject to various qualifications and assumptions described in the meeting. At this meeting the Board did not request and Wunderlich Securities did not provide an opinion. Wunderlich Securities delivered its opinion to the board on April 28, 2014.

The full text of the Wunderlich Securities opinion, dated April 28, 2014, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Appendix B to this proxy statement/prospectus. The summary of the opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Holders of HBI’s common stock are urged to read the Wunderlich Securities opinion in its entirety. Wunderlich Securities provided its opinion for the information and assistance solely of HBI’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and the opinion only addresses whether, as of the date of such written opinion, the merger consideration to be paid by HBI in the merger pursuant to the Merger Agreement was fair, from a financial point of view, to HBI and does not address any other term or aspect of the Merger Agreement or the merger contemplated thereby. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to HBI or HBI’s underlying business decision to effect the merger or any related transaction. The opinion does not constitute a recommendation to HBI’s board of directors or any stockholder of HBI as to how the board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.

In connection with rendering its opinion, Wunderlich Securities, among other things, reviewed:

•	the financial terms and conditions of the merger as set forth in the Merger Agreement, including an analysis of the merger consideration to be paid;

•	FTB’s audited financial statements for the years ended December 31, 2012 and December 31, 2013;

•	FTB’s reports and schedules filed with its regulators for the years ended December 31, 2011, December 31, 2012, and December 31, 2013;

•	other financial and operating information provided by FTB;

•	discussed with members of the senior management of HBI and FTB certain information regarding the historical and current financial and operating performance of FTB as provided by HBI and certain internal financial forecasts regarding the future financial results and condition of FTB (the “Projections”) prepared and provided to us by HBI’s senior management, which were approved for our use in connection with the preparation of this opinion by HBI;

•	comparative financial and operating data on the banking industry, FTB, and certain institutions which we deemed to be comparable to FTB;

•	certain publicly available information regarding actual and proposed business combinations involving companies deemed comparable to FTB, including valuations for such companies; and

•	such other analyses and information relating to FTB and the merger as Wunderlich Securities deemed relevant for the purpose of the opinion.

In connection with its review, Wunderlich Securities assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Wunderlich Securities by HBI, FTB or any other party, as well as publicly available information, and did not undertake any duty or responsibility to verify independently any of such information. In addition, Wunderlich Securities did not receive or review any individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of FTB or any of its respective subsidiaries and Wunderlich Securities was not furnished with any such evaluations or appraisals. Wunderlich Securities is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses, accordingly, it has assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections, Wunderlich Securities was advised by HBI and has assumed that the Projections have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of HBI as to the future financial performance of the FTB. Wunderlich Securities was authorized by HBI to rely upon such forecasts and other information and data, including without limitation the Projections, and Wunderlich Securities expresses no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. Wunderlich Securities assumed that each party to the Merger Agreement would advise it promptly if any information previously provided to Wunderlich Securities became inaccurate or was required to be updated during the period of its review. Based upon the terms specified in the Merger Agreement, Wunderlich Securities assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Wunderlich Securities did not express any opinion as to the value of HBI’s common stock or FTB’s common stock following the announcement of the proposed merger, the value of HBI’s common stock following the consummation of the merger, or the prices at which shares of HBI’s common stock or FTB’s common stock may be purchased or sold at any time, which in each case, may vary depending on numerous factors, including factors outside of the control of HBI and FTB. In rendering its opinion, Wunderlich Securities relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the draft Merger Agreement reviewed by Wunderlich Securities. Wunderlich Securities further assumed that the merger would be consummated on the terms described in the Merger Agreement. Furthermore, Wunderlich Securities assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the merger will be satisfied without being waived. Wunderlich Securities also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which HBI is a party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on HBI.

In conducting its investigation and analyses and in arriving at its opinion, Wunderlich Securities took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) historical and projected assets, loans, deposits, revenues, net income and capitalization of FTB and certain other publicly held companies, with publicly traded equity securities, that it believed relevant; (ii) the current and projected financial position and results of operations of FTB; (iii) financial and operating information concerning selected business combinations which it deemed comparable in whole or in part; and (iv) the general condition of the securities markets.

Wunderlich Securities expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid by HBI. Wunderlich Securities expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of HBI’s board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Wunderlich Securities in matters that require legal, accounting or tax advice. Wunderlich Securities assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Wunderlich Securities relied, with the consent of HBI’s board of directors, on the fact that HBI was assisted by legal, accounting and tax advisors, and assumed that the assessments by HBI and its advisors, as to all legal, accounting and tax matters with respect to HBI and the merger were correct. In formulating its opinion, Wunderlich Securities considered only the merger consideration to be paid by HBI, and Wunderlich Securities had not considered, and its opinion does not address, any other payments that may be made to employees or other stockholders of HBI in connection with the merger. Wunderlich Securities had not been requested to opine as to, and the opinion does not express an opinion as to or otherwise address, among other things the fairness of the merger or the merger consideration to the holders of any class of securities, creditors or other constituencies of HBI, or to any other party. Wunderlich Securities did not and does not assume any fiduciary duty to HBI’s board of directors, stockholders or any other party. The following summarizes the material financial analyses presented by Wunderlich Securities to HBI’s board of directors at its meeting on April 17, 2014, which material was considered by Wunderlich Securities in rendering the opinion described below on April 28, 2014. No company or transaction used in the analyses described below is directly comparable to HBI, FTB or the contemplated merger.

Selected Public Companies Analysis. Wunderlich Securities analyzed the relative valuation multiples of twelve publicly-traded banks headquartered in Alabama, Georgia, Florida, Mississippi, and South Carolina with total assets between $200 million and $1 billion, including:

•	Auburn National Bancorporation, Inc.

•	Bank of South Carolina Corporation

•	Carolina Alliance Bank

•	Citizens Holding Company

•	Community Southern Bank

•	First Bancshares, Inc.

•	First Community Corporation

•	Merchants & Marine Bancorp, Inc.

•	Pinnacle Bank

•	Southcoast Financial Corporation

•	Southern First Bancshares, Inc.

•	Southwest Georgia Financial Corporation

Wunderlich Securities calculated various financial multiples for each company, including (i) market value compared to tangible book value, and earnings per share for the most recent actual twelve months results and (ii) market value per share compared to earnings per share, using Wall Street estimates for the selected companies for the fiscal years 2014 and 2015. The estimates published by Wall Street research analysts were not prepared in connection with the merger or at Wunderlich Securities’ request and may or may not prove to be accurate. Wunderlich Securities reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the FTB implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Price /
	Tangible Book Value (%)	LTM E.P.S (x)	2014E E.P.S. (x)	2015E E.P.S. (x)
Mean	158.8	17.3	17.1	14.1
Median	159.7	17.3	17.2	13.9
Minimum	149.2	15.4	16.1	13.1
Maximum	244.4	21.8	17.9	15.1
Merger Consideration	151.5	16.2	13.6	NA

Furthermore, Wunderlich Securities applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to FTB’s actual and projected financial results and determined the implied common equity value of FTB common stock and then compared those implied common equity values to the merger consideration of $43 million. The results of this are summarized below:

	Implied Common Equity Value Based On: ($ million)
	Tangible Book Value	LTM E.P.S	2014E E.P.S.	2015E E.P.S.
Mean	45.1	45.9	53.9	14.1
Median	45.3	46.0	54.3	13.9
Minimum	42.3	40.9	50.9	13.1
Maximum	69.4	57.8	56.5	15.1
Merger Consideration	43.0	43.0	43.0	NA

Selected Transaction Analysis. Wunderlich Securities analyzed publicly available information relating to selected acquisitions of U.S. banks and thrifts with announced deal values between $25 million and $75 million and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	MainSource Financial Group, Inc./ MBT Bancorp

•	Peoples Bancorp Inc./ Ohio Heritage Bancorp, Inc.

•	Simmons First National Corporation/ Delta Trust & Banking Corporation

•	First Citizens Bancshares, Inc./ Southern Heritage Bancshares, Inc.

•	CBFH, Inc./ MC Bancshares, Inc.

•	Ameris Bancorp/ Coastal Bankshares, Inc.

•	CVB Financial Corp./ American Security Bank

•	IBERIABANK Corporation/ First Private Holdings, Inc.

•	First Interstate BancSystem, Inc./ Mountain West Financial Corp.

•	First Financial Bancorp./ Insight Bank

•	First Financial Bancorp./ First Bexley Bank

•	Mascoma Mutual Financial Services Corporation/ Connecticut River Bancorp, Inc.

•	WSFS Financial Corporation/ First Wyoming Financial Corporation

•	NewBridge Bancorp/ CapStone Bank

•	Heritage Oaks Bancorp/ Mission Community Bancorp

•	Cardinal Financial Corporation/ United Financial Banking Companies, Inc.

•	Stonegate Bank/ Florida Shores Bancorp, Inc.

•	Bank of Marin Bancorp/ NorCal Community Bancorp

•	Wilshire Bancorp, Inc./ BankAsiana

•	Commerce Bancshares, Inc./ Summit Bancshares, Inc.

•	Independent Bank Corp./ Mayflower Bancorp, Inc.

•	Sterling Financial Corporation/ Commerce National Bank

•	Glacier Bancorp, Inc./ North Cascades Bancshares, Inc.

•	CNB Financial Corporation/ FC Banc Corp.

•	Heritage Financial Corporation/ Valley Community Bancshares, Inc.

•	Pacific Premier Bancorp, Inc./ San Diego Trust Bank

•	Glacier Bancorp, Inc./ Wheatland Bankshares, Inc.

•	First Financial Bankshares, Inc./ Orange Savings Bank, SSB

•	Lakeland Bancorp, Inc./ Somerset Hills Bancorp

Wunderlich Securities examined valuation multiples of transaction common equity value compared to FTB’s tangible book value, LTM earnings, and core deposit premium, in each case, where such information was publicly available. Wunderlich Securities reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for FTB implied by the merger consideration. Furthermore, Wunderlich Securities applied the mean, median, minimum and maximum relative valuation multiples to FTB’s tangible book value, LTM earnings, and core deposits to determine the implied common equity value and then compared those implied common equity values to the merger consideration of $43 million. The results of the selected transactions analysis are summarized below:

	Price /
	Tangible Book Value (%)	LTM E.P.S (x)	Core Deposit Premium (%)
Mean	148.6	22.0	6.4
Median	146.1	19.2	6.5
Minimum	112.9	6.4	2.0
Maximum	196.4	50.3	14.1
Merger Consideration	151.5	16.2	6.2

	Implied Common Equity Value Based On: ($ million)
	Tangible Book Value	LTM E.P.S.	Core Deposit Premium
Mean	42.2	58.5	44.8
Median	41.5	51.0	45.0
Minimum	32.0	16.9	33.5
Maximum	55.7	133.5	64.5
Merger Consideration	43.0	43.0	43.0

Discounted Cash Flow Analysis. Wunderlich Securities analyzed the discounted present value of FTB’s projected free cash flows for the years ending December 31, 2014 through December 31, 2017 on a standalone basis. Wunderlich Securities used project cash flows, defined as net income to common shareholders, less core deposit intangible amortization.

The discounted cash flow analysis was based on projections of the financial performance of FTB utilizing estimated annual growth rates of net income ranging from 0% to 15% and that represented the best available estimates and judgment of management. Consistent with the periods included in the financial projections, Wunderlich Securities used calendar year 2017 as the final year for the analysis and applied multiples, ranging from 12.0x to 15.0x, to calendar 2017 cash net income to common shareholders in order to derive a range of terminal values for FTB in 2017.

The projected cash flows and terminal values were discounted using a rate of 11.1%, which reflected the cost of equity associated with executing FTB’s business plan. Wunderlich Securities reviewed the range of aggregate common equity values derived in the discounted cash flow analysis and compared them to the merger consideration. The results of the discounted cash flow analysis are summarized below:

Implied Common Equity Value ($ million)
Minimum	34.7
Maximum	59.3
Merger Consideration	43.0

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Wunderlich Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Wunderlich Securities considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Wunderlich Securities’ view of the actual value of FTB.

In performing its analyses, Wunderlich Securities made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of HBI. The analyses performed by Wunderlich Securities are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to HBI’s board of directors and were prepared solely as part of Wunderlich Securities’ analysis of the fairness, from a financial point of view, to HBI of the consideration to be paid in connection with the proposed merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Wunderlich Securities was one of many factors taken into consideration by HBI’s board of directors in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of HBI board of directors’ or HBI management’s opinion with respect to the value of the FTB. HBI placed no limits on the scope of the analysis performed, or opinion expressed, by Wunderlich Securities.

Wunderlich Securities’ opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on April 28, 2014, and any material change in such circumstances and conditions may affect Wunderlich Securities’ opinion, but Wunderlich Securities does not have any obligation to update, revise or reaffirm that opinion.

HBI retained Wunderlich Securities based on its qualifications and experience in providing financial advice, on its reputation as a nationally recognized investment banking firm and its experience in the banking sector. During the two years preceding the date of Wunderlich Securities’ opinion, Wunderlich Securities has not been engaged by, performed any services for or received any compensation from HBI except as related to the delivery of the opinion. For services rendered in connection with the delivery of its opinion, HBI paid Wunderlich Securities an investment banking fee of $100,000. HBI also agreed to reimburse Wunderlich Securities for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Wunderlich Securities against certain liabilities arising out of its engagement.

Wunderlich Securities is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Wunderlich Securities may trade in the securities of HBI for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Wunderlich Securities may provide investment banking, financial advisory and other financial services to HBI and/or FTB or other participants in the merger in the future, for which Wunderlich Securities may receive compensation.

The full text of the Wunderlich opinion, dated April 28, 2014, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Appendix B to this proxy statement/prospectus. The summary of the opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Management and Board of Directors of HBI After the Merger

Upon completion of the merger, the board of directors of HBI will consist of the directors serving on the board of directors of HBI prior to the effective time of the merger. The current directors and senior officers of HBI are expected to continue in their current positions, other than as has been or may be publicly announced by HBI in the normal course. Information about the current HBI directors and executive officers can be found in the documents listed under “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Interests of FTB Directors and Officers in the Merger and Golden Parachute Compensation

Certain of FTB’s directors and officers have interests in the merger as individuals in addition to, or different from, their interests as shareholders of FTB, including that HBI has agreed to indemnify the present and former directors and officers of FTB against certain costs, damages or liabilities incurred in connection with claims, investigations and other transactions arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, and to provide them with director’s and officer’s liability insurance coverage for a period of six years following the merger. In addition, certain FTB officers will be entitled to receive (i) cash payments at the closing of the merger in connection with the termination of their stock options, (ii) cash payments in connection with the termination of FTB’s supplemental executive retirement plans and (iii) cash payments under their employment agreements upon the closing of the merger. James S. Stalnaker, Jr. and Earl H. Young are the only executive officers of FTB.

Name	Cash ($)		Equity ($)		Other ($)		Total ($)
James S. Stalnaker, Jr.	$276,667	(1)	$406,998	(2)	$454,333	(3)	$1,137,998
Earl H. Young	$181,533	(4)	$203,499	(5)	$301,923	(6)	$686,955
Melissa A. Wade	$89,783	(7)	$135,666	(8)	—		$225,449
Thomas M. Ward	$127,863	(9)	$135,666	(10)	—		$263,529

(1)	FTB entered into an Employment Agreement with James S. Stalnaker, Jr. dated December 10, 2007 that provides that in the event of a change of control and termination of his employment, he is entitled to receive a cash payment equal to one (1) times the average base annual salary received by him during the three-year period prior to such termination.
(2)	James Stalknaker, Jr. owns stock options representing the right to purchase shares of FTB common stock and will receive an aggregate of $406,998 (the difference between the exercise price and the per-share consideration) upon termination of those stock options in connection with the closing of the merger.
(3)	James Stalknaker, Jr. will receive a cash payment equal to $454,333 in connection with the termination of the FTB Supplemental Executive Retirement Plan dated December 1, 2011.
(4)	FTB entered into an Employment Agreement with Earl H. Young dated December 10, 2007 that provides that in the event of a change of control and termination of his employment, he is entitled to receive a cash payment equal to one (1) times the average base annual salary received by him during the three-year period prior to such termination.
(5)	Earl H. Young owns stock options representing the right to purchase shares of FTB common stock and will receive an aggregate of $203,499 (the difference between the exercise price and the per-share consideration) upon termination of those stock options in connection with the closing of the merger.

(6)	Earl H. Young will receive a cash payment equal to $301,923 in connection with the termination of the FTB Supplemental Executive Retirement Plan dated December 1, 2011.
(7)	FTB entered into an Employment Agreement with Melissa A. Wade dated December 10, 2007 that provides that in the event of a change of control and termination of her employment, she is entitled to receive a cash payment equal to one (1) times the average base annual salary received by her during the three-year period prior to such termination.
(8)	Melissa A. Wade owns stock options representing the right to purchase shares of FTB common stock and will receive an aggregate of $135,666 (the difference between the exercise price and the per-share consideration) upon termination of those stock options in connection with the closing of the merger.
(9)	FTB entered into an Employment Agreement with Thomas M. Ward dated December 10, 2007 that provides that in the event of a change of control and termination of his employment, he is entitled to receive a cash payment equal to one (1) times the average base annual salary received by him during the three-year period prior to such termination.
(10)	Thomas M. Ward owns stock options representing the right to purchase shares of FTB common stock and will receive an aggregate of $135,666 (the difference between the exercise price and the per-share consideration) upon termination of those stock options in connection with the closing of the merger.

In addition to the amounts payable upon closing of the merger, Centennial Bank may offer continued employment to one or more of the officers at salaries agreed upon by the officer and Centennial Bank. James S. Stalnaker, Jr. will also be paid an amount equal to $127,750 each year for a period of four (4) years ( for a total of $511,000) in consideration for Mr. Stalnaker’s agreement not to compete with Centennial Bank during such four-year period.

FTB’s directors will also receive cash payments in connection with the termination of their stock options in the following amounts (the difference between the exercise price and the per-share consideration upon termination of those stock options in connection with the closing of the merger):

H. Allen Altman	$68,939
Leonard H. Johnson	$68,939
Kenneth R. Lehman	$103,411
Dale E. Maggard	$103,411
Pamela L. Mattox	$68,939
William F. Nye	$89,621
Ronald E. Oakley	$103,411
Randall L. Phillips	$74,454
Wilton E. Simpson	$96,520
James S. Stalnaker, Jr.	$406,998
Charles D. Waller	$83,279
Will Weatherford	$52,833
Earl H. Young	$203,499

Termination of Stock Options

FTB has outstanding options to purchase 428,418 shares of FTB common stock. Pursuant to the terms of the options, FTB intends to terminate all of the outstanding options at or prior to the effective time of the merger and pay each option holder the difference between the option price and the per-share merger consideration. The total amount to be paid for termination of the options is approximately $2,868,838 (including the amounts payable to directors and officers as described in the preceding section).

THE MERGER AGREEMENT

Effects of the Merger

As a result of the merger, FTB will merge with and into Centennial Bank, a wholly-owned subsidiary of HBI. Following the merger, Centennial Bank will continue as the surviving corporation. As a result of the merger, there will no longer be any shares of FTB common stock. FTB shareholders receiving shares of HBI common stock as merger consideration will only participate in the combined company’s future earnings and potential growth through their ownership of HBI common stock. All of the other incidents of direct stock ownership in FTB, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from FTB, will be extinguished upon completion of the merger.

Effective Time of the Merger

The closing of the merger will occur at 10:00 a.m., Central Time, on [—], unless the parties mutually agree to extend the closing. The merger will be completed legally at the date and time specified in the articles of merger to be filed by HBI with the Secretary of State of the State of Arkansas. As of the date of this proxy statement/prospectus, the parties expect that the merger will be effective during the third calendar quarter of 2014. However, there can be no assurance as to when or if the merger will occur.

As described below, if the merger is not completed by December 31, 2014, the Merger Agreement may be terminated by either HBI or FTB, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger. FTB has agreed that, prior to the effective time of the merger, it will conduct its business, in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. FTB and HBI have agreed to take no action (and to cause their subsidiaries to take no action) that is intended to or would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the completion of the merger or to perform the covenants and agreements in the Merger Agreement or to consummate the merger and the other transactions contemplated by the Merger Agreement.

In addition to the general covenants above, FTB has agreed that prior to the effective time of the merger, subject to specified exceptions, it will not, and will not permit its subsidiaries to, without the prior approval of HBI (which approval shall not be unreasonably withheld):

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable legal requirement or policies imposed by any governmental authority;

•	make any capital expenditures in excess of $20,000 individually other than as required pursuant to contracts already entered into;

•	terminate, enter into, amend, modify or renew any employee benefit plan (as defined by ERISA), any material contract (as defined by Regulation S-K), or any other contracts not in the ordinary course of business;

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of FTB’s stock or any additional options or other rights, grants or awards with respect to FTB’s stock;

•	make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock;

•	sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to FTB;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, provided that FTB may continue to borrow money from the Federal Home Loan Bank System, the Federal Reserve or any other governmental authority in a manner consistent with past practice;

•	make, renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of $250,000;

•	enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of it or for the account of a customer of it, except in the ordinary course of business and consistent with past practice;

•	acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other person;

•	merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence;

•	file any application to establish, or to relocate or terminate the operations of, any banking office;

•	amend the FTB articles of incorporation or bylaws or similar organizational documents for its subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by FTB with respect to any of their respective directors, officers, employees, agents or other entities;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a governmental authority;

•	make, change or revoke any tax election, file any amended tax return (unless to correct an error with the prior written consent of HBI, such consent not to be unreasonably withheld or delayed), enter into any closing agreement, settle any tax audit, claim or assessment, surrender or reduce any right to claim a refund of taxes, agree to extend any statute of limitations relating to taxes, fail to duly and timely file with appropriate taxing authorities all tax returns required to be filed by or with respect to FTB or its subsidiary or fail to remit any taxes due, whether or not shown on any tax return;

•	without the prior written consent of HBI, such consent not to be unreasonably withheld or delayed, settle any action, suit, claim or proceeding against FTB, except for any action, suit, claim or proceeding arising out of or in connection with the Merger Agreement or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice in an amount or for consideration not in excess of $25,000 that would not (A) impose any material restriction on the business after the Closing, HBI or their respective affiliates or (B) create precedent for claims that are reasonably likely to be material to FTB or, after the Closing, HBI or their respective affiliates;

•	other than in the ordinary course of business and consistent with past practice, terminate, enter into, amend, modify (including by way of interpretation) or renew any employment, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant, or grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except to make changes that are required by any applicable legal requirements;

•	terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any employee benefit plan (as defined by ERISA), except (A) as required by applicable legal requirements, or (B) to satisfy contractual obligations existing as of the date hereof;

•	(A) grant, extend, amend, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which FTB is licensed or otherwise permitted by a third party to use;

•	participate in any program sponsored or administered by any governmental authority, which program is not part of the usual and customary banking business of FTB;

•	engage in (or modify in a manner adverse to FTB) any transactions with any entity known to be a shareholder of FTB or any director or officer of FTB (or any affiliate of any such person), other than deposit relationships in the ordinary course of business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with FTB and did not involve more than the normal risk of collectability or present other unfavorable features;

•	knowingly take, or knowingly omit to take, any action that would result in a violation of the Merger Agreement covenants, or would result in any of the representations and warranties of FTB made in the Merger Agreement becoming untrue, or would prevent FTB from performing its obligations under the Merger Agreement or consummating the closing;

•	enter into any contract in violation of the covenants, representations or warranties of the Merger Agreement; and

•	enter into, or extend, any leases or rental agreements.

Regulatory Matters. HBI and FTB have agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part. HBI and FTB have agreed to use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and to mail or deliver the proxy statement/prospectus to FTB’s shareholders. HBI has also agreed to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to consummate the merger, and FTB has agreed to furnish all information concerning FTB and the holders of FTB common stock as may be reasonably requested in connection with any such action.

HBI and FTB have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger as soon as possible, and no later than December 31, 2014, to the extent reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. FTB and HBI have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to FTB or HBI (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the Merger Agreement. In addition, FTB and HBI will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the merger and each party will keep the other apprised of the status of matters relating to the completion of the merger. Each party will consult with the other in advance of any meeting or conference with any governmental entity in connection with the merger and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Additionally, each of HBI and FTB has agreed to furnish to the other, upon request, all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of HBI, FTB or any of their respective subsidiaries to any governmental entity in connection with the merger.

HBI and FTB have agreed to use their reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing of the merger, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any governmental entity so as to enable the closing of the merger to occur as soon as possible, and in any event no later than December 31, 2014, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of HBI, FTB, and their respective subsidiaries, effecting the dissolution, internal merger or consolidation of subsidiaries of HBI or FTB effective upon the completion of the merger, or enhancing internal controls (including by increasing staffing levels and external hires).

Each of HBI and FTB will promptly advise the other upon receiving any communication from any governmental entity the consent or approval of which is required for consummation of the merger that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval may be materially delayed.

Shareholder Approval. FTB’s board of directors has resolved to recommend to the FTB shareholders that they approve the Merger Agreement and to submit to FTB shareholders the Merger Agreement and any other matters required to be approved by FTB shareholders in order to carry out the intentions of the Merger Agreement, subject to certain exceptions if, following the receipt of a Superior Proposal (as defined below), the board of directors of FTB concludes in good faith (and based on the advice of counsel) that the failure to withdraw its recommendation or terminate the Merger Agreement would more likely than not result in a violation of the board’s fiduciary duties under applicable law.

NASDAQ Listing. HBI will cause the shares of HBI common stock to be issued in the merger to have been authorized for listing on The NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the merger.

Employee Matters. The Merger Agreement provides that HBI shall provide each employee who is actively employed by FTB on the closing date while employed by HBI following the closing date with employee benefits which, in the aggregate, are no less favorable than employee benefits provided by HBI to similarly situated employees of HBI.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time of the merger, HBI and Centennial Bank will indemnify and hold harmless each present and former director and officer of FTB and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the bylaws of FTB and applicable law.

In addition, for a period of six years following the effective time of the merger, HBI will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of FTB (determined as of the effective time) with respect to claims against such directors and officers arising from facts or events occurring before the effective time (including the transactions contemplated by the Merger Agreement, which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the indemnified party as that coverage currently provided by FTB; provided that in no event shall the premium for this coverage exceed $100,000. Prior to the effective time and in lieu of the foregoing, FTB will use commercially reasonable best efforts to purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence and fully pay for such policy prior to the closing of the merger.

No Solicitation. The Merger Agreement precludes FTB and its respective officers, directors, agents, advisors and affiliates from initiating, soliciting, or encouraging inquiries or proposals with respect to, or participating in any negotiations concerning, or providing any nonpublic information relating to, any Acquisition Proposal (as defined below). However, if at any time after the date of the Merger Agreement and prior to obtaining the approval of the Merger Agreement by FTB shareholders, FTB receives an unsolicited bona fide Acquisition Proposal and the board of directors of FTB concludes in good faith that such Acquisition Proposal constitutes, a Superior Proposal (as defined below), then FTB and its board of directors may furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the board of directors of FTB concludes in good faith (and based on the advice of counsel) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law. Prior to providing any such nonpublic information or engaging in any such negotiations, FTB must have entered into a confidentiality agreement with such third party on terms no less favorable to FTB than the confidentiality agreement between FTB and HBI, and such confidentiality agreement must expressly permit FTB to comply with its obligations pursuant to the Merger Agreement. FTB must promptly (and in any event within 24 hours) advise HBI following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that would reasonably be expected to lead to any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and keep HBI promptly apprised of any related developments, discussions and negotiations (including the terms and conditions of any such request, inquiry or Acquisition Proposal, or all amendments or proposed amendments thereto) on a current basis.

As used in the Merger Agreement, “Acquisition Proposal” means any proposal or offer other than the Merger Agreement with respect to any transaction or any public announcement by any entity of a proposal, plan or intention with respect to any (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of FTB in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

In addition, in the event that FTB receives an Acquisition Proposal that FTB’s board of directors concludes in good faith constitutes a Superior Proposal (as defined below), the board of directors of FTB may withdraw or materially and adversely modify its recommendation that FTB shareholders vote to approve the Merger Agreement, or recommend to its shareholders a Acquisition Proposal other than the merger, or terminate the Merger Agreement, if it concludes in good faith (and based on the advice of counsel) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, as long as FTB gives HBI prior written notice at least four business days before taking such action and during such four business day period FTB negotiates in good faith with HBI to enable HBI to make an improved offer that is at least as favorable to the shareholders of FTB as such alternative Acquisition Proposal.

As used in the Merger Agreement, “Superior Proposal” means any proposal or offer other than the Merger Agreement with respect to any transaction or any public announcement by any entity of a proposal, plan or intention with respect to any (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of FTB in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 50% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

Representations and Warranties

The Merger Agreement contains representations and warranties made by FTB to HBI relating to a number of matters, including the following:

•	corporate organization, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required regulatory consents, approvals and filings necessary in connection with the merger;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	compliance with applicable law, including the existence of cease-and-desist orders, consent agreements or memoranda of understanding or similar communications with governmental entities;

•	employee benefit matters;

•	accuracy of FTB information provided in this proxy statement/prospectus;

•	legal proceedings;

•	certain material contracts;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	properties;

•	insurance;

•	accounting and internal controls;

•	loan matters;

•	Community Reinvestment Act compliance;

•	investment securities;

•	related party transactions; and

•	labor matters.

The Merger Agreement also contains representations and warranties made by HBI to FTB relating to a number of matters, including the following:

•	corporate organization, qualification to do business, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required regulatory consents, approvals and filings necessary in connection with the merger;

•	reports to regulatory authorities and the accuracy of the information contained therein;

•	financial statements, and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	legal proceedings;

•	tax matters; and

•	Community Reinvestment Act compliance

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” means, with respect to any party, a material adverse effect on (a) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of the Merger Agreement or the contemplated transactions or the consummation of the contemplated transactions, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate; or (b) the ability of such party to timely consummate the contemplated transactions.

The representations and warranties in the Merger Agreement do not survive the effective time of the merger and, as described below under “Effect of Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, unless a party knowingly breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Appendix A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by HBI and FTB, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of HBI, FTB or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in HBI’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that HBI publicly files with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Conditions to the Merger

Conditions to Each Party’s Obligations. The respective obligations of each of HBI and FTB to complete the merger are subject to the satisfaction of the following conditions:

•	receipt of FTB shareholder approval of the Merger Agreement;

•	authorization for the listing on The NASDAQ Global Select Market of the HBI common stock to be issued in the merger, subject to official notice of issuance;

•	the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, and the absence of a stop order suspending the effectiveness of the Form S-4 or any proceeding initiated or threatened by the SEC for that purpose;

•	the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the merger or the other transactions contemplated by the Merger Agreement; and

•	the receipt of all requisite regulatory approvals of governmental entities, including the necessary regulatory approvals from the Federal Reserve, the FDIC, the Arkansas State Bank Department and the Florida Office of Financial Regulation, and the expiration of all statutory waiting periods in respect thereof.

Conditions to Obligations of HBI. The obligation of HBI and Centennial Bank to complete the merger is also subject to the satisfaction, or waiver by HBI, of the following conditions:

•	the accuracy of the representations and warranties of FTB as of the closing date of the merger, other than, in most cases, those failures to be true and correct that (disregarding any materiality, material adverse effect and similar qualifying terms), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on FTB, and the receipt by HBI of an officer’s certificate to such effect;

•	performance in all material respects by FTB of the obligations required to be performed by it at or prior to the closing date of the merger, and the receipt by HBI of an officer’s certificate to such effect;

•	receipt by HBI of an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., as to certain tax matters; and

•	receipt by HBI of a fairness opinion to the effect that the merger consideration to be paid by HBI is fair to HBI from a financial point of view.

Conditions to Obligations of FTB. The obligation of FTB to complete the merger is also subject to the satisfaction, or waiver by FTB, of the following conditions:

•

the accuracy of the representations and warranties of HBI as of the closing date of the merger, other than, in most cases, those failures to be true and correct that (disregarding any materiality, material adverse effect and similar qualifying terms), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on HBI, and the receipt by FTB of an officer’s certificate to such effect;

•	performance in all material respects by HBI of the obligations required to be performed by it at or prior to the closing date of the merger, and the receipt by FTB of an officer’s certificate to such effect;

•	receipt by FTB of an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., as to certain tax matters; and

•	receipt by FTB of a fairness opinion to the effect that the merger consideration to be received by FTB shareholders is fair to such shareholders from a financial point of view.

Termination; Termination Fee

The Merger Agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the Merger Agreement by FTB shareholders.

•	by mutual written consent of HBI and FTB;

•	by either HBI or FTB, if a requisite regulatory approval is denied and such denial has become final and non-appealable, or if a governmental entity has issued a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Merger Agreement;

•	by either HBI or FTB, if the merger has not closed by December 31, 2014 (which date can be extended to January 31, 2015, by either party if the requisite regulatory approvals have not yet been obtained), unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement;

•	by either HBI or FTB, if there is a breach by the other party of any of its covenants, agreements, representations or warranties that would, individually or in the aggregate with other breaches by such party, result in the failure of a closing condition of the other party, and such breach is not cured within 30 days following written notice to the party committing the breach, or the breach, by its nature, cannot be cured within such time (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);

•	by either HBI or FTB, if the FTB shareholders have not approved the Merger Agreement and the transactions contemplated thereby at the duly convened FTB special meeting or any adjournment or postponement thereof, provided that the failure to obtain such shareholder approval was not caused by the terminating party’s material breach of any of its obligations under the Merger Agreement;

•	by FTB, prior to obtaining the FTB shareholder approval, in order to enter into a definitive agreement providing for a Superior Proposal (provided that FTB pays HBI a termination fee in advance of or concurrently with such termination, as described below);

•	by HBI, by written notice to the other party in the event that the HBI Average Closing Price is less than $29.75; or

•	by HBI, if holders of five percent (5%) or more of the outstanding shares of FTB common stock provide notice of dissent and do not vote in favor of the merger.

FTB is required to pay HBI a termination fee of $2,000,000 if the Merger Agreement is terminated by FTB in order to enter into an agreement providing for a Superior Proposal or by HBI because (i) FTB violated the no solicitation provision of the Merger Agreement, (ii) the board of directors of FTB failed to recommend the merger; (iii) the FTB board of directors has recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal; or (iv) FTB has failed to call, give notice of, convene and hold the FTB shareholder meeting in accordance with the Merger Agreement.

Effect of Termination

If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect, and none of FTB, HBI, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability under the Merger Agreement, or in connection with the transactions contemplated by the Merger Agreement, except that (i) the provisions of the Merger Agreement relating to confidentiality obligations of the parties, the termination fees, publicity and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement and (ii) neither FTB nor HBI will be relieved or released from any liability or damages arising out of its knowing breach of the Merger Agreement.

Amendments, Extensions and Waivers

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by the shareholders of FTB or HBI, in writing signed on behalf of each of the parties, provided that after any approval of the transactions contemplated by the Merger Agreement by the FTB or HBI shareholders, there may not be, without further approval of such shareholders, any amendment of the Merger Agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver must be in writing signed on behalf of such party. Any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of any subsequent or other failure.

Stock Market Listing

Application will be made by HBI to have the shares of HBI common stock to be issued in the merger approved for listing on The NASDAQ Global Select Market, which is the principal trading market for existing shares of HBI common stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Except for (i) the registration fee for the filing of the Form S-4, of which this proxy statement/prospectus is a part, and other fees paid to the SEC in connection with the merger, which will be paid by HBI, and (ii) any termination fees, as described elsewhere in this proxy statement/prospectus, all fees and expenses incurred in connection with the merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement (including costs and expenses of printing and mailing this proxy statement/prospectus) will be paid by the party incurring such fees or expenses, whether or not the merger is completed.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the anticipated material United States federal income tax consequences of the merger to U.S. holders of FTB common stock who exchange shares of FTB common stock for shares of HBI common stock pursuant to the merger.

The following discussion is based on the Internal Revenue Code of 1986, as amended (referred to herein as the Code), its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a U.S. holder means a holder of FTB common stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds FTB common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding FTB common stock, you should consult your tax advisor regarding the tax consequences of the merger.

This discussion addresses only those FTB shareholders that hold their FTB common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the United States federal income tax consequences that may be relevant to particular FTB shareholders in light of their individual circumstances or to FTB shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold FTB common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of FTB common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

HBI and FTB have structured the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of HBI to complete the merger is conditioned upon the receipt of an opinion from Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., counsel to HBI, to the effect that the merger will for federal income tax purposes qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of FTB to complete the merger is conditioned upon the receipt of an opinion from Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., special tax counsel to FTB, to the effect that the merger will for federal income tax purposes qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., has included a form of opinion to the same effect as the opinions described above. This tax opinion is an exhibit to this registration statement and the disclosure in this section is based upon the tax opinion. This opinion when delivered will be based on assumptions, representations, warranties and covenants, including those contained in the Merger Agreement and in tax representation letters provided by HBI and FTB. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. None of these opinions are binding on the Internal Revenue Service or the courts. HBI and FTB have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Accordingly, each FTB shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences of the Merger Generally. On the basis of the opinions delivered in connection herewith:

•	no gain or loss will be recognized by HBI or FTB as a result of the merger;

•	no gain or loss will be recognized by a FTB shareholder who exchanges his or her shares of FTB common stock for HBI common stock pursuant to the merger, except with respect to cash, if any, that he or she receives in lieu of a fractional share of HBI common stock (as discussed in the section entitled “Cash Received Instead of a Fractional Share of HBI Common Stock”);

•	each U.S. holder’s aggregate tax basis in the HBI common stock received in the merger will be the same as his or her aggregate tax basis in the FTB common stock surrendered in the merger, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received; and

•	the holding period of the HBI common stock received in the merger by a U.S. holder of FTB common stock will include the holding period of FTB common stock that he or she surrendered in the merger.

If a FTB shareholder has differing tax bases and/or holding periods in respect of the shareholder’s shares of FTB common stock, the shareholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of HBI common stock that the shareholder receives.

Cash Received Instead of a Fractional Share of HBI Common Stock. A cash payment received by a FTB shareholder in lieu of a fractional share of HBI common stock will be treated as received in exchange for that fractional share interest, and gain or loss will be recognized for United States federal income tax purposes on the receipt of the cash payment measured by the difference between the amount of cash received and the portion of the tax basis of the U.S. holder’s FTB common stock allocable to the fractional share interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of FTB common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to HBI and the exchange agent or, in the case of backup withholding, furnishes its correct taxpayer identification number and generally otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The discussion set forth above does not address all United States federal income tax consequences that may be relevant to holders of FTB common stock and may not be applicable to such holders that are subject to special rules. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

DESCRIPTION OF HBI’S CAPITAL STOCK

The following is a description of the HBI common stock and certain provisions of HBI’s Restated Articles of Incorporation, Bylaws and applicable law. The following is only a summary and is qualified by applicable law and by the provisions of HBI’s Restated Articles of Incorporation and Bylaws, copies of which have been filed with the SEC and are also available upon request from us.

General

Under HBI’s Restated Articles of Incorporation, as amended, we have authority to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and up to 5,500,000 shares of preferred stock, par value $0.01 per share. Each share of HBI common stock has the same relative rights as, and is identical in all respects to, each other share of HBI common stock.

As of May 16, 2014, there were 65,142,263 shares of HBI common stock issued and outstanding, and approximately 2,500,000 shares of common stock were reserved for issuance pursuant to HBI’s stock option plan. HBI common stock is listed on The NASDAQ Global Select Market under the symbol “HOMB.” The outstanding shares of HBI’s common stock are validly issued, fully paid and non-assessable.

As of May 16, 2014, no shares of HBI preferred stock are issued and outstanding.

Common Stock

Voting Rights. Holders of HBI common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of HBI common stock do not have cumulative voting rights.

Dividend Rights. Holders of HBI common stock are entitled to receive ratably dividends when, as, and if declared by HBI’s board of directors out of funds legally available for the payment of dividends. Holders of any preferred stock HBI may issue in the future may have a priority over holders of common stock with respect to dividends. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on HBI’s subsidiaries by statute or regulation effectively may limit the amount of dividends HBI can pay.

Liquidation and Dissolution. In the event of the liquidation, dissolution and winding up of HBI, the holders of HBI common stock are entitled to receive ratably all of the assets of HBI available for distribution after satisfaction of all liabilities of HBI, subject to the rights of the holders of any of HBI’s preferred shares that may be issued from time to time.

Other Rights. Holders of HBI common stock have no preferential or preemptive rights with respect to any securities of HBI, and there are no conversion rights or redemption or sinking fund provisions applicable to HBI common stock.

Restrictions on Ownership. The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of HBI common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of HBI common stock under the Change in Bank Control Act. Any holder of 25% or more of HBI common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over HBI, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Modification of Rights. Rights of the holders of HBI common stock may not be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of HBI’s assets and liquidation or dissolution of HBI.

Transfer Agent. The transfer agent and registrar for HBI common stock is Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078.

For additional information concerning HBI’s common stock, see “Comparison of Rights of Holders of HBI and FTB Common Stock” below.

Preferred Stock

The 5,500,000 authorized shares of HBI preferred stock, par value $0.01 per share, are typically referred to as “blank check” preferred stock. This term means that these shares of preferred stock may be issued with such preferences, limitations, relative rights, and terms as determined by HBI’s board of directors. As such, the board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

COMPARISON OF RIGHTS OF HOLDERS OF HBI AND FTB COMMON STOCK

General

FTB is incorporated under the laws of the State of Florida and the rights of FTB shareholders are governed by the laws of the State of Florida, FTB’s Restated Articles of Incorporation, as amended, and FTB’s Bylaws. As a result of the merger, FTB shareholders who receive shares of HBI common stock will become HBI shareholders. HBI is incorporated under the laws of the State of Arkansas and the rights of HBI shareholders are governed by the laws of the State of Arkansas, HBI’s Restated Articles of Incorporation, as amended, and HBI’s Bylaws. Thus, following the merger, the rights of FTB shareholders who become HBI shareholders in the merger will no longer be governed by FTB’s Restated Articles of Incorporation and FTB’s Bylaws and instead will be governed by HBI’s Restated Articles of Incorporation, as amended, and Bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of HBI shareholders under the HBI Restated Articles of Incorporation, as amended, and Bylaws (right column), and the rights of FTB shareholders under FTB’s Restated Articles of Incorporation, as amended, and Bylaws (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of HBI’s Restated Articles of Incorporation and amendments thereto, HBI’s Bylaws, FTB’s Restated Articles of Incorporation and amendments thereto and FTB’s Bylaws.

FTB	HBI
Removal of Directors
FTB’s Bylaws provide that a director may be removed at any time, with or without cause, by the shareholders at a special meeting called expressly for that purpose.	HBI’s Restated Bylaws provide that a director may be removed at any time, with or without cause, by the shareholders at a special meeting called expressly for that purpose.

Vacancies on the Board of Directors
FTB’s Bylaws provide that if a vacancy occurs on the board of directors the vacancy shall be filled by the affirmative vote of a majority of the remaining members of the board of directors.	HBI’s Restated Bylaws provide that if a vacancy occurs on the board of directors by reason of death or resignation, or if the shareholders fail to fill all the vacancies on the board of directors at the annual meeting of shareholders or any meeting for the purpose of electing directors, or if by an affirmative vote of a majority of the board of directors a vacancy is declared to exist, the vacancies shall be filled by the affirmative vote of a majority of the remaining members of the board of directors. Any vacancy caused by removal of a director shall be filled by the shareholders at a shareholders meeting at which the vacancy is created or at a subsequent meeting.

FTB	HBI
Shareholder Proposals and Nominations
FTB has not adopted a policy or procedure to allow shareholders to make director nominations or to bring other business before an annual meeting of shareholders.	HBI has adopted a policy stating that its Nominating and Corporate Governance Committee will consider a candidate properly and timely recommended for directorship by a stockholder or group of stockholders of HBI if:
Neither the Restated Articles of Incorporation nor the Bylaws of FTB require its shareholders to provide any advance notice of business to be brought at an annual or special meeting.

•    The recommendation is submitted by one or more stockholders that have individually or as a group owned beneficially at least two percent of HBI’s issued and outstanding common stock for at least one year, determined as of the date the recommendation is submitted; and

•    The recommendation is submitted to the Secretary of HBI, in writing via certified U.S. mail, not less than 120 days prior to the first anniversary of the date of the proxy statement relating to HBI’s previous annual meeting.

•    The recommendation includes specified information about the recommending shareholder(s) and the candidate, such required information is provided in more detail in HBI’s “Policy Regarding Director Recommendations by Stockholders” and “Nominating and Corporate Governance Committee Directorship Guidelines and Selection Policy” published on HBI’s website at www.homebancshares.com under the caption “Investor Relations”/“Corporate Profile”/“Governance Documents.”

•    The recommending shareholder(s) and the candidate submit, with the recommendation, a signed statement agreeing and acknowledging that, among other things, the recommending shareholder will maintain an ownership of at least two percent of HBI’s stock throughout the candidate’s term as director.

Upon receipt of the recommendation, the committee will consider the qualifications of the candidate. The committee does not intend to review and/or consider candidates in a manner different than other recommendations, although the committee may prefer director candidates who are personally known to the existing directors, have the requisite experience and whose reputations are highly regarded.

FTB	HBI
In order for a proposal by a shareholder to be presented at an annual meeting of HBI’s shareholders, the proposal must be included in the related proxy statement and proxy form. For a shareholder proposal to be included in the proxy statement and proxy form for an annual meeting of HBI’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including HBI’s Bylaws and Rule 14a-8 of the Exchange Act; and (2) be received by HBI at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Holly A. McKenna, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 7, 2014, in the case of the Annual Meeting of Shareholders in 2015. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before HBI begins to print and mail its proxy materials.

Voting Rights in an Extraordinary Transaction
Neither FTB’s Restated Articles of Incorporation, as amended, nor FTB’s Bylaws impose heightened shareholder approval requirements for any action. Florida law therefore governs the number of votes required to take any action.	Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Restated Bylaws impose heightened shareholder approval requirements for any action. Arkansas law therefore governs the number of votes required to take any action.

Anti-Takeover Provisions and Other Shareholder Protections
Neither FTB’s Restated Articles of Incorporation, as amended, nor FTB’s Bylaws include anti-takeover provisions or other shareholder protections in the context of a takeover or merger. FTB has entered into contracts with certain officers and employees entitling such persons to payments upon a merger or other takeover event, if such person’s employment is terminated as described in more detail in such contracts.	Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Restated Bylaws include anti-takeover provisions or other shareholder protections in the context of a takeover or merger.

Indemnification of Directors and Officers
FTB’s Bylaws grant FTB the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, FTB), by reason of the fact that he is or was a director, officer, employee or agent of FTB or is or was serving at the request of FTB as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with	In HBI’s Restated Articles of Incorporation, as amended, and Restated Bylaws, every person who was or is a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of HBI (or is or was serving at the request of HBI as a director or officer of another entity) shall be indemnified and held

FTB	HBI
such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of FTB and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. It further grants FTB the power to indemnify those persons in actions by or in the right of FTB if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of FTB and except that no indemnification shall be made in respect of any claim, issue or matter if such person has been adjudged to be liable to FTB unless so otherwise determined by a court that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent such person is successful on the merits, FTB will indemnify such person against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion. The rights of indemnification provided in the Bylaws are not exclusive of any other rights which may be available under any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof,) or otherwise.

harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the Arkansas Business Corporation Act of 1987 (“ABCA”), against all expenses, liabilities and losses reasonably incurred or suffered by him in connection therewith.

The rights of indemnification provided in the Restated Articles of Incorporation are not exclusive of any rights which may be available under any agreement, vote of stockholders, provision of law or otherwise. In addition, the Articles of Incorporation authorize HBI to maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of HBI, whether or not HBI would have the power to provide indemnification to such person.

Shareholder Action by Written Consent
Shareholder action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting for the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon where present and voted.	Shareholder action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders of HBI.

Special Meetings
Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or the board of directors or when requested by the holders of not less than one-fourth of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.	Special meetings of the shareholders may be called at any time by the president, resolution of the board of directors, or by the holders of not less than ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Shareholders’ Rights to Examine Books and Records
Florida law provides a shareholder the right to inspect during regular business hours (1) the articles of incorporation and bylaws and all amendments thereto that are in effect, (2) board resolutions creating any	Arkansas law provides a shareholder and his, her, or its agent or attorney with a right to inspect (beginning two (2) business days after notice of a meeting is given) and copy the corporation’s shareholder list.

FTB	HBI
classes or series of shares and fixing their relative rights, (3) shareholder meeting minutes and records for the past three years, (4) written communications to all shareholders, including financial statements furnished, for the past three years, (5) the names and business street addresses of the current directors and officers, and (6) its most recent annual report delivered to the Florida Department of State. The shareholder is entitled to these records if it gives the corporation written notice of his or her demand at least five business days before the date on which he or she wishes to inspect and copy the records. A shareholder also is entitled to inspect upon five business days prior notice any of the following records if the shareholder’s demand is made in good faith and for a proper purpose, the shareholder describes with reasonable particularity the purpose and records desired to inspect, and the records are directly connected with the shareholder’s purpose: (1) excerpts of minutes of any meeting of the board of directors and shareholders, (2) accounting records, (3) the record of shareholders, and (4) any other books and records.	Arkansas law also permits any shareholder, on at least five (5) business days advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation of fixing the rights, preferences and limitations of any class of shares that are still outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements furnished to shareholders, for the past three (3) years, (4) the name and business addresses of the current directors and officers, and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (a) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting, (b) accounting records, (c) the record of shareholders, and (d) the shareholder list as described above, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

Amendments to Articles of Incorporation and Bylaws

Under Florida law, an amendment to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it. Pursuant to FTB’s Bylaws, a quorum at any meeting of the shareholders of FTB consists of a majority of the votes entitled to be cast on the matter, represented in person or by proxy at such meeting.

The Board of Directors has the power to appeal, alter, amend and rescind the Bylaws.

Under Arkansas law, an amendments to the articles of incorporation generally is approved if a majority of the votes representing the quorum approves it. Pursuant to HBI’s Restated Bylaws, a quorum at any meeting of the shareholders of HBI consists of a majority of the votes entitled to be cast on the matter, represented in person or by proxy at such meeting.

An amendment to the Restated Bylaws may be adopted, amended or repealed at any meeting of the board of directors.

Notwithstanding the foregoing, under Arkansas law, a majority of a class of stock must approve any amendment that adversely affects their particular class as further described in Ark. Code Ann. §4-27-1004.

Dividends
Under Florida law, a corporation may not make any distribution to its shareholders if, after giving effect to	Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving

FTB	HBI

the distribution (1) the corporation would not be able to pay its debts as they have become due in the usual course of the business or (2) the corporation’s total assets would be less than the sum of it total liabilities plus the amount that would needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Approval of the Florida Office of Financial Regulations is required before a Florida bank can declare and pay any dividend where its net income from the current year combined with the retained net income from the preceding two years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office or a state or federal regulatory agency.

effect to the distribution (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The ability of the HBI to pay dividends to its shareholders is directly influenced by the ability of Centennial Bank to pay dividends to HBI, as its sole shareholder.

Approval of the Arkansas State Bank Commissioner is required before Centennial Bank can declare and pay any dividend of 75% or more of its net profits after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year.

In addition, the Federal Reserve further limits the ability to pay dividends if the total of all dividends declared in any calendar year by the bank exceeds the bank’s net profits to date for that year combined with its retained net profits for the preceding two years.

Dissenters’ Rights

Neither FTB’s Restated Articles of Incorporation, as amended, nor FTB’s Bylaws address dissenters’ rights. Florida law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

Pursuant to Florida Statutes Annotated § 658.44, the FTB shareholders have dissenters’ rights because FTB shares are being acquired.

Neither HBI’s Restated Articles of Incorporation, as amended, nor HBI’s Bylaws address dissenters’ rights. Arkansas law therefore governs when a shareholder is entitled to dissent, the process for dissenting and the amount of the payment.

The HBI shareholders do not have dissenters’ rights for this transaction under Arkansas law.

CERTAIN INFORMATION CONCERNING HBI

General

HBI is a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. HBI’s common stock is traded through The NASDAQ Global Select Market under the symbol “HOMB.” HBI is primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through our wholly owned community bank subsidiary – Centennial Bank. Centennial Bank has locations in Arkansas, Florida and South Alabama.

Financial and other information relating to HBI is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, and its Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of HBI, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in HBI’s 10-K and in its proxy statement for its 2014 annual meeting of shareholders. See “Documents Incorporated by Reference.”

FTB SPECIAL MEETING OF SHAREHOLDERS

General

FTB’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of shares of FTB common stock for use at the FTB special meeting.

Together with this proxy statement/prospectus, FTB is also sending you a notice of the special meeting and a form of proxy that is solicited by FTB’s board of directors. The FTB special meeting will be held at 14033 8th Street, Dade City, Florida, at [—] Eastern Time. On [—], 2014, FTB commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the FTB special meeting.

Purpose of FTB Special Meeting

At the FTB special meeting, FTB shareholders will be asked to:

•	approve the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus, which is referred to as the Merger Proposal; and

•	approve one or more adjournments of the FTB special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal, which is referred to as the Adjournment Proposal.

Recommendation of FTB’s Board of Directors

FTB’s board of directors recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. See “The Merger—Recommendation of FTB’s board of Directors and Reasons for the Merger” on page 38.

FTB Record Date and Quorum

FTB’s board of directors has fixed the close of business on [—], 2014 as the record date for determining the holders of FTB stock entitled to receive notice of and to vote at the FTB special meeting.

As of the FTB record date, there were [—] shares of FTB common stock outstanding and entitled to vote at the FTB special meeting held by [—] holders of record. Each share of FTB common stock entitles the holder to one vote at the FTB special meeting on each proposal to be considered at the FTB special meeting.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on each of the matters to be voted on at the FTB special meeting constitutes a quorum for action on that matter at the FTB special meeting. All shares of FTB common stock present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the FTB special meeting.

Required Vote; Effects of Abstention or Failure to Vote

Required Vote to Approve the Merger Proposal

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of FTB, provided that a quorum is present at the FTB special meeting. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have the effect of a vote “AGAINST” the Merger Proposal.

FTB’s directors and certain officers entered into voting agreements with HBI pursuant to which they agreed to vote 896,169 total shares in favor of the merger. These shares represent approximately 35.01% of the FTB common stock entitled to vote at the FTB special meeting.

Required Vote to Approve the Adjournment Proposal

Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the shares of FTB voting on the proposal, provided that a quorum is present at the FTB special meeting. Therefore, assuming that a quorum is present, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of the Adjournment Proposal.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that an FTB shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the FTB special meeting in the manner it directs. An FTB shareholder may vote by proxy or in person at the FTB special meeting. If you hold your shares of the FTB common stock in your name as a shareholder of record, to submit a proxy, you, as an FTB shareholder, may vote by completing and signing the accompanying proxy and returning it to FTB as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of FTB stock represented by it will be voted at the FTB special meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the shares of FTB common stock represented by the proxy will be voted as recommended by FTB’s board of directors. Unless an FTB shareholder checks the box on its proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on other matters relating to the FTB special meeting.

If your shares are held in a street name, you should follow the instructions you receive from your broker in order to direct your broker how to vote, and you should also follow the instructions of your broker regarding revocation of proxies.

Every FTB shareholder’s vote is important. Accordingly, each FTB shareholder should sign, date and return the enclosed proxy card, whether or not the FTB shareholder plans to attend the FTB special meeting in person.

Revocability of Proxies and Changes to a FTB Shareholder’s Vote

An FTB shareholder has the power to change its vote at any time before its shares of FTB common stock are voted at the FTB special meeting by:

•	sending a notice of revocation to FTB’s corporate secretary at 14033 8th Street, Dade City, Florida 33525 stating that you would like to revoke your proxy;

•	sending a completed proxy card bearing a later date than your original proxy card; or

•	attending the FTB special meeting and voting in person if your shares of FTB common stock are registered in your name rather than in the name of a broker, bank or other nominee, and you so request, although attendance at the special meeting will not by itself revoke a previously granted proxy.

If you choose the first method, you must take the described action no later than the beginning of the FTB special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the FTB special meeting. If you have instructed a bank, broker or other nominee to vote your shares of FTB common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by FTB. FTB will reimburse brokerage firms and other custodians, nominees and fiduciaries of reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of FTB may solicit proxies personally by telephone without additional compensation.

Attending the FTB Special Meeting

Subject to space availability, all FTB shareholders as of the record date, or their duly appointed proxies, may attend the FTB special meeting. Since seating is limited, admission to the FTB special meeting will be on a first-come, first-served basis. Registration and seating will begin at [—], Eastern Time.

If you hold your shares of FTB common stock in your name as a shareholder of record and you wish to attend the FTB special meeting, please bring your proxy and valid picture identification to the FTB special meeting.

If your shares of FTB common stock are held in “street name” in a stock brokerage account or by a bank or nominee and you wish to attend the FTB special meeting, you need to bring a copy of a bank or brokerage statement to the FTB special meeting reflecting your stock ownership as of the record date, along with a legal proxy, executed in your favor, from the broker, bank or other nominee that is the holder of record of your shares. You should also bring valid picture identification.

FTB PROPOSALS

Merger Proposal

As discussed throughout this proxy statement/prospectus, FTB is asking its shareholders to approve the Merger Proposal. Holders of FTB common stock should read carefully this proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the Merger Agreement and the merger. In particular, holders of FTB common stock are directed to the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus.

FTB’s board of directors recommends a vote “FOR” the Merger Proposal.

Adjournment Proposal

The FTB special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FTB special meeting to approve the Merger Proposal.

If, at the FTB special meeting, the number of shares of FTB common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, FTB intends to move to adjourn the FTB special meeting in order to enable FTB’s board of directors to solicit additional proxies for approval of the Merger Agreement. In that event, FTB will ask its shareholders to vote only upon the Adjournment Proposal, and not the Merger Proposal.

In this proposal, FTB is asking its shareholders to authorize the holder of any proxy solicited by FTB’s board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the FTB special meeting to another time and place for the purpose of soliciting additional proxies. If the FTB shareholders approve the Adjournment Proposal, FTB could adjourn the FTB special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from FTB shareholders who have previously voted.

FTB’s board of directors recommends a vote “FOR” the Adjournment Proposal.

Other Matters To Come Before the FTB Special Meeting

No other matters are intended to be brought before the FTB special meeting by FTB, and FTB does not know of any matters to be brought before the FTB special meeting by others. If, however, any other matters properly come before the FTB special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

CERTAIN INFORMATION CONCERNING FTB

General

FTB is a Florida-chartered non-member state bank which commenced operations in 2007. FTB is a full service commercial bank, providing a wide range of business and consumer financial services, in its target marketplace, which is comprised primarily of Hernando, Hillsborough, Osceola, Pasco and Polk Counties, Florida. FTB is headquartered in Dade City, Florida.

Business

Historically, FTB’s market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach. Recent mergers and acquisitions have created an opportunity for FTB. FTB’s strategic focus is to exploit this opportunity by catering to the “displaced bank customer” in this marketplace.

FTB provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by FTB include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, debit cards, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, banking by mail and the full range of consumer loans, both collateralized and uncollateralized. In addition, FTB makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. FTB provides automated teller machine (ATM) cards and is a member of the Star ATM network thereby permitting customers to utilize the convenience of FTB’s ATM network and Star member machines both nationwide and internationally.

FTB’s target market is consumers, professionals, small businesses, developers and commercial real estate investors. The small business customer (typically a commercial entity with sales of $10 million or less) has the opportunity to generate significant revenue for FTB yet is generally underserved by large bank competitors. These customers generally can afford FTB more profitability opportunities than the average retail customer.

FTB has actively pursued its targeted markets for deposits, particularly the small businesses and professionals. In today’s environment, the product of every system itself becomes a sales tool. Recognizing that fact, FTB endeavors to offer leading edge technology to the marketplace. Such technology includes internet banking and electronic bill payment services. The goal is to provide a “high tech—high touch” experience.

The revenues of FTB are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, gains on sale of loans, ATM fees, and through other services. The principal sources of funds for FTB’s lending activities are its deposits, loan repayments, and proceeds from investment securities. The principal expenses of FTB are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, FTB’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. FTB faces strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See “Competition.”

Business Strategy

FTB’s business strategy is to operate as a community bank providing a variety of banking services, with an emphasis on commercial business loans to small and medium-sized businesses and consumer and residential mortgage lending. FTB emphasizes comprehensive retail and business products and responsive, decentralized decision-making which reflects our knowledge of its local markets and customers. FTB offers a wide range of commercial and retail banking and financial services.

To continue asset growth and profitability, FTB’s marketing strategy is targeted to:

•	Capitalize on its personal relationship approach that FTB believes differentiates it from its larger competitors;

•	Provide customers with access to FTB’s local executives who make key credit and other decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by FTB’s larger competitors; and

•	Cross-sell FTB’s products and services to its existing customers to leverage its relationships and enhance profitability.

Banking Services

Commercial Banking. FTB focuses its commercial loan originations on small and mid-sized business (generally up to $10 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. FTB offers a range of cash management services and deposit products to commercial customers. Online banking is currently available to commercial customers.

Retail Banking. FTB’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by FTB to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, FTB offers contemporary products and services, such as debit cards, mutual funds and annuities, internet banking and electronic bill payment services. Consumer loan products offered by FTB include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, FTB’s cash flows are generated from interest and fee income, as well as from loan repayments, the sale or maturity of investments available-for-sale. In addition to cash and due from banks, FTB considers all securities available-for-sale and as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, the asset/liability mix within the balance sheet, as well as FTB’s reputation in the community. FTB’s principal sources of funds are net increases in deposits, principal and interest payments on loans and proceeds from sales and maturities of investments. FTB uses its capital resources primarily to fund existing and continuing loan commitments and to purchase investment securities. At March 31, 2014, FTB had commitments to originate loans totaling $51.7 million, and had issued standby letters of credit of $3.7 million. Scheduled maturities of certificates of deposit during the twelve months following March 31, 2014 totaled $44.4 million. FTB’s management believes that FTB had adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded in the subsequent twelve months and, if so desired, that it can adjust the rates on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

Capital Resources

FTB’s shareholders’ equity was $29.4 million at March 31, 2014 and $28.4 million at December 31, 2013. The net increase in shareholders’ equity during the three months ended March 31, 2014 consisted of net earnings of $958,000 and $26,000 decrease in the net unrealized loss on securities available-for-sale (from an net unrealized loss of $35,000 at December 31, 2013 to an net unrealized loss of $9,000 at March 31, 2014). FTB’s total shareholders’ equity was $28.4 million and $34.7 million as of December 31, 2013 and 2012, respectively, or a decrease of $6.3 million. This decrease was the result of the retirement of $8.8 million of preferred stock issued to the United States Treasury in conjunction with the Small Business Lending Fund (SBLF), offset by net income of $2.7 million, and a $138,000 decrease in net unrealized securities gain. FTB’s total shareholders’ equity was 9.4%, 9.6% and 12.6% of total assets as of March 31, 2014, December 31, 2013 and 2012, respectively.

The federal banking regulatory authorities have adopted certain “prompt corrective action” rules with respect to depository institutions. The rules establish five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At March 31, 2014, FTB met the capital ratios of a “well capitalized” financial institution with a total risk-based capital ratio of 11.27%, a Tier 1 risk-based capital ratio of 10.02%, and a Tier 1 leverage ratio of 9.65%. Depository institutions which fall below the “adequately capitalized” category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as “significantly undercapitalized” and, if the institution is “critically undercapitalized,” banking regulatory agencies have the right to appoint a receiver or conservator.

The following sets forth FTB’s capital ratios as of the dates indicated:

	Capital Ratios	Regulatory Requirement Well-Capitalized
March 31, 2014
Total capital to risk-weighted assets (Unaudited)	11.27%	10.0%
Tier I capital to risk-weighted assets (Unaudited)	10.02%	6.0%
Tier I capital to total assets—leverage ratio (Unaudited)	9.65%	5.0%

December 31, 2013:
Total capital to risk-weighted assets	10.51%	10.0%
Tier I capital to risk-weighted assets	9.25%	6.0%
Tier I capital to total assets—leverage ratio	9.32%	5.0%

December 31, 2012:
Total capital to risk-weighted assets	15.31%	10.0%
Tier I capital to risk-weighted assets	14.04%	6.0%
Tier I capital to total assets—leverage ratio	12.83%	5.0%

Lending Services

Loan Portfolio Composition. At March 31, 2014, FTB’s loan portfolio totaled $248.9 million, representing approximately 79.8% of our total assets of $312.0 million.

The composition of FTB’s loan portfolio at March 31, 2014, and December 31, 2013 and 2012 is indicated below, along with the growth from the prior year.

	March 31,	December 31,
	2014	2013	2012
	(Unaudited)
	(Dollars in thousands)
Residential real estate	$5,803	$5,723	$8,397
Commercial real estate	183,241	172,131	145,772
Commercial	48,748	55,110	35,612
Construction	9,297	9,548	9,758
Consumer and other	1,848	2,010	2,111

Total loans	248,937	244,522	201,650
Net deferred fees	(152)	(46)	(227)
Unearned discount	—	—	4
Allowance for loan losses	(4,835)	(4,840)	(4,264)

Loans, Net	$243,950	$239,636	$197,163

Our non-performing loans to gross loans decreased to $1.89 million or 0.76% of total loans at March 31, 2014 compared to $1.92 million or 0.78% of total loans at December 31, 2013.

Real Estate Mortgage. At March 31, 2014, FTB’s real estate loan portfolio totaled $198.3 million. FTB originates mortgage loans secured by commercial and residential real estate.

Commercial Real Estate. At March 31, 2014, FTB’s commercial real estate loan portfolio totaled $183.2 million. Such loans are primarily secured by retail buildings, and general purpose business space. Although terms may vary, FTB’s commercial mortgages generally are long term in nature, owner-occupied, and variable-rate loans. FTB seeks to reduce the risks associated with commercial mortgage lending by generally lending in its market area and obtaining periodic financial statements and tax returns from borrowers. It is also FTB’s general policy to obtain personal guarantees from the principals of the borrowers and assignments of all leases related to the collateral.

Construction. At March 31, 2014, FTB’s construction loan portfolio totaled $9.3 million. FTB provides interim real estate acquisition, development and construction loans to builders, developers, and persons who will ultimately occupy the building. Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case. Real estate development and construction loan funds are disbursed periodically at pre-specified stages of completion. Interest rates on these loans are generally adjustable. FTB carefully monitors these loans with on-site inspections and control of disbursements.

Construction loans are secured by the properties under development or construction and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely in the value of the underlying property, FTB considers the financial condition and reputation of the borrower and any guarantors, the amount of the borrowers equity in the project, independent appraisals, costs estimates and pre-construction sale information.

Residential Real Estate. At March 31, 2014, FTB’s residential real estate loan portfolio totaled $5.8 million. Such loans are mainly secured by first or second mortgages on primary residences and investment properties. FTB offers a variety of loan products that vary in terms.

Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction. The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home. Construction loans have a maturity of 12 months. These construction loans to individuals may be converted to permanent loans upon completion of construction.

Commercial. At March 31, 2014, FTB’s commercial loan portfolio totaled $48.7 million. FTB originates secured and unsecured loans for business purposes. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is our general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Consumer and Other. At March 31, 2014, FTB’s consumer loan portfolio totaled $1.8 million. We offer a variety of consumer loans. These loans are typically secured by personal property, including automobiles and boats. Closed-end loans have terms of up to 15 years. Lines of credit have an original maturity of 10 years. The interest rates on closed-end home equity loans are fixed, while interest rates on home equity lines of credit are variable.

Credit Administration

FTB’s lending activities are subject to written policies approved by the board of directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with FTB’s policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

FTB generally does not make commercial or consumer loans outside its market area unless the borrower has an established relationship with FTB and conducts its principal business operations within FTB’s market area. Consequently, FTB and FTB’s borrowers are affected by the economic conditions prevailing in its market area.

Lending Activities

A significant source of FTB’s income is the interest earned on FTB’s loan portfolio. At March 31, 2014, FTB’s total assets were $312.0 million and FTB’s net loans receivable were $244.0 million or 78.2% of total assets. At December 31, 2013, FTB’s total assets were $295.7 million and FTB’s net loans receivable were $239.6 million or 81.0% of total assets. At December 31, 2012, FTB’s total assets were $276.3 million and FTB’s net loans receivable were $197.2 million or 71.4% of total assets. The increase in net loans receivable from December 31, 2013 to March 31, 2014, and from December 31, 2012 to December 31, 2013 was $4.3 million or 1.8%, and $42.5 million or 21.5%, respectively.

Lending activities are conducted pursuant to a written policy which has been adopted by FTB. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee consisting of certain of FTB’s officers and directors.

Loan Quality

Management seeks to maintain a high quality of loans through sound underwriting and lending practices. As of March 31, 2014, December 31, 2013 and 2012 approximately 79.7%, 76.6% and 81.3%, respectively, of the total loan portfolio were collateralized by commercial and residential real estate mortgages. The level of non-performing loans and foreclosed assets also is relevant to the credit quality of a loan portfolio. As of March 31, 2014, December 31, 2013 and 2012, FTB had non-performing loans (those loans where the interest is no longer accruing or over 90 days or more past due), of $1,886,000, $1,918,000 and $1,079,000 respectively. As of the same dates, other real estate owned totaled $0, $0 and $607,000, respectively.

The commercial real estate mortgage loans in FTB’s portfolio consist of fixed and adjustable-interest rate loans which were originated at prevailing market interest rates. FTB’s policy has been to originate commercial real estate mortgage loans predominantly in FTB’s primary market areas. Commercial real estate mortgage loans are generally made in amounts up to 80% of the appraised value of the property securing the loan and entail significant additional risks compared to residential mortgage loans. In making commercial real estate loans, FTB primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and our lending experience with the borrower.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and which are collateralized by real property whose values tend to be more readily ascertainable, commercial loans typically are underwritten on the basis of the borrower’s ability to make repayment from the cash flow of his business and generally are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

FTB makes consumer and personal loans on collateralized and other personal assets. These loans are often collateralized by automobiles and recreational vehicles. FTB’s policy is not to advance more than 90% of collateral value and that the borrowers have established more than one year of residence and demonstrated an ability to repay a similar debt according to credit bureau reports. Consumer and personal loans also are generated by FTB. Such loans generally have a term of 60 months or less.

From time to time, FTB will originate loans on an unsecured basis. At March 31, 2014 and December 31, 2013, unsecured loans totaled $3.7 million and $3.5 million, respectively.

Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. On a routine basis, FTB monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratios, and industry trends. As of March 31, 2014 and December 31, 2013 and 2012, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business exceeded 10% of total loans, except that as of such dates loans collateralized with mortgages on real estate represented 79.7%, 76.6% and 81.1%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

The Loan Committee of FTB’s Board of Directors concentrates its efforts and resources, and that of senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, our management has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to address classified and nonperforming loans as early as possible.

Classification of Assets

Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation.

Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the fair value less cost to sell at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from options and changes in the valuation allowances are included in the foreclosed real estate expenses. As of March 31, 2014 and December 31, 2013 and 2012, we had other real estate owned of $0, $0 and $607,000, respectively.

As of March 31, 2014, and December 31, 2013 and 2012, FTB had impaired loans of $2.9 million, $4.2 and $5.4, respectively. As of such dates, loans on non-accrual status, foreclosed real estate and certain other related information was as follows:

	March 31,	December 31,
	2014	2013	2012
	(Unaudited)
	(Dollars in thousands)
Total non-accrual loans	$1,886	$1,918	$1,079
Foreclosed assets	—	—	607
Past due loans, 90 days or more	—	—	—

Total non-performing assets	$1,886	$1,918	$1,686

Troubled debt restructurings	$2,683	$2,546	$2,915

Past due loans, 30 to 89 days	$421	$594	$393

Allowance for loan losses to:
Total loans, excluding loans held-for-sale	1.94%	1.98%	2.11%
Non-performing loans	256	252	395

As of March 31, 2014, loans delinquent 30 to 89 days were comprised of three customer relationships, which totaled $421,000.

Management continually evaluates the collectability of nonperforming loans and the adequacy of the allowance for loan losses to absorb the identified and unidentified losses inherent in the loan portfolio. As a result of these evaluations, loans considered uncollectible are charged-off and adjustments to the reserve considered necessary are provided through a provision charged against earnings. These evaluations consider the current economic environment, the real estate market and its impact on underlying collateral values, trends in the level of nonperforming and past-due loans, and changes in the size and composition of the loan portfolio.

The provision for loan losses totaled approximately $0 for the three months ended March 31, 2014 and $595,000 and $1,200,000 for the years ended December 31, 2013 and 2012, respectively. For such periods, net loans charged-off totaled $5,000, $19,000 and $92,000, respectively. At March 31, 2014 and December 31, 2013 and 2012, FTB had nonperforming loans of $1,886,000 $1,918,000 and $1,079,000, respectively. Considering the nature of FTB loan portfolio, management believes that the allowance for credit losses at March 31, 2014 was adequate.

During the three months ended March 31, 2014, and the years ended December 31, 2013 and 2012, the activity in the allowance for loan losses was as follows:

	March 31,	December 31,
	2014	2013	2012
	(Unaudited)
	(Dollars in thousands)
Allowance, beginning of period	$4,840	$4,264	$3,156
Loans charged-off:
Real estate	—	50	54
Commercial	—	11	42
Consumer and other	5	—	—

Total loans charged-off	5	61	96

Recoveries:
Real estate	—	—	4
Commercial	—	42	—
Consumer and other	—	—	—

Total recoveries	—	42	4

Net loans charged-off (recoveries)	5	19	92
Provision for credit losses charged to expense	—	595	1,200

Allowance, end of period	$4,835	$4,840	$4,264

Net charge-offs to average loans outstanding (annualized for the interim period)	0.01%	0.01%	0.05%
Allowance for loan losses to total loans	1.94	1.98	2.11
Allowance for loan losses to non-performing loans	256	252	395
Average loans outstanding during the period	$251,124	$238,526	$202,390
Total loans	248,937	244,522	201,650
Non-performing loans	1,886	1,918	1,079

Investment Securities

The following table sets forth the carrying amount of FTB’s investment portfolio as of March 31, 2014 and December 31, 2013 and 2012:

	March 31,	December 31,
	2014	2013	2012
	(Unaudited)
	(In thousands)
Securities available-for-sale:
Mortgage-backed securities	$8,631	$9,058	$10,049
Collateralized mortgage obligations	4,646	4,796	3,592

Total securities available-for-sale	$13,277	$13,854	$13,641

Unrealized holding gains and losses, on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date determined using the specific-identification method. Premiums and discount on securities available–for-sale are recognized in interest income using the interest method over the period to maturity.

As a result of changes in market interest rates, changes in the market value of available-for-sale securities resulted in an increase of $26,000 and a decrease of $138,000 in stockholders’ equity during the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. These fluctuations in stockholders’ equity represent the after-tax impact of changes in interest rates on the value of these investments.

Deposit Activities

Deposits are the major source of FTB’s funds for lending and other investment purposes. Deposits are attracted principally from within FTB’s primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including “jumbo” certificates in denominations of $100,000 or more) and retirement savings plans. As of March 31, 2014 and December 31, 2013 and 2012, the distribution by type of FTB’s deposit accounts was as follows:

	March 31,	December 31,
	2014	2013	2012
	(Unaudited)
	(Dollars in thousands)
Non-interest bearing deposits	$48,996	$39,467	$38,097
Interest bearing demand deposits	46,897	41,382	41,766
Savings and money market	106,182	100,182	67,518
Certificates of deposit:
$100,000 and over	46,970	51,065	53,783
Less than $100,000	28,670	30,194	35,206

Total deposits	$277,715	$262,290	$236,370

FTB’s deposits increased during the first three months of 2014, from $262.3 million at December 31, 2013 to $277.7 million at March 31, 2014, an increase of $15.4 million or 5.9%. FTB’s deposits increased to $262.3 million as of December 31, 2013, from $236.4 million as of December 31, 2012, or an increase of $25.9 million or 11.0%. The increase was primarily attributable to the general growth of FTB.

Maturity terms, service fees and withdrawal penalties are established by FTB on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect FTB’s liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect FTB’s earnings. However, the converse is true in a falling interest-rate market where such short-term deposits are more favorable to FTB.

Employees

As of March 31, 2014, FTB employed 81 full-time employees and no part-time employees. The employees are not represented by a collective bargaining unit. FTB considers relations with employees to be good.

Properties

The main office of FTB is located at 14033 8th Street, Dade City, Florida. FTB also operates branch banking offices in Spring Hill, Zephyrhills, Winter Haven, Lakeland, Plant City, Kissimmee and Saint Cloud.

Legal Proceedings

FTB is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against FTB which, if determined adversely, would have a material adverse effect on FTB’s financial position, liquidity, or results of operations.

Competition

FTB encounters strong competition both in making loans and in attracting deposits. The deregulation of banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, FTB competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that FTB does not currently provide. In addition, many of FTB’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on FTB’s operations.

Management

Directors. The Board of Directors of FTB is comprised of 13 individuals. Directors serve until the next annual meeting of shareholders, and until their respective successor has been duly elected and qualified. The following sets forth certain information regarding the directors of FTB.

Name	Principal Occupation
H. Allen Altman	Insurance Agent
Leonard H. Johnson	Attorney
Kenneth R. Lehman	Investor
Dale E. Maggard	Wholesale Retail Appliance Sales & Service
Pamela L. Mattox	Certified Public Accountant
William F. Nye	Realtor/Investor
Ronald E. Oakley	Citrus—Trucking
Randall L. Phillips	Retired—Automobile dealer
Wilton E. Simpson	Florida Senator/Contractor
James S. Stalnaker, Jr.	Banker
Charles D. Waller	Attorney
Will Weatherford	State Representative
Earl H. Young	Banker

Senior Officers. The following sets forth information regarding the senior officers of FTB. The officers of FTB serve at the pleasure of the Board of Directors.

Name	Position with FTB
James S. Stalnaker, Jr	Chairman and Chief Executive Officer
Earl H. Young	Executive Vice President/Chief Credit Officer
Melissa A. Wade	Senior Vice President—Operations
Thomas M. Ward	Chief Financial Officer

Principal Holders of FTB Common Stock

As of May [—], 2014, FTB had [—] shareholders of record of its common stock. The following table lists the stock ownership of FTB directors, its executive officers, all directors and executive officers as a group, and those persons who, to FTB’s knowledge, beneficially owned 5% or more of FTB common stock outstanding as of May [—], 2014. According to SEC rules, a “beneficial owner” of securities has or shares the power to vote securities or to direct their investment. Thus, under the rules, more than one person may be deemed to be a beneficial owner of the same shares.

Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and investment power with respect to his shares. The address for each of FTB’s directors and executive officers is c/o Florida Traditions Bank, 14033 8th Street, Dade City, Florida 33525.

Name of Directors and Executive Officers	Number of Shares of FTB owned pre-merger(1)	Percent of common stock owned pre-merger(2)
Directors:

H. Allen Altman	75,031	2.93%
Leonard H. Johnson	50,000	1.95%
Kenneth R. Lehman	262,638	10.26%
Dale E. Maggard	75,000	2.93%
Pamela L. Mattox	16,500	.64%
William F. Nye	75,000	2.93%
Ronald E. Oakley	100,000	3.91%
Randall L. Phillips	51,100	2.00%
Wilton E. Simpson	177,355	6.93%
James S. Stalnaker, Jr.	21,000	.82%
Charles D. Waller	72,000	2.81%
Will Weatherford	2,500	.10%
Earl H. Young	47,900	1.87%
All directors and executive officers as a group (15 persons)	1,026,024	40.08%
Other 5% Shareholders:
None

(1)	These share amounts do not include any options owned by such director or executive officer because each of these persons has agreed in his or her voting agreement with HBI not to exercise options except in the case of death, disability or termination of such person. The amounts payable to such persons upon termination of their options are described in pages 54-55.
(2)	The percentage of FTB common stock owned was calculated based on 2,559,771 shares of FTB common stock outstanding and excludes any options owned by such director or executive officer because each of these persons have agreed in his or her voting agreement with HBI not to exercise options except in the case of death, disability or termination of such person. The amounts payable to such persons upon termination of their options are described on pages 54-55.

CERTAIN LEGAL MATTERS

The validity of the HBI common stock to be issued in the merger will be passed upon for HBI by its counsel, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will also pass upon certain federal income tax matters for HBI. Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will pass upon certain federal income tax matters for FTB.

EXPERTS

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from HBI’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of HBI’s internal control over financial reporting have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance on the reports of BKD given as experts in accounting and auditing.

The financial statements of FTB included in this proxy statement/prospectus, as of December 31, 2013 and 2012 and the related statements of earnings, comprehensive income, shareholders’ equity and cash flows for the years then ended have been audited by Hacker, Johnson & Smith, P.A., an independent public accounting firm, as stated in their report and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SUBMISSION OF HBI ANNUAL MEETING SHAREHOLDER PROPOSALS

In order for a proposal by an HBI shareholder to be presented at an annual meeting of HBI’s shareholders, the proposal must be included in the related proxy statement and proxy form. Proposals by shareholders intended to be presented at the Annual Meeting of Shareholders in 2015 must be received by the HBI no later than November 7, 2014, for possible inclusion in the proxy statement relating to that meeting.

For a shareholder proposal to be included in the proxy statement and proxy form for an annual meeting of HBI’s shareholders, the proposal must: (1) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, including HBI’s Bylaws and Rule 14a-8 of the Securities Exchange Act of 1934; and (2) be received by HBI at its home office, 719 Harkrider Street, Suite 100, Conway, Arkansas 72032, Attention: Holly A. McKenna, Secretary, not less than 120 calendar days before the anniversary of the date of the previous year’s proxy statement, or November 7, 2014, in the case of the Annual Meeting of Shareholders in 2015. If no annual meeting was held the previous year and in any year in which the date of the annual meeting is moved by more than 30 days from the date of the previous year’s annual meeting, the proposal will be considered timely if received within a reasonable time before the HBI begins to print and mail its proxy materials.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows HBI to “incorporate by reference” information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately by them with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by HBI:

•	Annual Report on Form 10-K for the year ended December 31, 2013;

•	Definitive Proxy Statement on Schedule 14A for HBI’s 2014 Annual Meeting of Shareholders;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014; and

•	Current Reports on Form 8-K filed April 18, 2014 and April 28, 2014, respectively.

In addition, HBI is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and through the date of the special meeting of the FTB shareholders, provided, however, that HBI is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

HBI files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials HBI files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this proxy statement/prospectus.

HBI has not authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AMONG

HOME BANCSHARES, INC.,

CENTENNIAL BANK,

AND

FLORIDA TRADITIONS BANK

DATED APRIL 25, 2014

Appendix A - Page 1

APPENDIX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) dated as of April 25, 2014 (the “Effective Date”), is by and among HOME BANCSHARES, INC., an Arkansas corporation (“HBI”), and CENTENNIAL BANK, an Arkansas state bank (“Centennial”) (HBI and Centennial are collectively referred to herein as the “Purchaser”); and FLORIDA TRADITIONS BANK, a Florida state bank (the “Company”).

RECITALS

A. On February 7, 2014, Purchaser and Company entered into that certain Letter of Intent (the “LOI”) to describe the general terms and conditions of the business combination more particularly described in this Agreement.

B. As a material inducement and as additional consideration to Purchaser to enter into this Agreement, the officers and directors of the Company have entered into a voting agreement with Purchaser dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Company Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement; and

C. The respective boards of directors of Purchaser and Company have determined that it is in the best interests of their respective companies and shareholders to consummate the strategic business combination transaction provided for in the LOI and being more particularly described in this Agreement.

D. On the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Centennial (the “Merger”), with Centennial as the surviving corporation (sometimes referred to in such capacity as the “Surviving Corporation”).

E. The parties intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

F. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Arkansas Business Corporation Act (the “ABCA”), the Arkansas Banking Code and the Florida Statutes Annotated (the “FSA”), at the Effective Time, the Company shall merge with and into Centennial and Centennial shall be the Surviving Corporation in the Merger and shall continue its existence under the laws of the State of Arkansas. As of the Effective Time, the separate corporate existence of the Company, including the appointment of the directors and officers, shall cease.

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APPENDIX A

(b) Subject to the prior written consent of the Company and the provision in Section 8.4, Purchaser may at any time change the method of effecting the combination; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences of the Merger to shareholders of the Company or the tax treatment of the parties pursuant to this Agreement, or (iii) materially impede or delay consummation of the Contemplated Transactions.

1.2 Effective Time; Closing. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Purchaser shall cause to be filed with the Arkansas State Bank Department in accordance with the Arkansas Banking Code, articles of merger (“Articles of Merger”) relating to the Merger. The Merger shall become effective as of the date and time specified in the Articles of Merger. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger, which shall be within ten (10) days after the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last required Requisite Regulatory Approval (defined below), and (ii) the date of the Company Shareholder Meeting. The closing of the transaction as contemplated by this Agreement (the “Closing”) will take place at the close of business on the date that the Effective Time occurs (the “Closing Date”), or at such other time as the parties may mutually agree.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the Arkansas Banking Code and the FSA.

1.4 Conversion of Stock.

(a) Certain Definitions. For purposes of this Section 1.4 and as used elsewhere in this Agreement:

“Company Common Stock” means the common stock, $5.00 par value per share, of the Company.

“Company Diluted Shares” means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (which, for the avoidance of doubt, includes Dissenting Shares), but does not include shares issued upon the exercise of any Company Stock Options between the date hereof and the Closing Date.

“Company Stock Option” means an option to purchase shares of Company Common Stock, which Company Stock Options issued and outstanding on the date of this Agreement provide for the issuance of an aggregate 428,418 shares of Company Common Stock upon the proper exercise thereof.

“Dissenting Shares” has the meaning set forth in Section 1.4(e).

“Exchangeable Shares” means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time including the Company Common Stock issued upon the exercise of Company Stock Options between the Effective Date and the Closing Date (other than Dissenting Shares, which shall be treated as set forth in Section 1.4(e) to the extent applicable).

“Exchange Ratio” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing (x) Total Consideration by (y) the Company Diluted Shares by (z) HBI Average Closing Price.

“HBI Average Closing Price” means the volume-weighted average closing price, rounded to the nearest hundredth of a cent, of HBI Common Stock on the NASDAQ Stock Exchange reporting system (based on “regular way” trading) for the twenty (20) trading days immediately prior to the Effective Time; provided, however, that in the event that the HBI Average Closing Price, calculated as provided in this definition, equals $40.25 or greater (with a proportionate adjustment in the event that outstanding shares of HBI Common Stock

Appendix A - Page 3

APPENDIX A

shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Effective Time), the HBI Average Closing Price shall be $40.25.

“HBI Common Stock” means the common stock, $0.01 par value per share, of HBI.

“Merger Consideration” has the meaning set forth in Section 2.2(b).

“Purchaser Required Approvals” has the meaning set forth in Section 4.3(b).

“Total Consideration” means $43,004,153 less fifty percent (50%) of the cost of insurance described in Section 6.6(b).

“Voting Agreement” and “Voting Agreements” have the meanings set forth in the preamble.

(b) Stock Conversions at Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Company, or the shareholders of any of the foregoing:

(i) Treasury and Party-Owned Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by the Company, Purchaser or any wholly-owned subsidiary of Company or Purchaser (other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and other than shares of Company Common Stock held, directly or indirectly, by Company or Purchaser in respect of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of HBI or other consideration shall be delivered in exchange therefor.

(ii) Company Exchangeable Stock. Each Exchangeable Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 1.4(b)(i) and other than Dissenting Shares, which shall be treated as set forth in Section 1.4(e) to the extent applicable) shall be converted into the right to receive the Merger Consideration.

(c) Effect of Conversion. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) and each non-certificated share of Company Common Stock represented by book-entry (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration, into which the shares of Company Common Stock represented by such Certificate or Book-Entry Share have been converted pursuant to this Section 1.4 and Section 2.2(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.2(c).

(d) Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of HBI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(e) Dissenting Shares. For purposes of this Agreement, “Proposed Dissenting Shares” means shares of Company Common Stock whose holders provide notice of dissent to the Company prior to the Company Shareholder Meeting and do not vote in favor of the Merger, in each case in accordance with §658.44 of the FSA, and “Perfected Dissenting Shares” means Proposed Dissenting Shares as to which holders thereof have properly taken all additional steps necessary to exercise their dissenters’ rights, if any, under §658.44 of the FSA. Each

Appendix A - Page 4

APPENDIX A

outstanding Perfected Dissenting Share will be converted into the rights provided under the applicable provisions of the FSA (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time), unless the holder thereof withdraws his or her demand for payment, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed to have been converted at the Effective Time into the right to receive from Purchaser the Merger Consideration, without any interest (and shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time). To the extent that a holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights as provided by applicable law, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her Company Common Stock pursuant to the provisions of the FSA shall receive payment for such Perfected Dissenting Shares from Purchaser in accordance with the FSA. Company shall give Purchaser (i) prompt notice of any notice or demand for appraisal or payment for shares of Company Common Stock received by Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand or notices. Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle, offer for settle or otherwise negotiate any such demands. Perfected Dissenting Shares, Withdrawn Dissenting Shares and Proposed Dissenting Shares are collectively referred to herein as “Dissenting Shares.”

1.5 Company Stock Options. Any Company Stock Option issued, outstanding and unexercised immediately prior to the Effective Time will automatically, and without any action on the part of its holder, be terminated by the Company and shall entitle the holder, prior to or at the Effective Time, to a payment in cash equal to the difference between the option exercise price and the equivalent dollar value of the Merger Consideration. Nothing herein shall prevent any holder from exercising, after the date of this Agreement and before the Effective Time, any Company Stock Option that is exercisable according to its terms, in which event the shares of Company Common Stock issued upon such exercise shall be converted into the Merger Consideration at the Effective Time in accordance with Section 1.4(b). Prior to the Effective Time, the board of directors of the Company shall adopt any necessary resolutions to effectuate the provisions of this Section 1.5. Shares of Company Common Stock issued upon exercise of Company Stock Options between the Effective Date and the Closing Date shall be considered Exchangeable Shares based on Section 1.4(a) and Exchanged Shares based on Section 2.2(a), but shall not be considered Company Diluted Shares, and shall not have any effect on the Exchange Ratio.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Delivery of Merger Consideration. At or prior to the Effective Time, Purchaser shall (a) authorize an exchange agent, which shall be a bank or trust company selected by Purchaser and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into at least ten (10) Business Days prior to the Effective Time, to deliver an aggregate number of shares of HBI Common Stock that is equal to the Total Consideration and (b) deposit, or cause to be deposited with, the Exchange Agent, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (the “Exchange Fund”). For purposes of this Agreement, “Business Day” or “Business Days” means any day other than a Saturday, Sunday or any federal holiday in the United States.

2.2 Exchange Procedures for Exchangeable Shares.

(a) As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 (the

Appendix A - Page 5

APPENDIX A

“Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of HBI Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the applicable Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly after the Effective Time, but in any event within ten (10) Business Days after such surrender, (i) the applicable number of whole shares of HBI Common Stock equal to (x) the Exchange Ratio multiplied by the number of Exchanged Shares represented by the surrendered Certificate(s) or Book Entry Shares, less (y) any resulting fractional shares of HBI Common Stock, and (ii) any cash in lieu of such resulting fractional shares of HBI Common Stock (collectively, the “Merger Consideration”) to be issued or paid pursuant to Section 2.2(f) in consideration for the Exchanged Shares represented by the holder’s Certificate(s) or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration upon surrender of such Certificate or Book-Entry Shares in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to HBI Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of HBI Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or Book-Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of HBI Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of HBI Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the HBI Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of the Company, the whole shares of HBI Common Stock and cash in lieu of fractional shares of HBI Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of HBI that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, HBI or the Surviving Corporation) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of HBI Common Stock otherwise payable pursuant to this Agreement to any holder of Exchanged Shares such amounts as the Exchange Agent, HBI or the Surviving Corporation, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld

Appendix A - Page 6

APPENDIX A

by the Exchange Agent, HBI or the Surviving Corporation, as the case may be, and timely paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Purchaser, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock other than to settle transfers of such Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of HBI Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to HBI Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of HBI. In lieu of the issuance of any such fractional share, HBI shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the HBI Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest ten thousandth when expressed in decimal form) of HBI Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company as of the one (1) year anniversary of the Effective Time will be transferred to HBI. In such event, any former shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to HBI with respect to the Merger Consideration and any unpaid dividends and distributions on HBI Common Stock deliverable in respect of each Exchangeable Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of HBI, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by HBI or the Exchange Agent, the posting by such Person of a bond in such amount as HBI may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, in accordance with the procedures set forth in this Article II, issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration deliverable in respect thereof.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF COMPANY

Subject to such exceptions as are disclosed in the Company Disclosure Schedule dated as of the date hereof, the Company makes the following representations and warranties to Purchaser as of the date hereof and as of the Closing Date; provided that those representations and warranties which address matters only as of a particular earlier date shall have been true and correct only on such date. The inclusion of an item in the Company Disclosure Schedule shall not be deemed an admission by Company that such item represents a material fact, event, or circumstance or has had or would be reasonably expected to have a Material Adverse Effect. Disclosure

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in any section of the Company Disclosure Schedule shall apply only to such section of such Disclosure Schedule, except to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is relevant to another section of such Disclosure Schedule.

For purposes of this Article III and as used elsewhere in this Agreement:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.

“Benefit Arrangement” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other material plan, program, agreement, arrangement, obligation or practice, including, without limitation, any pension, profit sharing, severance, welfare, fringe benefit, employee loan, retirement, medical, welfare, employment or consulting, severance, stay or retention bonuses or compensation, executive or incentive compensation, sick leave, vacation pay, plant closing benefits, disability, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase or other stock-based, tuition reimbursement or scholarship, employee discount, meals, travel, or vehicle allowances, plan, program, agreement, arrangement, obligation or practice, any plans subject to Section 125 of the Code, as amended, and any plans or arrangements providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of assets (i) established, sponsored, maintained, or contributed to, or required to be contributed to, by Company or any ERISA Affiliate, on behalf of any current or former director, employee, agent, independent contractor, or service provider of Company or their beneficiaries, or (ii) pursuant to which Company or any ERISA Affiliate has any obligation (whether contingent or otherwise) with respect to any such Persons.

“Contemplated Transactions” means all of the transactions among HBI, Centennial, and the Company contemplated by this Agreement, including the Merger.

“Governmental Authority” means any federal, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency, department or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, or any other governmental or quasi-governmental authority, whether of the United States or another jurisdiction.

“Governmental Authorization” means any consent, approval, license, registration, permit or waiver issued, given, granted or otherwise, made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Legal Requirements” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Material Adverse Effect” means, with respect to any party, a material adverse effect on (a) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements, (B) changes after the date hereof in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes after the date hereof in global, national or regional political conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its Subsidiaries operate, (D) changes after the date hereof in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including

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APPENDIX A

changes to any previously correctly applied asset marks resulting therefrom, (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections, but not, in either case, including any underlying causes thereof, (F) the public disclosure of this Agreement or the Contemplated Transactions or the consummation of the Contemplated Transactions, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate; or (b) the ability of such party to timely consummate the Contemplated Transactions.

“Ordinary Course of Business” or “Ordinary Course” means the conduct of the business in substantially the same manner as the business was operated on the date of this Agreement, including operations in conformance with Company’s practices and procedures as of such date.

“Person” means an individual, sole proprietorship, partnership, corporation, limited liability company, trust, joint venture, association, unincorporated organization, or a Governmental Authority.

“Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner.

The term “Company” shall have the meaning as set out in the preamble.

3.1 Corporate Status and Authority; Non-Contravention.

(a) Status of the Company. The Company is duly organized, validly existing and in good standing under the laws of the State of Florida to engage in the business and otherwise has the corporate power and authority to own or lease all of its properties and assets and to conduct the business in the manner in which the business is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. The Company is a Florida state chartered bank that is duly licensed by the Florida Office of Financial Regulation to engage in commercial banking. The deposit accounts of the Company are insured to the fullest extent permitted by law by the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC has not been appointed receiver of the Company. Complete and correct copies of the Company’s Articles of Incorporation and Bylaws, as currently in effect, have been delivered or made available to Purchaser.

(b) Due Authorization. (i) Company has full legal right, corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and thereunder; and (ii) the execution and delivery of this Agreement, and all documents, instruments and agreements required to be executed and delivered by Company pursuant to this Agreement and the completion and performance of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Company subject to the receipt of the Company Shareholder Approval, and this Agreement, and all documents, instruments and agreements required to be executed and delivered by Company pursuant to this Agreement have been duly executed and delivered by Company and constitute a legal, valid and binding obligation of Company, enforceable against Company in accordance with their respective terms. No other corporate proceedings are necessary for the execution and delivery by Company of this Agreement, the performance by it or of its obligation hereunder or thereunder or the consummation by it of the Contemplated Transactions.

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APPENDIX A

(c) Non-contravention. Except as set forth in Section 3.1(c) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the completion and performance of the Contemplated Transactions, or compliance by Company with any of the provisions hereof or thereof, will (i) materially violate, materially conflict with, or result in a material breach of any provision of, or constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, or result in the termination of, or result in the loss of any benefit or creation of any material right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any material lien, encumbrance, adverse claim, charge, execution, security interest or pledge upon any of the material properties or assets of Company under any of the terms, conditions or provisions of (A) the Articles of Incorporation of the Company (“Company Articles”) and Bylaws of the Company (“Company Bylaws”), or (B) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company is a party or by which it may be bound, or to which Company or any of the properties or assets of Company may be subject, or (ii) assuming the Purchaser Required Approvals are duly obtained, violate in any material respect any Legal Requirement or any judgment, ruling, order, writ, injunction or decree applicable to Company or any of its respective properties or assets.

3.2 Capitalization of Company.

(a) Ownership. The authorized capital stock of the Company consists of (i) 10,000,000 shares of Company Common Stock, of which 2,559,771 shares of Company Common Stock are outstanding as of April 24, 2014; and (ii) 1,000,000 shares of preferred stock, $1.00 par value (“Company Preferred Stock”), of which no shares of Company Preferred Stock are outstanding as of March 31, 2014. No other shares of capital stock of the Company are issued or outstanding. All of the shares of Company Common Stock and Company have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and are free and clear of any and all encumbrances.

(b) Outstanding Stock Rights. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no (i) outstanding preemptive rights, subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of Company; (ii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of Company; (iii) contracts under which Company is or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Company; (iv) other than the Voting Agreements, shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Company is a party or of which Company is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Company, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders of Company may vote.

3.3 Business Operations.

(a) Permits. Company holds all permits material to its respective business, including without limitation all permits required from the FDIC and the Florida Office of Financial Regulation to conduct a commercial banking business (each, a “Material Permit”). All of the Material Permits are validly issued, are in full force and effect and are being complied with by Company in all material respects. No notice of breach or default in respect of any Material Permit has been received by Company and there are no proceedings in progress, pending or threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and Company is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.

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APPENDIX A

(b) Governmental Authorizations.

(i) Each Governmental Authorization that is held by Company or that otherwise relates to its business is valid and in full force and effect.

(ii) Company is in compliance in all material respects with all of the terms and requirements of each Governmental Authorization.

(iii) No event has occurred or circumstance exists that will (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, or would otherwise impair in any way, any Governmental Authorization.

(iv) Company not has received any notice or other communication from any Governmental Authority regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental Authorization.

(v) All applications required to have been filed for the renewal of the Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authority, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

(vi) There is no authorization, license, approval, consent, order or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority or court that is required for the execution or delivery by Company of this Agreement, or the validity or enforceability of this Agreement against Company, or subject to the receipt of the Purchaser Required Approvals, the completion or performance by Company of any of the Contemplated Transactions.

(vii) Except as set forth in Section 3.3(b)(vii) of the Company Disclosure Schedule, Company is not subject to any cease-and-desist or other similar order or enforcement action issued by, nor is either of them a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any capital directive by, or adopted any board resolutions at the request of, any Governmental Authority (each item in this sentence, a “Regulatory Agreement”), nor has Company been notified since December 31, 2013, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement. Except as set forth in Section 3.3(b)(vii) of the Company Disclosure Schedule, Company is in compliance in all material respects with each Regulatory Agreement to which it is a party or subject, and Company has not received any notice from any Governmental Authority indicating that Company is not in compliance in all material respects with any such Regulatory Agreement.

(viii) Except for normal examinations conducted by a Governmental Authority in the regular course of the business, no Governmental Authority has initiated any proceeding into the business or operations of Company since December 31, 2013. Except as set forth in Section 3.3(b)(viii) of the Company Disclosure Schedule, there is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Company. As of the date of this Agreement, no report of examination has been received by Company with respect to such examination. As of the date of this Agreement, no regulatory examination of Company is under way, and no other report of examination is pending.

3.4 Regulatory Reports. Company has filed with the FDIC, the Florida Office of Financial Regulation and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the

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APPENDIX A

reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with any applicable Legal Requirement. As of their respective dates (or, if amended, as of the date of such amendment), such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

3.5 Deposits. All of the deposits held by the Company (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of the Company, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by the Company are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Company, threatened.

3.6 Financial Matters.

(a) Company’s Financial Statements. Company has made available to Purchaser the audited financial statements of the Company for the year ended December 31, 2013 (“Audited Financial Statements”). The Audited Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and (iii) fairly present in all material respects the financial condition of Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Company for the respective periods set forth therein. The financial statements of Company to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Company as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Company for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports. Company has previously delivered to Purchaser a true and complete copy of its Call Report for the period ending December 31, 2013. The financial statements contained in such Call Report (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of the Company as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of the Company to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of the Company as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. Company has in place sufficient systems and processes that are customary for a community bank its size and that are designed to (x) provide reasonable assurances regarding the reliability of

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APPENDIX A

Company’s financial statements and (y) in a timely manner accumulate and communicate to Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Company’s financial statements. Except as set forth in Section 3.6(c) of the Company Disclosure Schedule, neither Company, nor any employee, auditor, accountant or representative of Company, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Company’s financial statements. To Company’s Knowledge, there has been no instance of fraud by the Company, exceeding $10,000 in the aggregate, that occurred during any period covered by the Call Report.

(d) Auditor Independence. During the period covered by the Call Report, Company’s external auditor was independent of Company and its management. As of the date hereof, Company’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records. The books and records of Company have been and are being maintained in the Ordinary Course of Business in accordance and compliance with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate actions by Company.

(f) Liabilities. Company has no material liabilities of a nature required to be disclosed in a consolidated balance sheet of Company prepared in accordance with GAAP and regulatory accounting principles except:

(i) Liabilities disclosed on, reflected in or provided for in the Audited Financial Statements, or in the Company’s Call Report for the period ended December 31, 2013;

(ii) Liabilities incurred in the Ordinary Course of Business since the date of the Audited Financial Statements;

(iii) Liabilities disclosed in the Company Disclosure Schedule; and

(iv) Liabilities arising from this Agreement and the Contemplated Transactions (including the incurrence of professional and other transactional fees).

3.7 Tax Matters.

(a) Company has filed all federal income tax returns and all other material tax returns required to be filed by it. All such tax returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of tax) of the Company.

(b) Company has paid all material taxes required to be paid by it, or the consolidated, combined, affiliated, unitary or other tax group including Company, whether or not shown on any tax return. Company has established reserves in accordance with GAAP that are adequate for the payment of all taxes not yet due and payable with respect to its assets and operations.

(c) Company has withheld and paid to the appropriate taxing authority all material taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

(d) Company has not received from any taxing authority written notice of, and, to the Knowledge of Company, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to taxes of Company. Company has not received from any taxing authority (including in jurisdictions in which it has not

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APPENDIX A

filed tax returns) written notice of, and, to the Knowledge of Company, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of taxes proposed, asserted, or assessed against Company. Company is not a party to or bound by any tax sharing, allocation or indemnification agreement or similar agreement or arrangement.

(e) During the five-year period ending on the Closing Date, Company has not been a “distributing corporation” as the term is defined in Section 355 of the Code.

(f) Company will not be required, for income tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date for which adequate reserves have not been established in accordance with GAAP.

(g) There are no liens or encumbrances for taxes on any of the assets of Company other than liens or encumbrances for taxes not yet due and payable.

(h) No written claim has been received in the last six years by Company from a taxing authority in a jurisdiction where it does not file tax returns that it is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group tax return of that jurisdiction.

(i) Company has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

3.8 Litigation and Claims. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there are no current, pending or, to the Knowledge of Company, threatened material proceedings. Except as set forth in Section 3.8 of the Company Disclosure Schedule, there is no material injunction, order, judgment, decree or regulatory restriction imposed upon the Company or the assets of the Company.

3.9 Employee Benefit Plans; Labor.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Benefit Arrangement. Company has made available to Purchaser correct and complete copies of (i) each Benefit Arrangement (or, in the case of any such Benefit Arrangement that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Arrangement (if any such report was required), (iii) the most recent summary plan description for each Benefit Arrangement for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Benefit Arrangement.

(b) Each Benefit Arrangement that is intended to be tax qualified under Section 401(a) of the Code (each, a “Qualified Plan”) and each trust established in connection with any Qualified Plan which is intended to be tax exempt under Section 501(a) of the Code is tax qualified or tax exempt, as applicable, and Company has received a determination letter or an opinion letter from the Internal Revenue Service upon which it may rely regarding each such Qualified Plan’s qualified status under the Code, and (ii) to Company’s Knowledge, no event has occurred since the date of the most recent determination letter or application relating to any such Qualified Plan that would adversely affect the qualification of such Qualified Plan. Company has made available to Purchaser a correct and complete copy of the most recent determination letter or opinion letter received with respect to each Qualified Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

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APPENDIX A

(c) Each Benefit Arrangement has been administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, all other Legal Requirements and the terms of all applicable collective bargaining agreements (if any). To Company’s Knowledge, there are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Benefit Arrangements) or Proceedings against or involving any Benefit Arrangement.

(d) No Qualified Plan is subject to Title IV of ERISA or Section 412 of the Code. No direct, contingent or secondary liability to any Person has been incurred or could reasonably be expected to be incurred by the Company or its ERISA Affiliates under Title IV of ERISA. Neither Company nor any of its ERISA Affiliates has, within the preceding six years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(e) Except as set forth in Section 3.9(e) of the Company Disclosure Schedule, Company has no obligation to provide medical, dental or life insurance benefits (whether or not insured) to any of its employees or former employees after retirement or other termination of service (other than (i) coverage mandated by Legal Requirements and (ii) benefits, the full direct cost of which is borne by the employee or former employee (or beneficiary thereof)).

(f) There are no collective bargaining agreements binding on Company; none of the employees of Company is represented by a labor union, and, to the Knowledge of Company, there is no, and since December 31, 2013, has been no, (i) organizational effort made or threatened by or on behalf of any labor organization or trade union to organize any employees of Company, and (ii) no demand for recognition of any employees of Company has been made by or on behalf of any labor organization or trade unions.

(g) There are no strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of Company, contemplated or threatened against or involving Company.

(h) There are no proceedings pending or, to the Knowledge of Company, threatened against or affecting Company, relating to the alleged material violation of any applicable Legal Requirement pertaining to labor relations or employment matters.

3.10 Properties and Leases. Company (a) has good, valid and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Audited Financial Statements as being owned by it or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the Ordinary Course of Business) (the “Owned Properties”), free and clear from encumbrances that would materially affect the value thereof and to which like properties are not commonly subject or which interfere with the use made or to be made thereof by Company in any material respect, (b) is the lessee of all leasehold estates reflected in the latest audited balance sheet included in the Audited Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear from encumbrances that would materially affect the value thereof and which like properties are not commonly subject or which interfere with the use made or to be made thereof by Company in any material respect, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Company, the lessor, and (c) owns or leases all properties and assets as are used by Company in the business or otherwise necessary to its operations as now conducted. Section 3.10 of the Company Disclosure Schedule contains a true and complete list of all Real Property as of the date of this Agreement. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order,

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ordinary wear and tear excepted. There are no pending or, to the Knowledge of Company, threatened material condemnation proceedings against the Real Property. Company is in material compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990, as amended, and the Occupational Health and Safety Act of 1970, as amended.

3.11 Absence of Certain Changes. Since December 31, 2013, until the date hereof, except as disclosed (i) in the Audited Financial Statements, (ii) in the Company’s Call Report for the three months ended December 31, 2013, and (iii) in Section 3.11 of the Company Disclosure Schedule, the Company has conducted business in the Ordinary Course in all material respects and have not changed any accounting methods, principles or practices affecting their respective assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy (other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority). Since January 1, 2014, (a) the Company has not had, and no fact, effect, event, change, occurrence or circumstance has occurred that would reasonably be expected to have, a Material Adverse Effect, and (b) no material default (or event which, with notice or lapse of time, or both, would constitute a material default) exists on the part of the Company or, to the Knowledge of Company, on the part of any other party, in the due performance and observance of any term, covenant or condition of any contract to which Company is a party and which is, individually or in the aggregate, material to the financial condition of Company.

3.12 Commitments and Contracts.

(a) Company has provided or otherwise made available (by hard copy, electronic data room or otherwise) to Purchaser or its representatives true, correct and complete copies of each of the following to which Company is a party or subject or which otherwise relates to its business (whether written or oral, express or implied) (each, a “Company Significant Agreement”):

(i) any contract which is or would constitute a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K to be performed in whole or in part after the date of this Agreement;

(ii) any contract with respect to the employment or service of any current directors, officers, employees or consultants of Company and of any former director or officer of Company whose service as such terminated after December 31, 2013, other than Company’s standard form at-will offer letter;

(iii) any contract which limits the freedom of Company to compete in any material line of business;

(iv) any contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Company;

(v) any indenture, deed of trust, loan agreement or other financing agreement or instrument to which Company is the obligor; and

(vi) any contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete or where such contract contains continuing material obligations, including continuing material indemnity obligations, of Company.

(b) (i) Each of the Company Significant Agreements has been duly and validly authorized, executed and delivered by Company and is binding on Company and in full force and effect; (ii) Company is in all material respects in compliance with and has in all material respects performed all obligations required to be performed by it to date under each Company Significant Agreement; (iii) Company has not received notice of any material violation or default (or any condition which with the passage of time or the giving of notice would cause such a violation or default) by any party under any Company Significant Agreement; and (iv) no other party to any Company Significant Agreement is, to the Knowledge of Company, in default in any respect material thereunder.

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(c) Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, there are no employment, severance or other agreements pursuant to which any director, officer or employee may be entitled to a cash payment, a stock issuance or any other type of consideration, compensation or remuneration arising out of or in connection with the Company’s execution of this Agreement or the Contemplated Transactions.

3.13 Risk Management Instruments. Except as set forth in Section 3.13 of the Company Disclosure Schedule, Company is not a party to any swaps, caps, floors, option agreements or other derivative instruments that were entered into for its own account or for the account of a customer of the Company.

3.14 Environmental Matters.

(a) Company is in compliance in all material respects with all Environmental Laws. Except as set forth in Section 3.14 of the Company Disclosure Schedule, Company has not received any written communication from any Person that alleges that Company is not in compliance with any Environmental Laws and, to the Knowledge of Company, there are no circumstances that would reasonably be expected to prevent or interfere with such compliance in the future.

(b) There is no Environmental Claim pending or, to the Knowledge of Company, threatened against Company or against any Person or entity whose liability for any Environmental Claim the Company has retained or assumed by contract or by operation of law.

(c) Company has provided to Purchaser all assessments, reports, data, results of investigations or audits, and any other information in possession of Company and/or its current or former independent contractors or environmental consultants regarding environmental matters, environmental condition, or the compliance (or noncompliance) by Company under any Environmental Laws, pertaining to (1) any properties owned or operated by Company including, but not limited to, corporate offices or branch locations, and (2) any properties securing any loans made by the Company.

(d) Company is not required by any Environmental Law or by virtue of the Contemplated Transactions set forth herein, or as a condition to the effectiveness of the Contemplated Transactions set forth herein, (i) to perform a site assessment for Hazardous Materials, (ii) to remove or remediate Hazardous Materials, (iii) to give notice to or receive approval from any Governmental Authority regarding environmental matters, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

(e) To the Knowledge of Company, during the period of (i) Company’s ownership or operation of any of its current or former properties, (ii) Company’s participation and management of any property, or (iii) Company’s interest in a mortgaged or financed property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of Company, prior to the period of (i) Company’s ownership or operation of any of its current or former properties, (ii) Company’s participation and management of any property, or (iii) Company’s interest in a mortgage or financed property, there was no release of Hazardous Materials in, on, under or affecting any such property, mortgaged or financed property.

(f) To the Knowledge of Company, no underground storage tanks, impoundments, vessels or other containers used for storage of Hazardous Materials were and/are located on or below the surface of properties owned or operated by Company. During Company’s operation of its properties and to the Knowledge of Company, no part of the property has ever contained asbestos.

For purposes of this Agreement, “Environmental Claim” means any written notice from any Governmental Authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, government response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Hazardous Materials.

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For purposes of this Agreement, “Environmental Law” means all laws concerning (a) public and/or worker health and safety relating to toxic or hazardous substances or (b) pollution or protection of the environment or natural resources, and includes without limitations the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1981, and the Superfund Amendments and Reauthorization Act of 1986, each as amended and together with all rules and regulations promulgated in connection therewith, and any other federal, state or local environmental statutes, ordinances, rules and regulations relating to emissions, discharges, releases or threatened release of pollutants, contaminants, chemicals, toxic substances, Hazardous Materials or wastes into the environment, or otherwise relating to the manufacture, processing, presence, generation, distribution, labeling, testing, use, treatment, storage, control, disposal, clean-up, transportation or handling of pollutants, contaminants, chemicals, toxic substances, Hazardous Materials or wastes.

For purposes of this Agreement, “Hazardous Materials” means any product, substance, chemical, contaminant, pollutant, effluent, waste or other material whose presence, nature, quantity and/or intensity of existence, use, manufacture, disposal, transportation, emission, discharge, spill, release or effect, either by itself or in combination with other materials located on the Real Property, is either: (x) regulated or monitored by any Governmental Authority or (y) defined or listed in, or otherwise classified pursuant to, any Environmental Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “infectious wastes,” or “toxic substances.” Hazardous Materials shall include, but not be limited to, (1) any substance or material identified in Section 101(4) of CERCLA, 42 U.S.C. § 9601(14) and as set forth in Title 40, Code of Federal Regulations, Part 302, as the same may be amended from time to time, (2) any “regulated substance” as defined in the Solid Waste Disposal Act, (3) any substance subject to regulation pursuant to the Toxic Substances Control Act, (4) any substance so defined or regulated under any state law counterpart to any of the foregoing, or any state law regulating the reporting and remediation of any spills of Hazardous Materials, as defined in state laws or regulations, as such laws are now in effect or may be amended through the Closing Date and any rule, regulation or administrative or judicial policy statement, guideline, order or decision under any such laws, (5) any substance or material determined to be toxic, a pollutant or contaminant, under federal, state or local statute, law, ordinance, rule, or regulation or judicial or administrative order or decision, as same may be amended from time to time, (6) petroleum and refined petroleum products and distillates, (7) asbestos and asbestos-containing products, (8) radon, (9) flammable explosives, (10) polychlorinated biphenyls, (11) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful or deleterious to human health or the environment, and which are not naturally occurring, and (12) any other substance that is regulated or classified as hazardous or toxic under any Environmental Law.

3.15 Insurance. Company maintains insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that it reasonably believes is adequate for its business, including, but not limited to, insurance covering all real and personal property owned or leased by it against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business, all of which insurance is in full force and effect.

3.16 Intellectual Property. Company owns or is licensed to use or otherwise possess legally enforceable rights to use all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets, applications and other unpatented or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Proprietary Rights”) used in the conduct of its business as currently conducted. Company has the right to use all material Proprietary Rights owned by it and used in the conduct of its business as currently conducted without infringing the Proprietary Rights of any third party. Company has the right to use all material Proprietary Rights licensed to it and used in the conduct of its business as currently conducted without infringing the Proprietary Rights of any third party or violating the terms of any licensing or other agreement to which it is a party. To Company’s Knowledge, no Person is infringing upon any of the Proprietary Rights of Company, except where the infringement of or lack of a right to

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use such Proprietary Rights would not have any material impact on Company. No charges, claims or litigation have been asserted or, to Company’s Knowledge, threatened against Company contesting the right of Company to use, or the validity of, any of the Proprietary Rights used in the conduct of its business as currently conducted or challenging or questioning the validity or effectiveness of any license or agreement pertaining thereto or asserting the misuse thereof, and, to Company’s Knowledge, no valid basis exists for the assertion of any such charge, claim or litigation. All licenses and other agreements to which Company is a party relating to Proprietary Rights are in full force and effect and constitute valid, binding and enforceable obligations of Company subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, as the case may be, and there have not been and there currently are not any defaults (or any event which, with notice or lapse of time, or both, would constitute a default) by Company under any license or other agreement affecting Proprietary Rights used in the conduct of its business as currently conducted, except for defaults, if any, which would not have any material impact on Company. Except as set forth in Section 3.16 of the Company Disclosure Schedule, the validity, continuation and effectiveness of all licenses and other agreements relating to the Proprietary Rights used in the conduct of Company’s business as currently conducted and the current terms thereof will not be affected by the Contemplated Transactions.

3.17 Related Party Transactions.

(a) Except as part of the normal and customary terms of an individual’s employment or service as a director, and except as set forth in Section 3.17(a) of the Company Disclosure Schedule, Company is not a party to any extension of credit (as debtor, creditor, guarantor or otherwise), contract for goods or services, lease or other agreement with any (i) Affiliate of Company (ii) insider (or related interest of an insider) of Company, (iii) stockholder owning 5% or more of the outstanding Company Common Stock or related interest of such a stockholder, or (iv) to the Knowledge of Company, and other than credit and consumer banking transactions in the Ordinary Course of Business, employee of Company who is not an executive officer. For purposes of the preceding sentence, the term “Affiliate” shall have the meaning assigned in the Federal Reserve Board’s Regulation W, as amended, and the terms “insider,” “related interest,” and “executive officer” shall have the meanings assigned in the Federal Reserve Board’s Regulation O, as amended.

(b) Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, Company is in material compliance with Sections 23A and 23B of the Federal Reserve Act, its implementing regulations, and the Federal Reserve Board’s Regulation O.

3.18 Brokers or Finders. Except for the Broker’s Fees disclosed in Section 3.18 of the Company Disclosure Schedule, neither Company nor any of its representatives has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

3.19 Company Information. The information relating to Company that is provided by Company or its representatives for inclusion in the Proxy Statement-Prospectus (included in the Form S-4), or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the Contemplated Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Company and other portions within the reasonable control of Company will comply in all material respects with the provisions of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.

3.20 Legal Proceedings. There is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Company, threatened against or affecting Company or any of the current or former directors or executive officers of Company (and Company is not aware of any basis for any such suit, action or proceeding)

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(i) that involves a Governmental Authority, or (ii) that, individually or in the aggregate, and, in either case, is (A) material to Company or is reasonably likely to result in a material restriction on Company’s businesses or, after the Effective Time, the business of HBI, Centennial, Surviving Corporation or any of their Affiliates, or (B) reasonably likely to materially prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement. There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Company or the assets of Company (or that, upon consummation of the Merger, would apply to Purchaser or any of its affiliates).

3.21 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Company are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 3.21(a). Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(b) Since January 1, 2014, (A) neither Company nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of it has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or its respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company, whether or not employed by it, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to its board of directors or any committee thereof or to any of its directors or officers.

3.22 Loan Matters.

(a) Section 3.22(a) of the Company Disclosure Schedule sets forth a list of (i) each loan that as of March 31, 2014, had an outstanding balance and/or unfunded commitment of $250,000 or more and that as of such date (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Company, or any Governmental Authority, (D) as to which a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (E) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (F) where a specific reserve allocation exists in connection therewith or (G) which is required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, and (ii) each asset of Company that as of March 31, 2014, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 3.22(a) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such loan and the identity of the borrower thereunder as of March 31, 2014.

(b) Since December 31, 2013, Company has not engaged in, and, to the Knowledge of Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers, collectively, the “Mortgage Vendors”) used by Company has engaged in, directly or indirectly, (1) any foreclosures in material

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violation of any applicable law, including but not limited to the Service members Civil Relief Act, or in material breach of any binding Regulatory Agreement or (2) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable law in all material respects.

(c) Since December 31, 2013, Company has not foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

3.23 Community Reinvestment Act Compliance. Company is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Company has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in Company having its current rating lowered.

3.24 Investment Securities. Company has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any liens, except to the extent such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Company and except for such defects in title or liens that would not be material to Company. Such securities are valued on the books of Company in accordance with GAAP.

3.25 Regulatory Capitalization. The Company is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

3.26 Allowance for Loan Losses. The Company’s allowance for loan losses as reflected in the latest balance sheet included in the Audited Financial Statements was, in the opinion of management, as of the date thereof, in compliance with the Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Subject to such exceptions as are disclosed in the Purchaser Disclosure Schedule dated as of the date hereof, Purchaser hereby makes the following representations and warranties to Company as of the date hereof and as of the Closing Date.

4.1 Corporate Status and Authority; Non-Contravention.

(a) Status of Purchaser. HBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas. Centennial is a state bank duly organized, validly existing and in good standing under the laws of the State of Arkansas. Purchaser has the corporate power to own its property and conduct its business in the manner in which such business is now being conducted and has full power and capacity to enter into this Agreement, carry out the Contemplated Transactions to which it is a party, and duly observe and perform all its obligations contained in this Agreement.

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(b) Due Authorization. The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by Purchaser pursuant to this Agreement and the completion and performance of the transactions and obligations contemplated by or contained in this Agreement have been duly authorized by all necessary organizational or corporate action on the part of Purchaser, and this Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser is enforceable in accordance with its terms. No other corporate proceedings, including any stockholder approvals, are necessary for the execution and delivery by the Purchaser of this Agreement, the performance by it or of its obligations hereunder or the consummation by it of the Contemplated Transactions.

(c) Non-contravention. Neither the execution and delivery of this Agreement nor the completion and performance of the Contemplated Transactions will (i) contravene any of the provisions of Purchaser’s Articles of Incorporation or Bylaws, (ii) result in a material breach of or material default under, or contravene, any material indenture, contract, agreement or instrument to which Purchaser is a party or by which Purchaser is bound, or (iii) assuming the Purchaser Required Approvals are duly obtained, violate in any material respect any Legal Requirement or any judgment, ruling, order, writ, injunction or decree applicable to the Purchaser or any of its respective properties or assets.

4.2 Capitalization of Purchaser. The authorized capital stock of HBI consists of 100,000,000 shares of HBI Common Stock, of which 65,134,992 shares of HBI Common Stock are outstanding as of March 31, 2014. No other shares of capital stock of HBI are issued or outstanding. All of the outstanding shares of HBI Common Stock have been duly authorized and validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof, have been issued in full compliance with all federal and state securities laws and other Legal Requirements, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and are free and clear of all encumbrances. The shares of HBI Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid and non-assessable and preemptive rights, with no personal liability attaching to the ownership thereof.

4.3 Business Operations.

(a) Permits. Centennial holds all Permits material to its business, including without limitation all Permits required from the FDIC, to conduct a commercial banking business (each, a “Purchaser Material Permit”). All of the Purchaser Material Permits are validly issued, are in full force and effect and are being complied with by Centennial. No notice of breach or default in respect of any Purchaser Material Permit has been received by Centennial and there are no proceedings in progress, pending or threatened which would reasonably be expected to result in the cancellation, revocation, suspension or adverse alteration of any of them, and Purchaser is not aware of any existing matters or state of facts which is reasonably likely to give rise to any such notice or proceeding.

(b) Governmental Authorizations. Except for the filing of applications and notices with, and the receipt of consents, authorizations, approvals, exemptions or nonobjections from, as applicable, the Governmental Authorities set forth on Section 4.3 of the Purchaser Disclosure Schedule (the “Purchaser Required Approvals”), no consents, or approvals of or filings or registrations with any Governmental Authority are necessary on the part of Purchaser or its Affiliates in connection with the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Contemplated Transactions. As of the date of this Agreement and as of the Closing Date, Purchaser does not know of any reason why any of the Purchaser Required Approvals will not be obtained or that any of the Purchaser Required Approvals will not be granted without imposition of a burdensome condition.

4.4 Regulatory Reports. Purchaser has filed with the FDIC, the Arkansas State Bank Department and any other applicable Governmental Authorities, as the case may be, in correct form in all material respects the

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reports, returns and filing information data required to be filed under any applicable Legal Requirement, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with any applicable Legal Requirement. As of their respective dates (or, if amended, as of the date of such amendment), such reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

4.5 Deposits. All of the deposits held by Centennial (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (i) all applicable policies, practices and procedures of Centennial, and (ii) all applicable Legal Requirements, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by Centennial Bank are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Purchaser, threatened.

4.6 Financial Matters.

(a) Purchaser’s Financial Statements. Purchaser’s audited financial statements for year ended December 31, 2013, were filed on February 28, 2014, with the Securities and Exchange Commission on Form 10-K (the “Purchaser Audited Financial Statements”). The Purchaser Audited Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and (iii) fairly present in all material respects the financial condition of Purchaser as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Purchaser for the respective periods set forth therein. The consolidated financial statements of Purchaser to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Purchaser as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Purchaser for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments (none of which would reasonably be expected to be material).

(b) Call Reports. Purchaser has previously delivered to Company a true and complete copy of the Call Report of Centennial for the period ending December 31, 2013. The financial statements contained in such Call Report (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Centennial Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material). The financial statements contained in the Call Reports of Centennial to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Centennial as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments (none of which are reasonably expected to be material).

(c) Systems and Processes. Purchaser has in place sufficient systems and processes that are customary for a bank of the size of Centennial and that are designed to (x) provide reasonable assurances regarding the reliability

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of Purchaser’s financial statements and (y) in a timely manner accumulate and communicate to Purchaser’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Purchaser’s financial statements.

(d) Auditor Independence. During the period covered by the Call Report, Purchaser’s external auditor was independent of Purchaser and its management. As of the date hereof, Purchaser’s external auditor has not resigned or been dismissed as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Books and Records. The books and records of Purchaser have been and are being maintained in the Ordinary Course of Business in accordance and compliance with all applicable accounting requirements and Legal Requirements and are complete in all material respects to reflect corporate actions by Purchaser.

4.7 Tax Matters.

(a) Purchaser has filed all federal income tax returns and all other material tax returns required to be filed by it. All such tax returns were true, correct and complete in all material respects and accurately reflected in all material respects the taxable income (or other measure of tax) of Centennial.

(b) Purchaser has paid all material taxes required to be paid by it, its Subsidiaries or the consolidated, combined, affiliated, unitary or other tax group including Purchaser, whether or not shown on any tax return. Purchaser has established reserves in accordance with GAAP that are adequate for the payment of all taxes not yet due and payable with respect to its assets and operations.

(c) Purchaser has withheld and paid to the appropriate taxing authority all material taxes required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 and any other forms required with respect thereto have been properly completed and timely filed.

(d) Purchaser has not received from any taxing authority written notice of, and, to the Knowledge of Purchaser, there is not threatened, any audit, claim, action, suit, request for information, ruling, determination, investigation or administrative or judicial proceeding that is pending or being conducted with respect to taxes of Purchaser. Purchaser has not received from any taxing authority (including in jurisdictions in which Centennial Bank or its Subsidiaries has not filed tax returns) written notice of, and, to the Knowledge of Purchaser, there is not threatened, any proposed assessment, adjustment or deficiency for any amount of taxes proposed, asserted, or assessed against Purchaser. Purchaser is not a party to or bound by any tax sharing, allocation or indemnification agreement or similar agreement or arrangement.

(e) During the five-year period ending on the Closing Date, Purchaser has not been a “distributing corporation” as the term is defined in Section 355 of the Code.

(f) Purchaser will not be required, for income tax purposes for any taxable period ending after the Closing Date, to include in its taxable income any item of income or gain or to exclude from its taxable income any item of deduction or loss as a result of any (i) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign law) for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date for which adequate reserves have not been established in accordance with GAAP.

(g) There are no liens or encumbrances for taxes on any of the assets of Purchaser other than liens or encumbrances for taxes not yet due and payable.

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(h) No written claim has been received in the last six years by Purchaser from a taxing authority in a jurisdiction where it does not file tax returns that it is or may be subject to taxation by that jurisdiction or should have been included in a combined, consolidated, affiliated, unitary or other group tax return of that jurisdiction.

(i) Purchaser has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

4.8 Litigation and Claims. There are no material pending legal proceedings, current, pending or, to the knowledge of the Purchaser, threatened other than ordinary routine litigation incidental to its business, to which Purchaser is a party or of which any of its property is the subject.

4.9 Brokers or Finders. Except for the Broker’s Fees disclosed in Section 4.9 of the Purchaser Disclosure Schedule, neither Purchaser nor any of its representatives has incurred any liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

4.10 Purchaser Information. The information relating to Purchaser that is provided by Purchaser or its representatives for inclusion in the Proxy Statement-Prospectus and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the Contemplated Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Purchaser and other portions within the reasonable control of Purchaser and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.

4.11 Regulatory Capitalization. Centennial is, and following the completion of the Contemplated Transactions will be, “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

4.12 Allowance for Loan Losses. Centennial’s allowance for loan losses as reflected in the latest balance sheet included in the Purchaser Audited Financial Statements was, in the opinion of management, as of the date thereof, in compliance with Centennial’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

4.13 Investment Intent. HBI is acquiring the shares of Company Common Stock for its own account and not with the view toward distribution within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), other than in compliance with all applicable Legal Requirements, including United States federal securities laws.

4.14 Non-reliance. Purchaser acknowledges and agrees that in entering into this Agreement it has not relied and is not relying on any representations, warranties or other statements whatsoever, whether written or oral (from or by Company or any Person acting on its behalf) other than those expressly set out in this Agreement (or other related documents referred to herein) and that it will not have any right or remedy rising out of any representation, warranty or other statement not expressly set out in this Agreement.

4.15 Community Reinvestment Act Compliance. HBI and each of its Subsidiaries that is an insured depositary institution is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam and HBI has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in HBI or any such Subsidiary having its current rating lowered.

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ARTICLE V.

PRE-CLOSING MATTERS AND OTHER COVENANTS

5.1 Operations until Closing. Except as expressly otherwise provided in this Agreement or as may be otherwise required by any Governmental Authority having jurisdiction of Company, unless otherwise agreed or consented to in writing by HBI, which agreement or consent shall not be unreasonably withheld or delayed, from the date of this Agreement to the Closing:

(a) Conduct of Business. Company shall: (i) carry on and conduct its business in all material respects in the Ordinary Course consistent with past practice; (ii) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships with, but not limited to, customers, suppliers and employees, and retain the services of its key officers and key employees; (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Company or Purchaser to obtain any necessary approvals of any Governmental Authority required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions; (iv) maintain its books and records in the usual, regular and ordinary manner; (v) renew and maintain liability insurance policies for Company with reasonably comparable coverage and amounts and terms and conditions which are not less advantageous than Company’s existing policy at an amount not to exceed more than 200% of the amount expended by Company for prior coverage; and (vi) provide to Purchaser and its employees, representatives and agents, reasonable access during normal business hours to Company’s personnel and its facilities and properties, to its books and records, and to all, or true copies of all, title documents, indentures, contracts, encumbrances, instruments, leases and other documents relating to its business, and furnish them with all such information relating to its business as Purchaser from time to time reasonably requests; provided that (A) all such materials shall be made available to Purchaser and its employees, representatives and agents at the premises of Company and may not be removed therefrom without Company’s consent, and (B) in exercising such access rights, Purchaser and its employees, representatives and agents shall not unduly disturb or interfere with the activities of the Company’s customers.

(b) Company Forbearances. Without prior approval of HBI, Company shall not: (i) enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies, except as required by any applicable Legal Requirement or policies imposed by any Governmental Authority; (ii) make any capital expenditures in excess of Twenty Thousand Dollars ($20,000) individually, other than as required pursuant to contracts already entered into; (iii) terminate, enter into, amend, modify or renew any Benefit Arrangement, Company Significant Agreement or Material Permit, other than in the Ordinary Course of Business; (iv) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company’s stock or any additional options or other rights, grants or awards with respect to Company’s stock; (v) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock; (vi) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, businesses or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the Ordinary Course of Business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to Company; (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of, any other Person, provided that the Company may continue to purchase federal funds and borrow money from the Federal Home Loan Bank System, the Federal Reserve or any other Governmental Authority in a manner consistent with past practice; (viii) make, renew or amend any extension of credit, individually or in the aggregate with other extensions of credit to the same relationship, in excess of Two Hundred Fifty Thousand Dollars ($250,000); (ix) enter into, renew or amend any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for its account or for the account of a customer of it, except in the Ordinary Course of Business and

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consistent with past practice; (x) acquire (other than by way of foreclosures, acquisitions of control in a fiduciary or similar capacity, acquisitions of loans or participation interests, or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business and consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person; (xi) merge or consolidate with or into any legal entity, dissolve, liquidate, or otherwise terminate its existence; (xii) file any application to establish, or to relocate or terminate the operations of, any banking office; (xiii) amend the Company Articles or Company Bylaws or similar organizational documents for its Subsidiaries or otherwise add, amend or modify in any respect the duties or obligations of indemnification by Company with respect to any of its respective directors, officers, employees, agents or other Persons; (xiv) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority; (xv) make, change or revoke any tax election, file any amended tax return (unless to correct an error with the prior written consent of HBI, such consent not to be unreasonably withheld or delayed), enter into any closing agreement, settle any tax audit, claim or assessment, surrender or reduce any right to claim a refund of taxes, agree to extend any statute of limitations relating to taxes, fail to duly and timely file with appropriate taxing authorities all tax returns required to be filed by or with respect to Company or fail to remit any taxes due, whether or not shown on any tax return; (xvi) without the prior written consent of HBI, such consent not to be unreasonably withheld or delayed, settle any action, suit, claim or proceeding against Company, except for any action, suit, claim or proceeding arising out of or in connection with this Agreement or the Contemplated Transactions or for any other action, suit, claim or proceeding that is settled in a manner consistent with past practice in an amount or for consideration not in excess of Twenty Five Thousand Dollars ($25,000) that would not (A) impose any material restriction on the business, after the Closing, of Purchaser or its Affiliates or (B) create precedent for claims that are reasonably likely to be material to the Company or, after the Closing, Purchaser or its Affiliates; (xvii) other than in the Ordinary Course of Business and consistent with past practice or as described in Section 5.1(b) of the Company Disclosure Schedule, terminate, enter into, amend, modify (including by way of interpretation) or renew any employment, consulting, severance, change in control or similar contract, agreement or arrangement with any director, officer, employee or consultant, other than in the Ordinary Course of Business and consistent with past practice, grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except to make changes that are required by any applicable Legal Requirements; (xviii) terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any Benefit Arrangement, except (A) as required by applicable Legal Requirements, or (B) to satisfy contractual obligations existing as of the date hereof described in Section 5.1(b) of the Company Disclosure Schedule; (xix) (A) grant, extend, amend (except as required in the diligent prosecution of the Proprietary Rights owned (beneficially, and of record where applicable) by or developed for Company, waive, or modify any material rights in or to, sell, assign, lease, transfer, license, let lapse, abandon, cancel, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any Proprietary Rights, or (B) fail to exercise a right of renewal or extension under any material agreement under which Company is licensed or otherwise permitted by a third party to use any Proprietary Rights (other than “shrink wrap” or “click through” licenses), unless Company obtains a substantially similar license or right to use such Proprietary Rights on terms as favorable as the terms under the existing agreement; (xx) participate in any program sponsored or administered by any Governmental Authority, which program is not part of the usual and customary banking business of the Company; (xxi) engage in (or modify in a manner adverse to Company) any transactions with any Person known to be a shareholder of the Company or any director or officer of Company (or any Affiliate of any such Person), other than transactions in the Ordinary Course of Business consistent with past practice, deposit relationships in the Ordinary Course of Business consistent with past practice and extensions of credit which are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with Persons unaffiliated with Company and did not involve more than the normal risk of collectability or present other unfavorable features; (xxii) notwithstanding any other provision hereof, knowingly take, or knowingly omit to take, any action that would result in any of the conditions set forth in Article VI not being satisfied, or any action that

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would result in any of the representations and warranties of Company in this Agreement becoming untrue or prevent Company from performing its obligations under this Agreement or consummating the Closing; (xxiii) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing; or (xxiv) enter into, or extend, any leases or rental agreements.

5.2 Confidentiality. Each party acknowledges that any information, materials and documentation it receives or observes pursuant to or as contemplated by the Contemplated Transactions, either before or after execution of this Agreement, is confidential; provided, however, that the foregoing shall not include information which (a) is or becomes available to the public other than as a result of a disclosure by the recipient party, (b) was known to the recipient party or in its possession prior to its disclosure to the recipient party, (c) becomes available to the recipient party from a source other than the disclosing party, provided that such source is not known by the recipient party to be bound by a confidentiality agreement with the disclosing party and is not otherwise prohibited from transmitting the information to the recipient party by a contractual, legal or fiduciary obligation, or (d) is or was developed independently by the recipient party without reference to confidential information provided by the disclosing party. Each party shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent Purchaser from disclosing or making available to its and its Affiliates’ respective directors, officers, employees, members, partners, agents, representatives or advisors (including, without limitation, attorneys, accountants, insurers, rating agencies, consultants, bankers and financial advisors) any such information, materials and documentation on a confidential basis for the purpose of carrying out the Contemplated Transactions, or to the extent required by a Legal Requirement.

5.3 Return of Information. If the Contemplated Transactions pursuant to this Agreement are not completed, each party shall, upon the written request of the other party, return to the other party or destroy (such destruction to be confirmed in writing to the other party upon written request) all materials, documentation, data, records and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) relating to Purchaser or its Affiliates or to Company or its Affiliates which is confidential and which is in the possession of such party and maintain the confidentiality of all information or knowledge obtained from the other party, and not use any such information or knowledge for any purpose whatsoever; provided that a party may maintain such information to the extent required by applicable Legal Requirements or such party’s established document retention policies (including any requirement to retain e-mail on an automated e-mail archival system) or relating to the safeguarding or backup storage of electronic data or in connection with a legal dispute with the other party.

5.4 Consents and Approvals.

(a) Purchaser Required Approvals. Purchaser agrees to use commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to consummate the Contemplated Transactions.

(b) Preparation of Applications. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use commercially reasonable best efforts to publish or cause to be published all required notices and prepare all necessary documentation and effect all necessary filings in order to obtain the Purchaser Required Approvals as promptly as practicable after the date of this Agreement (but in no event later than 60 days following the date of this Agreement). Purchaser and Company will cooperate with each other and will each furnish the other and the other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Purchaser, Company or their respective Subsidiaries to any Governmental Authority in connection with the Contemplated Transactions. Purchaser and Company shall have the right to review and approve in advance all characterizations of the

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information relating to them and any of their respective Subsidiaries which appear in any filing made, or written materials submitted, in connection with the Contemplated Transactions with any Governmental Authority.

(c) Submission of Applications for Purchaser Required Approvals. Purchaser and Company shall use their commercially reasonable best efforts to:

i. cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry relating to the Purchaser Required Approvals, including but not limited to Purchaser, Company and their respective Subsidiaries cooperating and using commercially reasonable best efforts to make, on a timely basis, all registrations, filings and applications with, give all notices to, and obtain any approvals, orders, qualifications and waivers from a Governmental Authority necessary for the consummation of the transactions contemplated hereby; provided, however, that neither Company nor any of its Affiliates and neither Purchaser nor any of its Affiliates shall be required to commence or be a plaintiff in any litigation in connection with any such registration, filing, application, notice, approval, order, qualification or waiver;

ii. subject to any Legal Requirement, permit each other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written communication (or other correspondence or memoranda) or between any such party and any Governmental Authority relating to the other party; and

iii. promptly inform each other of and supply to each other any written communication (or other correspondence or memoranda) sent by them to, or received by them from any Governmental Authority, in each case regarding any of the Contemplated Transactions.

(d) Access and Investigation. Without in any way limiting anything else contained in this Agreement, Company shall, in connection with the procurement of any and all Purchaser Required Approvals, permit Purchaser and its representatives reasonable access to the properties and personnel of Company, and shall disclose and make available to Purchaser and its representatives all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of Company, including, without limitation, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) and stockholders, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority (except for any confidential portions thereof), accountants’ work papers, litigation files, loan files, plans affecting employees and any other business activities or prospects; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and, in the reasonable opinion of Company, not unduly interfere with normal operations or violate any Legal Requirement. Without in any way limiting anything else contained in this Agreement, Company shall make their respective directors, officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and their representatives; provided, that such access shall be reasonably related to the procurement of the Purchaser Required Approvals hereunder and shall not unduly interfere with normal operations.

5.5 Public Announcements. Other than mutually agreed upon press releases and other materials to be issued upon the announcement of this Agreement or thereafter, with respect to which the parties shall cooperate in good faith to jointly prepare or communicate consistent with the joint communication policy of the parties, from and after the date hereof, neither party shall make any public announcement or public comment regarding this Agreement or the Contemplated Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), unless and only to the extent that (i) the furnishing or use of information is required in making any filing or obtaining any Governmental Authorization required for the consummation of the Contemplated Transactions or (ii) the furnishing or use of such information is required by Legal Requirements, legal proceedings or the rules or regulations of the SEC.

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5.6 Preparation and Filing of Tax Returns; Taxes. Company shall timely prepare and file (or cause to be prepared and filed) Company tax returns, and shall prepare all Company tax returns in a manner consistent with prior practice unless otherwise required by applicable law or unless Purchaser consents to such different treatment, such consent not to be unreasonably withheld. Company shall provide (or cause to be provided) to Purchaser a copy of any Company tax return at least twenty (20) Business Days prior to the due date for filing such return, and Purchaser shall have ten (10) Business Days in which to review and comment on such return prior to the filing thereof. Company shall not unreasonably withhold its consent to reflect Purchaser’s comments on such returns to the extent permitted by applicable law. Purchaser and Company agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Closing on Purchaser’s federal and state income tax returns to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B).

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Purchaser and Company shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement-Prospectus will be included as promptly as practicable after the date of this Agreement (but in no event later than 60 days following the date of this Agreement). Each of Purchaser and Company shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail or deliver the Proxy Statement-Prospectus to its shareholders. Purchaser shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Contemplated Transactions, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file all necessary documentation as promptly as practicable after the date of this Agreement (but in no event later than 60 days following the date of this Agreement), to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are necessary or advisable to consummate the Contemplated Transactions as soon as possible, and in any event no later than December 31, 2014, to the extent reasonably practicable, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Authorities. Company and Purchaser shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws, all the non-confidential information relating to Company or Purchaser (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the Contemplated Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Contemplated Transactions and each party will keep the other apprised of the status of matters relating to completion of the Contemplated Transactions. Each party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the Contemplated Transactions and to the extent permitted by such Governmental Authority, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

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(c) Each of Purchaser and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement-Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Authority in connection with the Merger and the other Contemplated Transactions. Each of Purchaser and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement-Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of Company’s meeting of its shareholders to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement-Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement-Prospectus.

(d) In furtherance and not in limitation of the foregoing, each of Purchaser and Company shall use its commercially reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any Governmental Authority so as to enable the Closing to occur as soon as possible, and in any event no later than December 31, 2014, including, without limitation, making expenditures and incurring costs, raising capital, divesting or otherwise disposing of businesses or assets of Purchaser, Company and their respective Subsidiaries, effecting the dissolution, internal merger or consolidation of Subsidiaries of Purchaser or Company effective upon the Effective Time, or enhancing internal controls (including by increasing staffing levels and external hires).

(e) Each of Purchaser and Company shall promptly advise the other upon receiving any communication from any Governmental Authority the consent or approval of which is required for consummation of the Contemplated Transactions that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, Company shall afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and, during such period, Company shall make available to Purchaser (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that Company is not permitted to disclose under applicable law), (ii) all other information concerning its business, properties and personnel as Purchaser may reasonably request and (iii) access to the necessary information (including Company’s own good faith estimates as available and third-party reports, if any, commissioned by Company at Purchaser’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect

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to amounts potentially payable to senior executives of Company in connection with the consummation of the Contemplated Transactions. Upon the reasonable request of Purchaser, Company shall furnish such reasonable information about it and its business as is relevant to Company and the Company shareholders in connection with the Contemplated Transactions, including such title reports and environmental reports pertaining to Company Real Property not previously made available to Purchaser. Neither Company nor Purchaser, nor any of their Subsidiaries shall be required to provide access to or to disclose information to the extent such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.3 Shareholder Approval.

(a) The board of directors of the Company has resolved to recommend to the Company’s shareholders that they approve this Agreement (the “Company Board Recommendation”) and, subject to Sections 6.8(b)-(c) and 8.1(c), will submit to the Company’s shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. Subject to Section 8.1(c), the Company shall duly take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholder Meeting”). Subject to Sections 6.8(b)-(c) and 8.1(c), the board of directors of Company will include in the Proxy Statement-Prospectus the Company Board Recommendation and use all commercially reasonable best efforts to obtain from its shareholders the Company Shareholder Approval. Unless this Agreement is terminated in accordance with its terms, including pursuant to Section 8.1(c) hereof, nothing otherwise contained in this Agreement shall be deemed to relieve Company of its obligation to submit this Agreement to its shareholders for a vote. For purposes of this Agreement, “Company Shareholder Approval” shall mean the affirmative vote of a majority of all the votes entitled to be cast by holders of outstanding Company Common Stock.

(b) If on the date of the Company Shareholder Meeting, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Shareholder Approval, the Company shall adjourn the Company Shareholder Meeting until such date as shall be mutually agreed upon by the Company and HBI, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all commercially reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from shareholders relating to the Company Shareholder Approval.

6.4 NASDAQ Listing. HBI shall cause the shares of HBI Common Stock to be issued in the Merger to be authorized for listing on the NASDAQ Stock Exchange.

6.5 Employee Matters.

(a) Purchaser shall, or shall cause the Surviving Corporation to, provide each employee who is actively employed by Company on the Closing Date (each a “Continuing Employee”) while employed by Purchaser or any of its Subsidiaries following the Effective Time with employee benefits which, in the aggregate, are no less favorable than employee benefits provided by Purchaser to similarly situated employees of Purchaser; provided,

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however, that until such time as Purchaser shall cause Continuing Employees to participate in the benefit plans of Purchaser, a Continuing Employee’s continued participation in the Employee Benefit Plans shall be deemed to satisfy the foregoing provision of this sentence (it being understood that participation in Purchaser benefit plans may commence at different times with respect to each Employee Benefit Plan). Accordingly, Company shall cooperate with Purchaser to ensure that from the Closing Date through the next open enrollment date for Purchaser’s group health, dental, vision and life insurance plans, the Continuing Employees shall continue to be covered by Company’s group health, dental, vision and life insurance plans; provided, however, that Company shall terminate, effective as of the Effective Time, its plans and programs with respect to long term care and health savings accounts.

(b) Upon Continuing Employees’ enrollment in Purchaser’s employee benefit plans, such Continuing Employees will, consistent with the provisions of Section 6.5(a) above, become participants in all Purchaser’s employee benefit plans, practices, and policies on the same terms and conditions as similarly situated employees of Purchaser. Without limiting the generality of the foregoing, prior service credit for each of Continuing Employee’s service with Company, except as expressly provided otherwise herein, shall be given by Purchaser with respect to all Purchaser’s retirement plans, employee benefit plans, practices, and policies, including, but not limited to, vacations, sick leave and personal time, to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit. If any Continuing Employee becomes eligible to participate in any Purchaser employee benefit plan, practice, or policy that provides medical, hospitalization or dental benefits, Purchaser shall (A) cause any pre-existing condition limitations or eligibility waiting periods under such Purchaser benefit plan to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied under the Employee Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (B) recognize any health expenses incurred by such Continuing Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Purchaser benefit plan.

(c) At or prior to the Effective Time, the Company shall (i) cause the termination of all salaried continuation and supplemental executive retirement plans, programs and agreements between the Company and any officer or employee and pay all amounts due such individuals in accordance with the terms of such plans, programs and agreements, and (ii) pay amounts due to its officers and employees pursuant to the change in control provisions applicable under all employment agreements between such individuals and the Company, the total amounts with respect to the foregoing clauses in (i) and (ii) shall be as set forth on Section 6.5(c) of the Company Disclosure Schedule.

(d) Prior to the Closing Date, Company’s board of directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate Company’s 401(k) plan (the “Company 401(k) Plan”) and to ensure that the account balances of the participants in the Company 401(k) Plan are fully vested upon such plan termination, in each case effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Purchaser shall take the action necessary (including the amendment of Purchaser’s 401(k) Plan (the “Purchaser 401(k) Plan”)) to permit the Continuing Employees to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan to the Purchaser 401(k) Plan. Each Continuing Employee shall be eligible immediately as of the Effective Time to participate in the Purchaser 401(k) Plan.

(e) Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee, independent contractor or any other

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individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Employee Benefit Plan, Purchaser Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, Company or any of their respective affiliates; (ii) alter or limit the ability of Purchaser or any of its Subsidiaries (including, after the Closing Date, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate any Employee Benefit Plan, Purchaser Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, independent contractor or other service provider any right to employment or continued employment or continued service with Purchaser or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries), or constitute or create an employment or other agreement with any employee, independent contractor or other service provider.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of HBI and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Company (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Contemplated Transactions to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Articles of Incorporation and Bylaws of Company and the Florida Business Corporation Act, in effect on the date of this Agreement.

(b) Subject to the following sentence, for a period of six years following the Effective Time, HBI will provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of Company (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the Contemplated Transactions), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by Company; provided that in no event shall the premium for this coverage exceed $100,000. Prior to the Effective Time and in lieu of the foregoing, Company will use commercially reasonable best efforts to purchase a tail policy for directors’ and officers’ liability insurance on the terms described in the prior sentence and fully pay for such policy prior to the Effective Time.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.6(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify HBI in writing; provided that failure to so notify will not affect the obligations of HBI under Section 6.6(a) unless and to the extent that HBI is actually and materially prejudiced as a consequence.

(d) If HBI or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, HBI will cause proper provision to be made so that the successors and assigns of HBI will assume the obligations set forth in this Section 6.6.

6.7 [Not Used].

6.8 No Solicitation.

(a) Company shall immediately cease, and Company shall cause each of its representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date hereof with respect to an

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Acquisition Proposal. After the execution and delivery of this Agreement, Company and its directors, executive officers and Subsidiaries shall not directly or indirectly, (i) solicit, initiate or encourage any inquiry with respect to, or the making of, any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information relating to an Acquisition Proposal to, any Person that has made or, to the Knowledge of Company, has indicated without solicitation that it is considering making an Acquisition Proposal, or (iii) engage in discussions regarding an Acquisition Proposal with any Person that has made, or, to the Knowledge of Company, without solicitation is considering making, an Acquisition Proposal, except to notify such Person of the existence of the provisions of this Section 6.8. Notwithstanding the foregoing, if at any time after the date hereof but before approval of this Agreement by the Company’s shareholders, (1) Company receives an unsolicited written Acquisition Proposal that the Company’s board of directors believes in good faith to be bona fide, (2) such Acquisition Proposal was not the result of a violation of this Section 6.8, (3) the Company’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor) that such Acquisition Proposal constitutes a Superior Proposal and (4) the Company’s board of directors determines in good faith (after receiving advice from outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to violate its fiduciary duties under applicable law, then Company may (and may authorize its representatives to) (x) furnish nonpublic information regarding Company to the Person making such Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, those contained in the LOI with Purchaser, and (y) participate in discussions and negotiations with the Person making such Acquisition Proposal.

(b) The board of directors of the Company shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Purchaser, its recommendation referred to in Section 6.3, or (ii) approve or recommend (or publicly propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Company shall not, and the board of directors of the Company shall not allow Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining approval of the Merger by the Company’s shareholders, the Company’s board of directors may, if the Company’s board of directors determines in good faith (after receiving advice from outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.8(b), make an Adverse Recommendation Change or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to a Superior Proposal; provided that Company may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Company shall not have breached this Section 6.8 in any respect and (y):

(i) The Company’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser under this Section 6.8(b);

(ii) Company has given Purchaser at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal; and

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(iii) Before effecting such Adverse Recommendation Change or entering into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement with respect to a Superior Proposal, Company has negotiated, and has caused its representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement to give Purchaser the opportunity to match or exceed the terms of the Acquisition Proposal such that such Acquisition Proposal would no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Company shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 6.8 with respect to such new written notice.

(c) In addition to the obligations of Company under Section 6.8(a) and Section 6.8(b), Company shall notify Purchaser promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Company or for access to the properties, books or records of Company by any Person that informs the Company’s board of directors that it is considering making, or has made, an Acquisition Proposal. Such notice to Purchaser shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting nonpublic information or access to the books and records of Company, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Company shall keep Purchaser fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Company shall also promptly, and in any event within 24 hours, notify Purchaser, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.8(a).

(d) Nothing contained in this Agreement shall prohibit Company from informing any Person of the existence of the provisions contained in this Section 6.8.

For purposes of this Agreement, an “Acquisition Proposal” means any proposal or offer other than this Agreement or any amendment hereto after the date hereof with respect to any Acquisition Transaction or any public announcement by any Person (which shall include any regulatory application or notice) of a proposal, plan or intention with respect to any Acquisition Transaction.

For purposes of this Agreement, an “Acquisition Transaction” means any of the following (other than the transactions contemplated hereby) involving Company: (a) any merger, consolidation, share exchange, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that constitute a substantial portion of the assets of Company in a single transaction or series of transactions; or (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act, in connection therewith.

For purposes of this Agreement, a “Superior Proposal” means any unsolicited bona fide Acquisition Proposal (with the percentages set forth in or incorporated into the definition of such term changed from 20% to 50%) that the Company’s board of directors determines in good faith (after receiving advice from outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including the Company Termination Fee and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of the Company from a financial point of view than the Contemplated Transactions (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal under Section 6.8 or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

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APPENDIX A

6.9 Takeover Laws. No party will take any action that would cause the Contemplated Transactions to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. For purposes of this Agreement, “Takeover Laws” means any “moratorium,” “control share,” “fair price,” “interested stockholder” or other anti-takeover laws and regulations of any jurisdiction.

6.10 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser, and Purchaser will furnish to Company, (a) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of it or any of its Subsidiaries (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan, and (c) to the extent permitted by applicable law, any reports provided to its board of directors or any committee thereof relating to the financial performance and risk management of it or any of its Subsidiaries.

6.11 Notification of Certain Matters. Company and Purchaser will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other Contemplated Transactions shall be in effect.

(d) Regulatory Approvals. (i) The necessary regulatory approvals from the Federal Reserve and the Arkansas State Bank Department, and (ii) any other regulatory approvals set forth in Sections 3.3 and 4.3, the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on Purchaser or Company, in each case required to consummate the Contemplated Transactions, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made

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APPENDIX A

on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date).

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Tax Opinion. Purchaser shall have received an opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., will be entitled to receive and rely upon any customary certificates and representations of officers of Purchaser and Company.

(d) Legal Opinion. Purchaser shall have received an opinion from Company’s counsel as to the Company’s existence, due authorization and non-contravention consistent with the representations contained in Sections 3.1(a), (b) and (c) of this Agreement and containing an opinion that no Takeover Laws are applicable to this Agreement and the Contemplated Transactions.

(e) Agreement Not to Compete. Purchaser shall have received an executed Agreement Not to Compete dated as of the Effective Date in favor of Purchaser, the form of which is attached hereto as Exhibit B-1, from each of the persons listed on Exhibit B-2.

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of HBI to such effect.

(c) Tax Opinion. Company shall have received an opinion dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, issuer will be entitled to receive and rely upon customary certificates and representations of officers of Purchaser and Company.

(d) Fairness Opinion. Company shall have received a fairness opinion (the “Company Fairness Opinion”) to the effect that the Merger Consideration to be received by the Company shareholders is fair to such shareholders from a financial point of view, and the Company Fairness Opinion shall not have been modified or withdrawn.

(e) Legal Opinion. Company shall have received an opinion from Purchaser’s counsel as to the Purchaser’s existence, due authorization and non-contravention consistent with the representations contained in Sections 4.1(a), (b) and (c) and containing an opinion that the HBI Common Stock to be issued as Merger Consideration, when issued and delivered upon the terms and conditions set forth in the Agreement, will be legally issued, fully paid, and nonassessable.

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APPENDIX A

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or HBI:

(a) Mutual Consent—by mutual consent of Company and Purchaser in a written instrument authorized by the boards of directors of the Company and HBI;

(b) Either Party—by either Company or Purchaser:

(i) No Regulatory Approval—if any Governmental Authority that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Contemplated Transactions;

(ii) Delay—if the Merger shall not have been consummated on or before December 31, 2014; provided that if as of such date, the conditions to the Closing set forth in Section 7.1(d) shall not have been satisfied, then December 31, 2014, shall be extended to and including January 31, 2015, if either Company or Purchaser notifies the other party in writing on or prior to December 31, 2014, of its election to extend December 31, 2014, to January 31, 2015; provided, further that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be consummated by January 31, 2015;

(iii) Breach—if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or on the part of Purchaser, in the case of a termination by Company, which breach, either individually or in the aggregate with other breaches by such party, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein;

(iv) No Company Shareholder Approval—if the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(b)(iv) if such party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the Company Shareholder Approval at the Company Shareholder Meeting, or at any adjournment or postponement thereof;

(c) Superior Proposal—by Company, prior to such time as the Company Shareholder Approval is obtained, in order to enter into an agreement providing for a Superior Proposal; provided that the Company Termination Fee is paid to Purchaser in advance of or concurrently with such termination in accordance with Section 8.3(b);

(d) Dissenting Shares—by Purchaser, if holders of 5% or more of the outstanding shares of Company Common Stock are Proposed Dissenting Shares; or

(e) HBI Average Closing Price Decrease—by Purchaser, by written notice to the Company, in the event that the HBI Average Closing Price as of the Closing Date is below $29.75 (with a proportionate adjustment in the

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event that outstanding shares of HBI Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Closing Date); or

(f) Failure to Recommend or Proceed to Closing—by Purchaser, if (i) Company shall have materially breached its obligations under Section 6.8; (ii) the board of directors of the Company shall have failed to make a recommendation in favor of the Merger as required by Section 6.3; (iii) the board of directors of the Company shall have recommended, proposed, or publicly announced its intention to recommend or propose to engage in a transaction resulting in a Superior Proposal; or (iv) Company shall have materially breached its obligations under Section 6.3 by failing to call, give notice of, convene and hold the Company shareholder meeting in accordance with Section 6.3.

8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Purchaser as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Purchaser, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Contemplated Transactions, except that (i) Sections 5.2, 8.2, 8.3, and 9.3 through 9.11 shall survive any termination of this Agreement, and (ii) neither Company nor Purchaser shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement (which, in the case of Company, shall include the loss to Company’s shareholders of the economic benefits of the Merger).

8.3 Fees and Expenses.

(a) General Fees. Except for the registration fee for the Form S-4 filing and other fees paid to the SEC in connection with the Merger, which shall be paid by Purchaser, all fees and expenses incurred in connection with the Merger, this Agreement, and the Contemplated Transactions (including costs and expenses of printing and mailing the Proxy Statement-Prospectus) shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Company Termination Fee. In the event that this Agreement is terminated by Company pursuant to Section 8.1(c) or terminated by Purchaser pursuant to Section 8.1(f), then Company shall pay Purchaser a fee, in immediately available funds, in the amount of Two Million Dollars ($2,000,000.00) (the “Company Termination Fee”) in advance of or concurrently with such termination in the case of Company’s termination, or within two (2) business days after receipt of Purchaser’s notification of termination. Notwithstanding anything to the contrary in this Agreement, the payment of the Company Termination Fee pursuant to this Section 8.3 shall fully discharge the Company from, and be the sole and exclusive remedy of the Purchaser with respect to, any and all losses that may be suffered by the Purchaser based upon, resulting from or arising out of the circumstances giving rise to such termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(f)(iii). In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or HBI; provided, however, that after any approval of the Contemplated Transactions by such shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid

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only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at such time and place as agreed upon by the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser, to:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Attention: C. Randall Sims

Telephone: (501) 328-4657

Facsimile: (501) 328-4697

with a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 W. Capitol Avenue, Suite 1800

Little Rock, Arkansas 72201

Attention: C. Douglas Buford, Jr.

Telephone: (501) 688-8866

Facsimile:  (501) 918-7866

(b)	if to Company, to:

Florida Traditions Bank

14033 8th Street

Dade City, Florida 33525

Attention: James S. (Bud) Stalnaker, Jr.

Telephone: (352) 523-1800

Facsimile:  (352) 523-1880

with a copy (which shall not constitute notice) to:

Smith Mackinnon, P.A.

255 South Orange Avenue, Suite 800

Orlando, Florida 32801

Attention: John P. Greeley

Telephone: (407) 843-7300

Facsimile:  (407) 843-2448

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APPENDIX A

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the phrase “to the Knowledge of Company” or words of similar import means what is known or should have been known based on reasonable inquiry by any of Company’s officers listed on Section 9.4 of the Company Disclosure Schedule, and the phrase “to the Knowledge of Purchaser” or works of similar import means what is known or should have been known based on reasonable inquiry by any of Purchaser’s officers listed on Section 9.4 of the Purchaser Disclosure Schedule. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Voting Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

9.7 Governing Law; Jurisdiction; Prevailing Party. This Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas, without giving effect to its principles of conflicts of laws. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Arkansas. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of the Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other party, in addition to any other relief to which such prevailing party may be entitled.

9.8 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the Contemplated Transactions.

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APPENDIX A

Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

9.9 Publicity. Neither Company nor Purchaser shall, and neither Company nor Purchaser shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement, or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Purchaser, in the case of a proposed announcement, statement or disclosure by Company, or Company, in the case of a proposed announcement, statement or disclosure by Purchaser; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the SEC or NASDAQ.

9.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except for (i) Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, and (ii) if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration payable pursuant to this Agreement, (1) Purchaser and Sub, on the one hand, and Company, on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (2) this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth herein.

9.11 Specific Performance; Time of the Essence. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the parties herein.

9.12 Disclosure Schedule. Before entry into this Agreement, Company delivered to Purchaser a schedule (a “Company Disclosure Schedule”) and Purchaser delivered to Company a schedule (“Purchaser Disclosure Schedule”), each of which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or Article IV, respectively, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (ii) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

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Appendix A - Page 43

APPENDIX A

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HOME BANCSHARES, INC.
an Arkansas corporation

By:	/s/ C. Randall Sims
C. Randall Sims
Chief Executive Officer

CENTENNIAL BANK an Arkansas state bank

By:	/s/ C. Randall Sims
C. Randall Sims
Chief Executive Officer

FLORIDA TRADITIONS BANK
a Florida state bank

By:	/s/ James S. Stalnaker, Jr.
James S. Stalnaker, Jr.
Chief Executive Officer

Appendix A - Page 44

APPENDIX A

EXHIBIT A

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of [—], 2014, by and between the undersigned holder (“Shareholder”) of Common Stock, $5.00 par value per share, of Florida Traditions Bank, a Florida state bank (“Company”), and Home BancShares, Inc., an Arkansas corporation (“HBI”) and Centennial Bank, an Arkansas state bank (“Centennial”) (HBI and Centennial are collectively referred to herein as “Purchaser”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, HBI, Centennial and Company are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Company will merge with and into Centennial, with Centennial as the surviving entity (the “Merger”), and in connection with the Merger, each outstanding share of Company Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder beneficially owns and has sole voting power with respect to the number of shares of Company Common Stock as indicated on the signature page of this Agreement under the heading “Total Number of Shares of Company Common Stock Subject to this Agreement” (such shares, together with any additional shares of Company Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”);

WHEREAS, as of this date, Shareholder has pledged             of the Shares to secure a credit facility;

WHEREAS, Shareholder has             options of Company Common Stock (the “Options”), which were granted under that certain Stock Option Plan the “Plan”); and

WHEREAS, it is a material inducement to the willingness of Purchaser to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Purchaser entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Purchaser in connection therewith, Shareholder and Purchaser agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Company, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Purchaser, Shareholder shall:

(a)	appear at each such meeting in person or by proxy; and

(b)

vote (or cause to be voted), in person or by proxy, all the Shares that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the sole right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of Company and adopted in accordance with the terms thereof); (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent

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APPENDIX A

with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

Section 2. Options. While this Agreement is in effect and prior to the Effective Time, Shareholder agrees not to exercise the Options except in cases of death, disability or termination of the Shareholder. In the event of death, disability or termination of the Shareholder, then Shareholder may exercise the Options in accordance with the Plan so long as the Options are exercised prior to the Effective Time.

Section 3. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as Purchaser may otherwise permit in its sole discretion, and further provided that notwithstanding anything to the contrary in this Agreement, Shares that are pledged to secure a credit facility as of the date of this Agreement may continue to be pledged to secure a credit facility. Any transfer or other disposition in violation of the terms of this Section 3 shall be null and void.

Section 4. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Purchaser as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Purchaser, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)	The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)

Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and other than as set forth in the recitals, the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or

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APPENDIX A

restriction with respect to the voting of the Shares, except as contemplated by this Agreement. [Notwithstanding the foregoing, shares held by Ken Lehman are subject to a voting agreement with the Company.]

Section 5. No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Shareholder, in his, her or its capacity as a shareholder of Company, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its Affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its representatives or Affiliates to), (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Purchaser) any information or data with respect to Company or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to an Acquisition Proposal.

Section 6. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder does hereby appoint Purchaser with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Company, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Company taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 8 hereof, and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. This irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 7. Specific Performance; Remedies; Attorneys’ Fees. Shareholder acknowledges that it is a condition to the willingness of Purchaser to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Purchaser if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Purchaser will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Purchaser has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Purchaser’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, Purchaser shall have the right to inform any third party that Purchaser reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Purchaser hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with Purchaser set forth in this Agreement may give rise to claims by Purchaser against such third party. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other party, in addition to any other relief to which such prevailing party may be entitled.

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APPENDIX A

Section 8. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written agreement of the parties hereto, and shall be automatically terminated upon termination of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 9. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 10. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 11. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Company and it shall not apply in any manner to Shareholder in his or her capacity as a director, officer or employee of Company. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer of Company, if applicable.

Section 12. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal, substantive laws of the State of Arkansas, without regard for the law or principles of conflict of laws.

Section 13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

Section 14. Waiver of Appraisal Rights; Further Assurances. Provided that the Merger is consummated in compliance with the terms of the Merger Agreement, that the consideration offered pursuant to the Merger is not less than that specified in the Merger Agreement executed on or about the date hereof, and that this Agreement has not been terminated in accordance with its terms, to the extent permitted by applicable law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his or her Shares in connection with the Merger, in each case, that Shareholder may have under applicable law. From time to time prior to the termination of this Agreement, at Purchaser’s request and without further consideration,

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APPENDIX A

Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against HBI, Centennial, Company, or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

Section 15. Disclosure. Shareholder hereby authorizes Company and Purchaser to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement-Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

Section 16. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Section 17. Superior Proposal. Notwithstanding any of the provisions of this Agreement, the obligations of the Shareholder under this Agreement shall not be applicable in connection with an Acquisition Transaction that is a Superior Proposal, provided that the Company has complied with the terms and conditions of Section 6.8 of the Merger Agreement.

[Signature Page Follows.]

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APPENDIX A

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SHAREHOLDER:

(NOTE: If Other than an Individual Shareholder, Print or Type Name of Individual Signing the Voting Agreement and Representative Capacity)
Total Number of Shares of Company Common Stock Subject to this Agreement:

HOME BANCSHARES, INC. an Arkansas corporation

By:
C. Randall Sims
Chief Executive Officer

CENTENNIAL BANK an Arkansas state bank

By:
C. Randall Sims
Chief Executive Officer

FLORIDA TRADITIONS BANK a Florida state bank

By:
James S. Stalnaker, Jr.
Chief Executive Officer

Appendix A - Page 50

APPENDIX A

EXHIBIT B-1

FORM OF AGREEMENT NOT TO COMPETE

CONFIDENTIALITY AND NONCOMPETITION AGREEMENT

This Confidentiality and Noncompetition Agreement (“Agreement”) is entered into this             day of             , 2014, by and between             (“Employee”) and Centennial Bank (“Centennial”).

WHEREAS, Centennial is an at-will employer operating as an Arkansas state bank;

WHEREAS, Centennial maintains a highly skilled management team by providing an attractive employee-benefit package and on-going technical and management training;

WHEREAS, each management team member occupies a fiduciary position and utilizes Centennial’s trade secrets and other confidential business information;

WHEREAS, Florida Traditions Bank, Centennial and Home BancShares, Inc. entered into that certain Agreement and Plan of Merger dated as of even date herewith (the “Merger Agreement”), whereby Florida Traditions Bank will merge with and into Centennial (the “Merger”);

WHEREAS, Employee was employed by Florida Traditions Bank prior to the Merger, and Centennial has offered continued employment to Employee;

WHEREAS, it is of material benefit to Centennial to reasonably restrict the availability of Employee’s skills and talents in a competitive market place and to maintain the confidentiality of certain confidential information;

NOW THEREFORE, for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, Employee and Centennial agree:

1. Term of Agreement. This Agreement shall commence on the Closing Date of the Merger Agreement and shall expire on the         -year anniversary of the Closing Date, unless sooner terminated pursuant to the provisions of Paragraph 5(b) (the “Agreement Term”).

2. Compensation for Services. During the Agreement Term unless terminated earlier pursuant to Paragraph 5(b), Centennial shall pay to Employee a salary of $        per year.

3. At-Will Employment. Employee is an at-will employee. Nothing herein shall be deemed to grant Employee employment for a specified term.

4. Confidentiality. Employee acknowledges that during his employment with Florida Traditions Bank and Centennial, he has and will be provided with confidential information and trade secrets which are vital to the continued growth, profitability and success of Centennial. Employee acknowledges that such information is the property of Centennial and has economic value to Centennial by not being known by competitors or the public in general. Employee hereby covenants to keep and maintain the information confidential, both during the Employee’s employment and following any termination thereof.

5. Noncompetition.

(a) If Employee is terminated, whether voluntary or involuntary, during the Agreement Term, then he will not do the following, directly or indirectly (collectively, the “Restricted Activities”):

(i) Engage in the banking business within the following Florida counties: Hillsborough, Hernando, Lake, Orange, Osceola, Pasco and Polk (the “Restricted Area”);

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APPENDIX A

(ii) Within or outside the Restricted Area, contact customers or employees of Florida Traditions Bank or Centennial for solicitation of business or recruitment; or

(iii) Within or outside the Restricted Area, reveal to any business competitive with Centennial trade secrets, client lists, or other confidential information which belongs to Centennial including without limitation that information which previously belonged to Florida Traditions Bank.

(b) Notwithstanding Paragraph 5(a), if Centennial terminates Employee without cause during the Agreement Term, then Centennial at its option may either: (i) continue to pay Employee’s salary in accordance with Paragraph 2 for the remainder of the Agreement Term in which case Employee must continue to adhere to the terms of this Agreement including, but not limited to, Paragraph 5(a); or (ii) cease Employee’s salary in which case Employee may engage in the Restricted Activities described in Paragraph 5(a)(i).

“Directly or indirectly” as used in this paragraph shall include, but not be limited to, engaging in the prohibited activity as an owner, partner, director, officer, agent, consultant or an employee of any person, firm, corporation, or any other legal entity engaged in such business.

6. Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of any of the other provisions and applications of this Agreement shall not, in any way, be affected or impaired.

7. Entire Agreement; No Oral Modification. This Agreement sets forth the entire understanding between the parties with respect to the employment of Employee and the subject matter hereof and may not be modified, changed or amended, except by a writing signed by both parties.

8. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the officers, directors, partners, shareholders, other affiliated or related persons, entities or representatives and successors and assigns of the parties.

9. Construction. This Agreement and all provisions contained herein have been jointly reviewed, negotiated and agreed to by the parties and are to be construed accordingly. All captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof.

10. Applicable Law. This Agreement shall be governed by, construed, and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Florida without giving effect to the State’s principles regarding conflict of laws.

11. Counterparts and Facsimile Execution. This Agreement may be executed in two or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. To facilitate the execution of this Agreement, this Agreement may be executed by facsimile signature which shall have the same effect as an original signature.

12. Capitalized Terms. All capitalized terms used herein but not otherwise defined shall have the meaning as set out in the Merger Agreement.

13. Prevailing Party. If any legal action or other proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other party, in addition to any other relief to which such prevailing party may be entitled.

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Appendix A - Page 52

APPENDIX A

IN WITNESS WHEREOF, Employee and Centennial have executed this Agreement as of the date first above written.

EMPLOYEE:	CENTENNIAL BANK:

By:

Name:

Title:

Appendix A - Page 53

APPENDIX A

EXHIBIT B-2

LIST OF PERSONS EXECUTING AGREEMENTS NOT TO COMPETE

James S. Stalnaker

Earl H. Young

Appendix A - Page 54

APPENDIX B

April 28, 2014

Board of Directors

Home BancShares, Inc.

719 Harkrider, Suite 100

P.O. Box 966

Conway, AR 72032

Members of the Board:

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to Home BancShares, Inc. (the “Company”) of the consideration to be paid by the Company in connection with the proposed merger (the “Merger”) of Florida Traditions Bank (the “Target”) with and into a subsidiary of the Company pursuant and subject to the Agreement and Plan of Merger between the Company and the Target, dated as of April 25th, 2014 (the “Agreement”). For the purposes of our Opinion we have assumed, with your consent, the consideration to be paid by the Company in exchange for all the outstanding common stock of the Target to have an aggregate value of $43 million (the “Merger Consideration”).

In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things, reviewed:

1. the financial terms and conditions of the Merger as set forth in a draft of the Agreement, including an analysis of the Merger Consideration to be paid;

2. the Target’s audited financial statements for the years ended December 31, 2012 and December 31, 2013;

3. the Target’s reports and schedules filed with its regulators for the years ended December 31, 2011, December 31, 2012, and December 31, 2013;

4. other financial and operating information provided by the Target;

5. discussed with members of the senior management of the Company and Target certain information regarding the historical and current financial and operating performance of the Target as provided by the Company and certain internal financial forecasts regarding the future financial results and condition of the Target (the “Projections”) prepared and provided to us by the Company’s senior management, which were approved for our use in connection with the preparation of this Opinion by the Company;

6. comparative financial and operating data on the banking industry, the Target, and certain institutions which we deemed to be comparable to the Target;

7. certain publicly available information regarding actual and proposed business combinations involving companies deemed comparable to the Target, including valuations for such companies; and

8. such other analyses and information relating to the Target and the Merger as we deemed relevant for the purpose of the Opinion.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by or on behalf of the Company, the Target or any other party, as well

Appendix B - Page 1

APPENDIX B

as publicly available information, and we have not undertaken any duty or responsibility to verify independently any of such information and have not so verified, any of such information. In addition, we have not received or reviewed any individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Target or any of its respective subsidiaries and we have not been furnished with any such evaluations or appraisals. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections, we have been advised by the Company and we have assumed that the Projections have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of the Target. We have been authorized by the Company to rely upon such forecasts and other information and data, including without limitation the Projections, and we express no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review. We have assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses, that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any terms or conditions thereof and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Merger, no delays, limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company, Target or the contemplated benefits of the Merger.

Our Opinion is based upon market, economic, financial and other circumstances and conditions existing and known to us as of the date hereof. Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion. We express no opinion as to the underlying business decision of the Board of Directors of the Company to effectuate the Merger, the structure or legal, tax, accounting or regulatory aspects or consequences of the Merger or the availability or advisability of any alternatives to the Merger. We did not structure the Merger, negotiate the terms of the Merger or determine the Merger Consideration. We have relied upon, without independent verification, the assessment by the respective managements of the Company and the Target and their legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to the value of Company’s common stock or the Target’s common stock following the announcement of the proposed Merger, the value of the Company’s common stock following the consummation of the Merger, or the prices at which shares of Company’s common stock or Target’s common stock may be purchased or sold at any time, which in each case, may vary depending on numerous factors, including factors outside of the control of the Company and the Target.

Our Opinion is limited to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid in the Merger pursuant to the Agreement and does not address any other term, aspect or implication of the Agreement, the Merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Merger Consideration, any change of control, or otherwise.

In arriving at our Opinion expressed herein, we have taken into account such analyses and information and considerations as we have deemed relevant, including, among other things, a review of (i) historical and projected assets, loans, deposits, revenues, net income and capitalization of the Target and certain other publicly held companies, with publicly traded equity securities, that we believe relevant; (ii) the current and projected financial position and results of operations of the Target; (iii) financial and operating information concerning

Appendix B - Page 2

APPENDIX B

selected business combinations which we deemed comparable in whole or in part; and (iv) the general condition of the securities markets. The delivery of this Opinion was approved by our internal opinion committee in conformity with its policies and procedures.

In arriving at this Opinion, Wunderlich Securities, Inc. (“Wunderlich Securities”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Wunderlich Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this Opinion.

Wunderlich Securities is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Wunderlich Securities will receive a fee upon the delivery of this Opinion. In addition, the Company has agreed to indemnify us and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of our engagement.

Wunderlich Securities and its affiliates have in the past provided investment banking and other financial services to the Company, and may in the future provide investment banking and other financial services to the Company, the Target and certain of their respective affiliates for which we and our affiliates would expect to receive compensation. In the ordinary course of our business, Wunderlich Securities may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors (in its capacity as such) in evaluating the Merger and may not be used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Merger that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement, and does not constitute a recommendation to the Board of Directors or any holder of the Company’s common shares regarding how to act or vote or make any election with respect to any matter relating to the Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Wunderlich Securities to any party.

Based upon and subject to the foregoing, it is our opinion that, as of April 25, 2014, the Merger Consideration to be paid by the Company pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

WUNDERLICH SECURITIES, INC.

Appendix B - Page 3

APPENDIX C

April 25, 2014

Board of Directors

Florida Traditions Bank

14033 Eighth St. Dade City, FL 33525

Members of the Board:

We understand that Florida Traditions Bank (“the Company”), and Home BancShares, Inc. (“HBI”) and its wholly owned subsidiary Centennial Bank (“Centennial”) have entered into an Agreement and Plan of Merger dated April 25, 2014 ( the “Agreement”), pursuant to which the Company will be acquired by HBI and merge with and into Centennial (the “Merger”). Pursuant to the terms of the Agreement, each of the outstanding shares of the Company’s common stock shall be converted in the right to receive HBI common stock in an amount equal to $42,961,382 (subject to certain adjustments) divided by the total number of outstanding shares of the Company’s common stock (the “Merger Consideration”). You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the shareholders of the Company. The other terms and conditions of the Merger are fully set forth in the Agreement.

Monroe Financial Partners, Inc. (“MFP”) is a Financial Industry Regulatory Authority (FINRA) member investment banking firm, which specializes in the securities of financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of financial institutions and transactions relating to their securities. We regularly publish our research on independent, community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Florida and the major commercial banks operating in that market. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of the Company and will receive a fee for our services, a portion of which is payable upon execution of the Agreement and a portion of which is contingent upon successful completion of the Merger. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and has agreed to indemnify us for certain liabilities arising out of our engagement.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of the Company and HBI. We have reviewed: (i) the Agreement; (ii) audited financial information of the Company and HBI for the years ending December 31, 2009 through 2013; (iii) unaudited financial information of the Company and HBI for the three months ended March 31, 2014; and (iv) certain financial statements and other historical financial information of the Company and HBI that we deemed relevant in determining the parties financial capacity to undertake the Merger. We have also: (a) held discussions with members of the managements of the Company and HBI regarding historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and any trading activity for the common stocks of both the Company and HBI, (c) compared the results of operations of the Company and HBI with those of certain banking companies which we deemed to be comparable and relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (e) considered the current market environment generally and the commercial banking environment in particular; and (f) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and HBI or

Appendix C - Page 1

APPENDIX C

their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the senior management of each of the Company and HBI that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company and HBI or any of its subsidiaries, or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company and HBI nor have we reviewed any individual credit files relating to the Company and HBI.

With respect to the financial projections for the Company and HBI used by MFP in its analyses, the senior management of the Company and HBI confirmed to us that those projections reflected the best currently available estimates and judgments of the future financial performances of the Company and HBI. We assumed that the financial performances reflected in all projections and estimates used by us in our analyses would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of the Company and HBI since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement are not waived. Finally, with your consent, we have relied upon the advice the Company received from its legal, accounting and tax advisors as to all legal, accounting, regulatory and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

Our opinion is directed to the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or any transaction related thereto. Our opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Merger by the Company’s shareholders and does not address the underlying business decision of the Company to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies or transaction that might exist for the Company or the effect of any other transaction in which the Company might engage. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger or in any other related transaction by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without MFP’s prior written consent. This opinion has been approved by MFP’s fairness opinion committee.

Appendix C - Page 2

APPENDIX C

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received in the Merger is fair, from a financial point of view, to the common shareholders of Florida Traditions Bank.

Sincerely,

MONROE FINANCIAL PARTNERS, INC.

Appendix C - Page 3

APPENDIX D

FLORIDA TRADITIONS BANK

Condensed Balance Sheet

At March 31, 2014 (Unaudited)

($ in thousands, except per share amounts)

Assets
Cash and due from banks	$4,636
Interest-bearing deposits	24,962

Total cash and cash equivalents	29,598
Securities available for sale	13,277
Loans, net of allowance for loan losses of $4,835	243,950
Premises and equipment, net	15,939
Federal Home Loan Bank stock, at cost	311
Accrued interest receivable	954
Deferred tax asset	1,210
Bank-owned life insurance	6,489
Other assets	277

Total assets	$312,005

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	48,996
Savings, NOW and money-market deposits	153,079
Time deposits	75,640

Total deposits	277,715
Other borrowings	3,666
Accrued interest payable and other liabilities	1,253

Total liabilities	282,634

Stockholders’ equity:
Common stock:
$5 par value; 10,000,000 shares authorized, 2,559,771 shares issued and outstanding	12,799
Additional paid-in capital, common	13,022
Retained earnings	3,559
Accumulated other comprehensive loss	(9)

Total stockholders’ equity	29,371

Total liabilities and stockholders’ equity	$312,005

Appendix D - Page 1

APPENDIX D

FLORIDA TRADITIONS BANK

Condensed Statement of Earnings

Three Months Ended March 31, 2014 (Unaudited)

(In thousands)

Interest income:
Loans	$3,364
Securities	43
Other	10

Total interest income	3,417

Interest expense:
Deposits	498
Other borrowings	8

Total interest expense	506

Net interest income	2,911
Provision for loan losses	—

Net interest income after provision for loan losses	2,911

Noninterest income:
Service charges and fees	81
Gain on sale of loans	803
Income from bank-owned life insurance	53
Other	225

Total noninterest income	1,162

Noninterest expenses:
Salaries and employee benefits	1,439
Occupancy and equipment	371
Professional fees	205
Data processing	137
Advertising	87
Foreclosed real estate	3
Other	318

Total noninterest expenses	2,560

Earnings before income taxes	1,513
Income taxes	555

Net earnings	$958

Appendix D - Page 2

APPENDIX E

Audited Financial Statements

At December 31, 2013 and 2012 and For the Years Then Ended

(Together with Independent Auditors’ Report)

Appendix E - Page 1

APPENDIX E

Independent Auditors’ Report

The Board of Directors and Shareholders

Florida Traditions Bank

Dade City, Florida:

We have audited the accompanying financial statements of Florida Traditions Bank (the “Bank”), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of earnings, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2013 and 2012, and the results of their operations, comprehensive income and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

February 20, 2014

Appendix E - Page 2

APPENDIX E

FLORIDA TRADITIONS BANK

Balance Sheets

($ in thousands, except per share amounts)

	At December 31,
	2013	2012
Assets
Cash and due from banks	$8,278	4,714
Interest-bearing deposits	8,874	37,305

Total cash and cash equivalents	17,152	42,019
Securities available for sale	13,854	13,641
Loans, net of allowance for loan losses of $4,840 and $4,264	239,636	197,163
Foreclosed real estate	—	607
Premises and equipment, net	16,069	14,070
Federal Home Loan Bank stock, at cost	377	362
Accrued interest receivable	809	804
Deferred tax asset	1,224	1,236
Bank-owned life insurance	6,442	6,239
Other assets	185	182

Total assets	$295,748	276,323

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	39,467	38,097
Savings, NOW and money-market deposits	141,564	109,284
Time deposits	81,259	88,989

Total deposits	262,290	236,370
Other borrowings	3,678	3,569
Accrued interest payable and other liabilities	1,396	1,697

Total liabilities	267,364	241,636

Commitments and contingencies (Notes 5, 10 and 18)
Stockholders’ equity:
Preferred stock:
Nondesignated, $1 par value, 991,200 shares authorized, none issued or outstanding	—	—
Designated Series A, $1 par value, $1,000 liquidation value no shares and 8,800 shares authorized and outstanding	—	9
Additional paid-in capital, preferred	—	8,791
Common stock:
$5 par value; 10,000,000 shares authorized, 2,559,771 and 2,555,771 shares issued and outstanding	12,799	12,779
Additional paid-in capital, common	13,019	12,970
Retained earnings	2,601	35
Accumulated other comprehensive (loss) income	(35)	103

Total stockholders’ equity	28,384	34,687

Total liabilities and stockholders’ equity	$295,748	276,323

See Accompanying Notes to Financial Statements.

Appendix E - Page 3

APPENDIX E

FLORIDA TRADITIONS BANK

Statements of Earnings

(In thousands)

	Year Ended December 31,
	2013	2012
Interest income:
Loans	$12,266	11,223
Securities	177	294
Other	76	69

Total interest income	12,519	11,586

Interest expense:
Deposits	2,055	2,113
Other borrowings	36	30

Total interest expense	2,091	2,143

Net interest income	10,428	9,443
Provision for loan losses	595	1,200

Net interest income after provision for loan losses	9,833	8,243

Noninterest income:
Service charges and fees	307	270
Gain on sale of securities available for sale	—	97
Gain on sale of foreclosed real estate	27	—
Gain on sale of loans	2,213	1,354
Income from bank-owned life insurance	203	216
Other	806	586

Total noninterest income	3,556	2,523

Noninterest expenses:
Salaries and employee benefits	5,100	4,689
Occupancy and equipment	1,478	1,342
Professional fees	609	331
Data processing	518	440
Advertising	195	198
Foreclosed real estate	211	139
Other	1,123	1,051

Total noninterest expenses	9,234	8,190

Earnings before income taxes	4,155	2,576
Income taxes	(1,500)	(917)

Net earnings	2,655	1,659
Dividend requirements on preferred stock	(89)	(166)

Net earnings available to common stockholders	$2,566	1,493

See Accompanying Notes to Financial Statements.

Appendix E - Page 4

APPENDIX E

FLORIDA TRADITIONS BANK

Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,
	2013	2012
Net earnings	$2,655	1,659

Other comprehensive (loss) income:
Change in unrealized (loss) gain on investments:
Unrealized (loss) gain arising during the year	(209)	198
Reclassification adjustment for realized gains	—	(97)

Net change in unrealized (loss) gain	(209)	101
Deferred income taxes on above change	71	(34)

Total other comprehensive (loss) income	(138)	67

Comprehensive income	$2,517	1,726

See Accompanying Notes to Financial Statements.

Appendix E - Page 5

APPENDIX E

FLORIDA TRADITIONS BANK

Statements of Stockholders’ Equity

Years Ended December 31, 2013 and 2012

($ in thousands)

							Retained Earnings (Accumulated Deficit)	Accumulated Other Compre- hensive Income (Loss)	Total Stockholders’ Equity
	Series A Preferred Stock			Common Stock
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital
Balance at December 31, 2011	8,800	$9	8,791	2,555,771	$12,779	12,929	(1,458)	36	33,086
Net earnings	—	—	—	—	—	—	1,659	—	1,659
Net change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	—	67	67
Share-based compensation expense	—	—	—	—	—	41	—	—	41
Cash dividends paid on preferred stock	—	—	—	—	—	—	(166)	—	(166)

Balance at December 31, 2012	8,800	9	8,791	2,555,771	12,779	12,970	35	103	34,687
Net earnings	—	—	—	—	—	—	2,655	—	2,655
Net change in unrealized gain on securities available for sale, net of tax	—	—	—	—	—	—	—	(138)	(138)
Stock options exercised	—	—	—	4,000	20	20	—	—	40
Share-based compensation expense	—	—	—	—	—	29	—	—	29
Redemption of Series A preferred stock	(8,800)	(9)	(8,791)	—	—	—	—	—	(8,800)
Cash dividends paid on preferred stock	—	—	—	—	—	—	(89)	—	(89)

Balance at December 31, 2013	—	$—	—	2,559,771	$12,799	13,019	2,601	(35)	28,384

See Accompanying Notes to Financial Statements.

Appendix E - Page 6

APPENDIX E

FLORIDA TRADITIONS BANK

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2013	2012
Cash flows from operating activities:
Net earnings	$2,655	1,659
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	678	640
Provision for loan losses	595	1,200
Net amortization of premiums and discounts	114	205
Net amortization of deferred fees and cost	(47)	(155)
Share-based compensation expense	29	41
Income from bank-owned life insurance	(203)	(216)
Deferred income (benefit) taxes	83	(137)
Gain on sale of securities available for sale	—	(97)
Gain on sale of loans held for sale	(2,213)	(1,354)
Loans originated for sale	(17,758)	(10,164)
Proceeds from sale of loans held for sale	19,971	11,518
Write-down of foreclosed real estate	180	100
Gain on sale of foreclosed real estate	(27)	—
Net increase in accrued interest receivable	(5)	(136)
Net (increase) decrease in other assets	(3)	323
Net (decrease) increase in accrued interest payable and other liabilities	(301)	1,063

Net cash provided by operating activities	3,748	4,490

Cash flows from investing activities:
Purchase of securities available for sale	(4,257)	(12,749)
Proceeds from sale of securities available for sale	—	10,647
Principal repayments of securities available for sale	3,721	5,755
Loan originations, net of principal repayments	(43,236)	(17,054)
Purchase of premises and equipment	(2,677)	(3,295)
Purchase of Federal Home Loan Bank stock	(15)	(20)
Proceeds from sale of foreclosed real estate	669	—
Purchase of bank-owned life insurance	—	(1,000)

Net cash used in investing activities	(45,795)	(17,716)

Cash flows from financing activities:
Net increase in deposits	25,920	31,486
Increase in other borrowings	109	1,200
Proceeds from stock options exercised	40	—
Redemption of preferred stock	(8,800)	—
Cash dividends paid on preferred stock	(89)	(166)

Net cash provided by financing activities	17,180	32,520

Net (decrease) increase in cash and cash equivalents	(24,867)	19,294
Cash and cash equivalents at beginning of year	42,019	22,725

Cash and cash equivalents at end of year	$17,152	42,019

(continued)

Appendix E - Page 7

APPENDIX E

FLORIDA TRADITIONS BANK

Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2013	2012
Supplemental disclosure of cash flow information-
Cash paid during the year for:
Interest	$2,100	2,155

Income taxes	$1,579	715

Noncash transactions:
Transfer from loans to foreclosed real estate	$215	—

Accumulated other comprehensive income, unrealized (loss)gain on securities available for sale, net of tax	$(138)	67

See Accompanying Notes to Financial Statements.

Appendix E - Page 8

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements

At December 31, 2013 and 2012 and for the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. Florida Traditions Bank (the “Bank”) is a state (Florida)-chartered commercial bank. The Bank offers a variety of banking and financial services to individual and corporate customers through its eight banking offices located in Hernando, Hillsborough, Polk, Pasco and Osceola Counties, Florida. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation.

The following is a description of the significant accounting policies and practices followed by the Bank, which conform to accounting principles, generally accepted in the United States of America (“GAAP”) and prevailing practices within the banking industry.

Subsequent Events. Management has evaluated events occurring subsequent to the balance sheet date through February 20, 2014 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

Use of Estimates. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the deferred tax asset valuation allowance.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits, all of which have original maturities of ninety days or less.

At December 31, 2013 and 2012, the Bank was required by law or regulation to maintain cash reserves of $1,904,000 and $1,564,000, respectively with the Federal Reserve Bank, in accounts with other banks or in the vault.

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

Securities. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

(continued)

Appendix E - Page 9

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Loans Held for Sale. Loans held for sale include SBA loans originated which are intended for sale in the secondary market. Loans held for sale are carried at the lower of book value or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. At December 31, 2013 and 2012, there were no loans held for sale.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment and loan origination fees are capitalized and certain direct origination costs are deferred. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on all portfolio classes of loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. There were no changes to the Bank’s accounting policies or methodology during the year ended December 31, 2013.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Allowance for Loan Losses. The allowance consists of specific and general components. The specific component relates to loans that are impaired. For such loans, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

The historical loss component of the allowance is determined by losses recognized by portfolio segment over the preceding four years. This is supplemented by the risks for each portfolio segment. Risk factors impacting loans in each of the portfolio segments include changes in property values, changes in consumer and

(continued)

Appendix E - Page 10

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

business spending and changes in credit availability. The historical experience is adjusted for qualitative factors such as levels of and trends in delinquencies and impaired loans, levels of and trends in charge-offs and recoveries, trends in volume and terms of loans, effects of any changes in risk selection and underwriting standards, and other change changes in lending policies, procedures and practices, experience, ability and depth of lending management and other relevant staff, industry conditions, effects of chances in credit concentrations and national and local economic trends and conditions that could affect management’s estimate of probable losses.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for construction, commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual residential real estate and consumer loans for impairment disclosures.

Foreclosed Real Estate. Real estate acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the fair value less cost to sell at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in foreclosed real estate expenses.

Premises and Equipment. Land is stated at cost. Buildings, leasehold improvements, land improvements, furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of each type of asset, or the lease term if shorter.

Comprehensive Income. GAAP requires that recognized revenue, expenses, gains and losses be included in earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net earnings, are components of comprehensive income.

Transfer of Financial Assets. Transfers of financial assets or a participating interest in an entire financial asset are accounted for as sales, when control over the assets has been surrendered. Control over transferred

(continued)

Appendix E - Page 11

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. A participating interest is a portion of an entire financial asset that (1) conveys proportionate ownership rights with equal priority to each participating interest holder (2) involves no recourse (other than standard representations and warranties) to, or subordination by, any participating interest holder, and (3) does not entitle any participating interest holder to receive cash before any other participating interest holder.

Income Taxes. The Bank accounts for income taxes in accordance with current income tax accounting guidance required by GAAP, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

There are two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Bank determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Income Taxes. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. As of December 31, 2013, management is not aware of any uncertain tax positions that would have a material effect on the Bank’s financial statements. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Bank recognizes interest and penalties on income taxes as a component of income tax expense.

Fair Value Measurements. GAAP defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy which

(continued)

Appendix E - Page 12

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

Fair Value Measurements. The following describes valuation methodologies used for assets measured at fair value:

Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain mortgage-backed securities and collateralized mortgage obligations.

Impaired Loans. The Bank’s impaired loans are normally collateral dependent and, as such, are carried at the lower of the Bank’s net recorded investment in the loan or the fair market value of the collateral less estimated selling costs. Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s management related to values of properties in the Bank’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Foreclosed Real Estate. Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Bank’s management related to values of properties in the Bank’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair values estimates for foreclosed real estate are classified as Level 3.

Off-Balance Sheet Instruments. In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of unfunded loans and unused lines of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

(continued)

Appendix E - Page 13

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Value of Financial Instruments. The following methods and assumptions were used by the Bank in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amount of cash and cash equivalents approximates fair value.

Securities Available for Sale. The fair value of securities available for sale are based on Fair Value Measurements disclosed above.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for collateral-dependent impaired loans are based on Fair Value Measurements disclosed above.

Federal Home Loan Bank Stock. The stock is not publicly traded and the estimated fair value is based on its redemption value.

Accrued Interest Receivable. The carrying amount of accrued interest receivable approximates fair value.

Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Other Borrowings. The carrying amount of other borrowings approximates fair value.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Advertising. The Bank expenses all media advertising as incurred.

Share-Based Compensation. The Bank expenses the fair value of any stock options granted. The Bank recognizes stock-based compensation in salaries and employee benefits for officers and employees and in other expense for directors in the statements of earnings. The expense is recognized over the vesting period.

Recent Pronouncements. In January 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of the new balance sheet offsetting disclosures in ASU 2011-11 to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. The adoption of this guidance had no effect on the Bank’s financial statements.

(continued)

Appendix E - Page 14

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

In February 2013, the FASB Issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires entities to present information about reclassification adjustments from accumulated other comprehensive income in their annual financial statements in a single note or on the face of the financial statements. This guidance is effective prospectively January 1, 2014. Upon adoption, this guidance is not expected to impact the Bank’s financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which among other things, require an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as denoted within the ASU. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Upon adoption, this guidance is not expected to impact the Bank’s financial statements.

Recent Regulatory Developments

Basel III Rules. On July 2, 2013, the Federal Reserve Board (“FRB”) approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. Under the final rules, minimum requirements will increase for both the quantity and quality of capital held by the Bank. The rules include a new common equity Tier 1 capital to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The final rules also raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and require a minimum leverage ratio of 4.0%. The final rules also implement strict eligibility criteria for regulatory capital instruments. On July 9, 2013, the FDIC also approved, as an interim final rule, the regulatory capital requirements for U.S. banks, following the actions of the FRB. The FDIC’s rule is identical in substance to the final rules issued by the FRB.

The phase-in period for the final rules will begin for the Bank on January 1, 2015, with full compliance with all of the final rule’s requirements phased in over a multi-year schedule. The Bank is currently evaluating the provisions of the final rules and their expected impact on the Bank.

Reclassification. Certain amounts in the 2012 financial statements have been reclassified to conform to the 2013 presentation.

(continued)

Appendix E - Page 15

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(2) Securities Available for Sale

Securities available for sale have been classified according to management’s intention. The carrying amount of securities and their approximate fair values are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2013:
Mortgage-backed securities	$9,102	24	(68)	9,058
Collateralized mortgage obligations	4,805	5	(14)	4,796

	$13,907	29	(82)	13,854

At December 31, 2012:
Mortgage-backed securities	9,901	151	(3)	10,049
Collateralized mortgage obligations	3,584	10	(2)	3,592

	$13,485	161	(5)	13,641

During the year ended December 31, 2013, there were no sales of securities available for sale.

The following summarizes sales of securities available for sale during the year ended December 31, 2012 (in thousands):

Proceeds from sales of securities	$10,647

Gross gains from sale of securities	$97

At December 31, 2013 and 2012, securities with a carrying value of approximately $10.6 million and $9.9 million, respectively, were pledged for other borrowings, and to the State of Florida to secure public deposits.

Securities with gross unrealized losses at December 31, 2013, aggregated by length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

	Less Than Twelve Months		Greater Than Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$(24)	4,944	(44)	857
Collateralized mortgage obligations	(14)	3,005	—	—

	$(38)	7,949	(44)	857

The unrealized losses on twelve investment securities were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in market conditions and not credit quality, and because the Bank has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

Appendix E - Page 16

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

	December 31,
	2013	2012
Residential real estate	$5,723	8,397
Commercial real estate(1)	172,131	145,772
Commercial	55,110	35,612
Construction	9,548	9,758
Consumer and other loans	2,010	2,111

Total loans	244,522	201,650
Less:
Net deferred loan fees	(46)	(227)
Unearned discount	—	4
Allowance for loan losses	(4,840)	(4,264)

Loans, net	$239,636	197,163

(1)	Includes $8.1 million and $3.3 million in unguaranteed SBA loans at December 31, 2013 and 2012.

The Bank has divided the loan portfolio into five portfolio segments and classes, each with different risk characteristics and methodologies for assessing risk. The Bank seeks to minimize its credit risk through its underwriting standards. The portfolio segments and classes are the same. The loan portfolio segments identified by the Bank are as follows:

Residential Real Estate. The Bank originates adjustable-rate residential real estate loans for purchase or refinance of a home mortgage. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans are extended after a credit evaluation, including the creditworthiness of the borrower(s), the purpose of the credit, and the secondary source of repayment. These loans are collateralized by owner-occupied properties located within the Bank’s market area. In addition, market conditions could fluctuate negatively and affect the home’s final value.

Commercial Real Estate. Commercial real estate loans typically consist of loans to finance real estate purchases and refinances of commercial property slated for expansion or further improvement. These loans are secured by first liens on office buildings, retail and mixed use properties, industrial warehouses, hotel/motels and restaurants located within our market area. The Bank’s underwriting criteria and analysis includes credit verification, independent appraisals, review of borrowers’ financial condition and their respective cash flows, projected cash flows and the principal guarantors’ overall ability to service the debt repayments. Commercial real estate loans are typically larger in nature than residential loans and depend upon operating results and proper management, which in turn involve a higher degree of credit risk. Prevailing economic conditions also may add a higher degree of risk depending on the business.

Commercial. Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. The cash flows of borrowers, however, may not be as expected and the collateral

(continued)

Appendix E - Page 17

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(3) Loans, Continued

securing these loans may fluctuate in value. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Construction. Construction loans consist of loans to commercial borrowers, builders and developers and individuals to a limited extent. Commercial borrowers involve loans made for true business expansion to existing facilities and property. Loans to builders and developers are for small scale subdivisions and commercial industrial and retail facilities. Construction loans to individuals include loans to build or add-on to existing primary residences that are located within our market area. Additionally, these loans have a higher degree of risk associated with overall budget and project costs, evaluating and monitoring construction progress and overall market saturations which may affect values negatively during an economic downturn.

Consumer and Other Loans. Consumer and other loans are extended for various purposes, including purchases of automobiles, recreational vehicles, and boats. The Bank also offers home improvement loans, lines of credit, personal loans, and deposit account collateralized loans. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower(s), the purpose of the credit, and the secondary source of repayment. Consumer loans are made at fixed and variable interest rates and may be made on terms of up to ten years. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

(continued)

Appendix E - Page 18

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(3) Loans, Continued

An analysis of the change in allowance for loan losses follow (in thousands):

	Residential Real Estate	Commercial Real Estate	Commercial	Construction	Consumer and Other	Unallocated	Total
Year Ended December 31, 2013:
Beginning balance	$101	2,342	596	28	11	1,186	4,264
Provision (credit) for loan losses	(39)	717	(79)	96	(1)	(99)	595
Charge-offs	—	(50)	(11)	—	—	—	(61)
Recoveries	—	—	42	—	—	—	42

Ending balance	$62	3,009	548	124	10	1,087	4,840

Individually evaluated for impairment:
Recorded investment	$—	4,088	85	—	—		4,173

Balance in allowance for loan losses	$—	904	31	—	—		935

Collectively evaluated for impairment:
Recorded investment	$5,723	168,043	55,025	9,548	2,010		240,349

Balance in allowance for loan losses	$62	2,105	517	124	10	1,087	3,905

Year Ended December 31, 2012:
Beginning balance	191	1,813	511	628	13	—	3,156
Provision (credit) for loan losses	(40)	529	127	(600)	(2)	1,186	1,200
Charge-offs	(54)	—	(42)	—	—	—	(96)
Recoveries	4	—	—	—	—	—	4

Ending balance	$101	2,342	596	28	11	1,186	4,264

Individually evaluated for impairment:
Recorded investment	$334	4,826	211	—	7		5,378

Balance in allowance for loan losses	$—	340	57	—	—		397

Collectively evaluated for impairment:
Recorded investment	$8,063	140,946	35,401	9,758	2,104		196,272

Balance in allowance for loan losses	$101	2,002	539	28	11	1,186	3,867

(continued)

Appendix E - Page 19

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(3) Loans, Continued

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Bank analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Bank for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further, commercial loans over $250,000 are typically reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Bank will determine the appropriate loan grade.

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of a deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Bank for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard or even charged-off. The Bank uses the following definitions for risk ratings:

Internally assigned loan grades are defined as follows:

Pass—A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary.

Special Mention—A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Bank’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard—A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful—A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss—A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

(continued)

Appendix E - Page 20

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(3) Loans, Continued

The following summarizes the loan credit quality by internally assigned grade (in thousands):

	Residential Real Estate	Commercial Real Estate	Commercial	Construction	Consumer and Other	Total
At December 31, 2013:
Grade:
Pass	$5,370	167,499	54,860	9,548	2,010	239,287
Special mention	—	1,686	152	—	—	1,838
Substandard	353	2,946	98	—	—	3,397
Doubtful	—	—	—	—	—	—

Total	$5,723	172,131	55,110	9,548	2,010	244,522

At December 31, 2012:
Grade:
Pass	8,063	135,935	35,216	9,758	2,104	191,076
Special mention	334	6,338	209	—	—	6,881
Substandard	—	3,209	169	—	7	3,385
Doubtful	—	290	18	—	—	308

Total	$8,397	145,772	35,612	9,758	2,111	201,650

Age analysis of past-due loans is as follows (in thousands):

	Accruing Loans
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Nonaccrual Loans	Total Loans
At December 31, 2013:
Residential real estate	$353	—	—	353	5,370	—	5,723
Commercial real estate	241	—	—	241	169,972	1,918	172,131
Commercial	—	—	—	—	55,110	—	55,110
Construction	—	—	—	—	9,548	—	9,548
Consumer and other	—	—	—	—	2,010	—	2,010

Total	$594	—	—	594	242,010	1,918	244,522

At December 31, 2012:
Residential real estate	—	—	—	—	8,397	—	8,397
Commercial real estate	393	—	—	393	144,408	971	145,772
Commercial	—	—	—	—	35,504	108	35,612
Construction	—	—	—	—	9,758	—	9,758
Consumer and other	—	—	—	—	2,111	—	2,111

Total	$393	—	—	393	200,178	1,079	201,650

(continued)

Appendix E - Page 21

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(3) Loans, Continued

The following summarizes the amount of impaired loans (in thousands):

	With No Related Allowance Recorded		With an Allowance Recorded			Total
	Recorded Investment	Unpaid Contractual Principal Balance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance
December 31, 2013:
Commercial real estate	$1,247	1,247	2,841	2,841	904	4,088	4,088	904
Commercial	—	—	85	85	31	85	85	31

	$1,247	1,247	2,926	2,926	935	4,173	4,173	935

December 31, 2012:
Residential real estate	334	334	—	—	—	334	334	—
Commercial real estate	4,143	4,278	683	683	340	4,826	4,961	340
Commercial	103	103	108	108	57	211	211	57
Consumer and other	7	7	—	—	—	7	7	—

	$4,587	4,722	791	791	397	5,378	5,513	397

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Average Recorded Investment	Interest Income Recognized	Interest Income Received
Year Ended December 31, 2013:
Commercial real estate	$4,091	113	125
Commercial	139	—	2

	$4,230	113	127

Year Ended December 31, 2012:
Residential real estate	630	1	1
Commercial real estate	3,181	141	141
Commercial	161	6	6
Consumer and other	9	1	1

	$3,981	149	149

(continued)

Appendix E - Page 22

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(3) Loans, Continued

Troubled debt restructurings entered during the year are as follows (dollars in thousands):

	Outstanding Recorded Investment
	Number of Contracts	Pre- Modification	Post- Modification
Year Ended December 31, 2013:
Commercial real estate-
Consolidation, modified interest rateand amortization	1	$61	153

Year Ended December 31, 2012:
Commercial real estate-
Modified interest rate and amortization	3	1,059	1,059
Commercial:
Modified amortization	1	40	40
Modified interest rate and amortization	1	92	92

	5	$1,191	1,191

The allowance for loan losses on all loans that have been restructured and are considered TDR’s is included in the Bank’s specific reserve. The specific reserve is determined on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. TDR’s that have subsequently defaulted are considered collateral-dependent. During the years ended December 31, 2013 and 2012, respectively, there were no loans that were determined to be a troubled debt restructuring that subsequently defaulted during the year in which they were restructured.

The Bank grants the majority of its loans to borrowers throughout Hernando, Polk, Pasco and Osceola Counties, Florida. Although the Bank has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of this area. The Bank does not have any significant concentrations to any one industry or customer. At December 31, 2013 and 2012, the Bank does have loans aggregating $9.5 million and $8.9 million, respectively, for which the primary source of repayment is the sale of the related collateral. The majority of these loans are located in Polk and Pasco Counties.

(4) Foreclosed Real Estate

Expenses applicable to foreclosed real estate include the following (in thousands):

	Year Ended December 31,
	2013	2012
Write-down of foreclosed real estate	$180	100
Operating expenses	31	39

	$211	139

(continued)

Appendix E - Page 23

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(5) Premises and Equipment

A summary of premises and equipment is as follows (in thousands):

	December 31,
	2013	2012
Land	$5,949	4,823
Buildings	7,564	6,520
Construction in process	1,155	1,377
Furniture, fixtures and equipment	3,294	2,759
Leasehold improvements	274	274
Land improvements	924	730

Total, at cost	19,160	16,483
Less accumulated depreciation and amortization	(3,091)	(2,413)

Premises and equipment, net	$16,069	14,070

During 2013, the Bank purchased land in Saint Cloud for approximately $1,100,000 for a future branch site and began construction with plans to open a branch office in this location during 2014. At December 31, 2013, the Bank estimated the cost remaining to complete the construction to be $1,500,000.

The Bank leases certain facilities under operating leases. These leases require monthly lease payments and common area maintenance charges. The leases contain escalation clauses during the term of the leases which are tied to the Consumer Price Index. Rent expense under these operating leases during the years ended December 31, 2013 and 2012 was $95,000 and $116,000, respectively. Future minimum rental commitments under these noncancelable leases at December 31, 2013 are approximately as follows (in thousands):

Year Ending December 31,	Minimum Annual Rental Payment
2014	$53
2015	8

$61

(continued)

Appendix E - Page 24

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(6) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $51,065,000 and $53,783,000 at December 31, 2013 and 2012, respectively.

A schedule of maturities of time deposits at December 31, 2013 follows (in thousands):

Year Ending December 31,	Amount
2014	$45,353
2015	20,062
2016	6,423
2017	4,449
2018	4,972

$81,259

(7) Other Borrowings

The Bank enters into repurchase agreements with customers. These agreements require the Bank to pledge securities as collateral for the balance in the accounts. At December 31, 2013 and 2012, the balance totaled $3,678,000 and $3,569,000, respectively, and the Bank had pledged securities as collateral for these agreements with a carrying value of approximately $5,001,000 and $4,644,000, respectively.

(8) Income Taxes

The components of the income taxes are as follows (in thousands):

	Year Ended December 31,
	2013	2012
Current:
Federal	$1,192	863
State	225	191

Total current	1,417	1,054

Deferred:
Federal	85	(77)
State	(2)	(60)

Total deferred	83	(137)

Total	$1,500	917

(continued)

Appendix E - Page 25

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(8) Income Taxes, Continued

The reasons for the difference between the statutory Federal income tax rate of 34% and the effective tax rates are summarized as follows (dollars in thousands):

	Year Ended December 31,
	2013		2012
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Income taxes at statutory rate	$1,413	34.0%	$876	34.0%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	144	3.5	88	3.4
Share-based compensation	7	0.2	13	0.5
Bank-owned life insurance	(69)	(1.7)	(74)	(2.9)
Other	5	0.1	14	0.6

	$1,500	36.1%	$917	35.6%

Tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

	At December 31,
	2013	2012
Deferred tax assets:
Allowance for loan losses	$1,612	1,395
Organizational and start-up costs	150	166
Share-based compensation	119	116
Foreclosed property expenses	3	77
Deferred compensation	130	71
Unrealized loss on securities available for sale	18	—
Other	88	75

Deferred tax assets	2,120	1,900

Deferred tax liabilities:
Accrual to cash conversion	(103)	(147)
Premises and equipment	(531)	(333)
Deferred loan costs	(262)	(131)
Unrealized gain on securities available for sale	—	(53)

Deferred tax liabilities	(896)	(664)

Net deferred tax asset	$1,224	1,236

The Bank files income tax returns in the U.S. Federal jurisdiction and the State of Florida. The Bank is no longer subject to U.S. Federal or State income tax examinations by taxing authorities for years before 2010.

(continued)

Appendix E - Page 26

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(9) Fair Value Measurements

Available-for-sale securities measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2013:
Mortgage-backed securities	$9,058	—	9,058	—
Collateralized mortgage obligations	4,796	—	4,796	—

Available-for-sale securities	$13,854	—	13,854	—

At December 31, 2012:
Mortgage-backed securities	10,049	—	10,049	—
Collateralized mortgage obligations	3,592	—	3,592	—

Available-for-sale securities	$13,641	—	13,641	—

During the years ended December 31, 2013 and 2012, no securities were transferred in or out of Level 1, Level 2 or Level 3.

Impaired collateral-dependent loans are carried at the lower of cost or fair value. Those impaired collateral-dependent loans which are measured at fair value on a nonrecurring basis are as follows (in thousands):

	At Year End				Total Losses	Recorded During the Year Losses
	Fair Value	Level 1	Level 2	Level 3
At December 31, 2013:
Commercial real estate	$1,937	—	—	1,937	904	565
Commercial	54	—	—	54	31	—

	$1,991	—	—	1,991	935	565

At December 31, 2012:
Commercial real estate	631	—	—	631	475	—
Commercial	50	—	—	50	57	18

	$681	—	—	681	532	18

(continued)

Appendix E - Page 27

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(9) Fair Value Measurements, Continued

Foreclosed real estate is recorded at fair value less estimated selling costs. A foreclosed asset, was written-off and at December 31, 2013 had no carrying value. Foreclosed assets which are measured at fair value on a nonrecurring basis at December 31, 2012 are as follows (in thousands):

						Losses Recorded During the Year
	At Year Ended
	Total	Level 1	Level 2	Level 3	Total Losses
Foreclosed real estate	$607	—	—	607	100	100

(10) Off-Balance Sheet Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include unfunded loans and unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in these financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for unfunded loans, standby letters of credit and unused lines of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Unfunded loans and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a client to a third party to support public and private borrowing arrangements. The letters of credit issued expire in one to five years. The credit risk involved in issued letters of credit is essentially the same as that involved in extending loan facilities to clients. The Bank may hold collateral supporting those commitments, and at December 31, 2013 such collateral amounted to approximately $14,809,000.

Unfunded loans typically result in loans with a market interest rate when funded. A summary of the amounts of the Bank’s financial instruments with off- balance sheet risk at December 31, 2013 follows (in thousands):

Contract Amount

Unfunded loans and unused lines of credit	$37,695

Standby letters of credit	$4,918

(continued)

Appendix E - Page 28

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(11) Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Bank’s financial instruments are as follows (in thousands):

	At December 31,
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$17,152	17,152	42,019	42,019
Security available for sale	13,854	13,854	13,641	13,641
Loans, net	239,636	239,541	197,163	196,005
Federal Home Loan Bank stock	377	377	362	362
Accrued interest receivable	809	809	804	804
Financial liabilities:
Deposits	262,290	263,402	236,370	236,663
Other borrowings	3,678	3,678	3,569	3,569
Off-balance-sheet financial instruments	—	—	—	—

(12) Deferred Compensation

In 2011, the Bank entered into Salary Continuation Agreements (the “Agreements”) with certain officers which requires the Bank to provide salary continuation benefits to them upon retirement or in the event of a change in control of the Bank. The Bank is accruing the present value of the future benefits over the term of the Agreements. The Agreements also have a death benefit. The Bank has purchased life insurance policies on the officers and certain other officers which would fund the death benefit, which although not formally linked, have future cash value which approximates estimated future benefit. The expense relating to these Agreements was $136,000 and $112,000 in 2013 and 2012, respectively.

(13) Profit Sharing Plan

The Bank sponsors a 401(k) profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Bank’s contributions to the profit sharing plan are discretionary and determined annually. The Bank’s expense related to the Plan was approximately $257,000 and $181,000 for the years ended December 31, 2013 and 2012, respectively.

(14) Stock Option Plans

The Bank has two stock option plans one for the directors’ and one for employees’. Under the two plans, the total number of options which may be granted to purchase common stock is 162,000 (amended) for directors and 338,000 (amended) for employees. At December 31, 2013, 4,201 options remain available for grant under the directors’ plan and 30,000 options remain available for grant under the employees’ plan. The employees’ and directors’ options vest over a period of five years and have a life of ten years.

(continued)

Appendix E - Page 29

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(14) Stock Option Plans, Continued

A summary of the activity in the Bank’s stock option plans is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2011	431,299	$10.03
Granted	18,000	10.04

Outstanding at December 31, 2012	449,299	10.03
Granted	15,000	11.33
Forfeited	(5,000)	10.00
Exercised	(4,000)	10.00

Outstanding at December 31, 2013	455,299	$10.08	4.70 years

Exercisable at December 31, 2013	418,499	$10.05	4.38 years

At December 31, 2013, there was approximately $30,000 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a period of four years. The total fair value of shares vesting and recognized as compensation expense was approximately $29,000 and $41,000 for the years ended December 31, 2013 and 2012, respectively, and the associated income tax benefit recognized was approximately $2,900 and $800, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2013	2012
Risk-free interest rate	1.20 - 1.99%	.98 - 1.62%
Dividend yield	—	—
Expected stock volatility	12.52 - 12.57%	10.55 - 13.02%
Expected life in years	6.5	6.5
Per share grant-date fair value of options issuedduring the year	$1.59 - 1.80	1.49 - 1.65

The Bank examined its historical pattern of option exercises in an effort to determine if there was any pattern based on certain employee populations. From this analysis, the Bank could not identify any patterns in the exercise of options. As such, the Bank used the guidance issued by the Securities and Exchange Commission to determine the estimated life of options issued. Expected volatility is based on historical volatility of similar peer banks’ common stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumption is based on the Bank’s history and expectation of dividend payments.

(continued)

Appendix E - Page 30

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(15) Related Party Transactions

In the ordinary course of business, the Bank has granted loans to and accepted deposits from principal officers and directors and their affiliates. At December 31, 2013 and 2012, the aggregate loan balance was approximately $11,829,000 and $8,844,000, respectively. The total deposits on hand from these parties at December 31, 2013 and 2012 were approximately $7,299,000 and $7,754,000, respectively.

(16) Dividend Restrictions

The Bank is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Bank’s net earnings of the current year combined with the Bank’s retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(17) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2013, that the Bank meets all capital adequacy requirements to which it is subject.

(continued)

Appendix E - Page 31

APPENDIX E

FLORIDA TRADITIONS BANK

Notes to Financial Statements, Continued

(17) Regulatory Matters, Continued

As of December 31, 2013, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2013:
Total Capital (to Risk- Weighted Assets)	$30,884	10.51%	$23,516	8.00%	$29,395	10.00%
Tier I Capital (to Risk- Weighted Assets)	27,195	9.25	11,758	4.00	17,637	6.00
Tier I Capital (to Average Assets)	27,195	9.32	11,674	4.00	14,593	5.00
As of December 31, 2012:
Total Capital (to Risk- Weighted Assets)	36,341	15.31	18,995	8.00	23,744	10.00
Tier I Capital (to Risk- Weighted Assets)	33,348	14.04	9,498	4.00	14,247	6.00
Tier I Capital (to Average Assets)	33,348	12.83	10,400	4.00	13,000	5.00

(18) Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Bank’s financial statements.

(19) Participation in the Small Business Lending Fund of the U.S. Treasury Department

On July 12, 2011, the Bank entered into a Securities Purchase Agreement with the Secretary of the Treasury, pursuant to which the Bank issued and sold to the Treasury 8,800 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the “Series A Preferred Stock”), for aggregate proceeds of $8,800,000. The Series A Preferred Stock was entitled to receive non-cumulative dividends payable quarterly on each January 1, April 1, July 1 and October 1, commencing October 1, 2011. On October 7, 2013, the Bank redeemed the shares of Series A Preferred Stock for $8.8 million.

(continued)

Appendix E - Page 32

APPENDIX F

DISSENTERS’ RIGHTS STATUTES

Florida Statutes Annotated § 658.44

658.44. Approval by stockholders; rights of dissenters; preemptive rights

Effective: October 1, 2008

(1) The office shall not issue a certificate of merger to a resulting state bank or trust company unless the plan of merger and merger agreement, as adopted by a majority of the entire board of directors of each constituent bank or trust company, and as approved by each appropriate federal regulatory agency and by the office, has been approved:

(a) By the stockholders of each constituent national bank as provided by, and in accordance with the procedures required by, the laws of the United States applicable thereto, and

(b) After notice as hereinafter provided, by the affirmative vote or written consent of the holders of at least a majority of the shares entitled to vote thereon of each constituent state bank or state trust company, unless any class of shares of any constituent state bank or state trust company is entitled to vote thereon as a class, in which event as to such constituent state bank or state trust company the plan of merger and merger agreement shall be approved by the stockholders upon receiving the affirmative vote or written consent of the holders of a majority of the shares of each class of shares entitled to vote thereon as a class and of the total shares entitled to vote thereon. Such vote of stockholders of a constituent state bank or state trust company shall be at an annual or special meeting of stockholders or by written consent of the stockholders without a meeting as provided in § 607.0704.

Approval by the stockholders of a constituent bank or trust company of a plan of merger and merger agreement shall constitute the adoption by the stockholders of the articles of incorporation of the resulting state bank or state trust company as set forth in the plan of merger and merger agreement.

(2) Written notice of the meeting of, or proposed written consent action by, the stockholders of each constituent state bank or state trust company shall be given to each stockholder of record, whether or not entitled to vote, and whether the meeting is an annual or a special meeting or whether the vote is to be by written consent pursuant to § 607.0704, and the notice shall state that the purpose or one of the purposes of the meeting, or of the proposed action by the stockholders without a meeting, is to consider the proposed plan of merger and merger agreement. Except to the extent provided otherwise with respect to stockholders of a resulting bank or trust company pursuant to subsection (7), the notice shall also state that dissenting stockholders, including stockholders not entitled to vote but dissenting under paragraph (c), will be entitled to payment in cash of the value of only those shares held by the stockholders:

(a) Which at a meeting of the stockholders are voted against the approval of the plan of merger and merger agreement;

(b) As to which, if the proposed action is to be by written consent of stockholders pursuant to § 607.0704, such written consent is not given by the holder thereof; or

(c) With respect to which the holder thereof has given written notice to the constituent state bank or trust company, at or prior to the meeting of the stockholders or on or prior to the date specified for action by the stockholders without a meeting pursuant to § 607.0704 in the notice of such proposed action, that the stockholder dissents from the plan of merger and merger agreement, and which shares are not voted for approval of the plan or written consent given pursuant to paragraph (a) or paragraph (b).

Appendix F - Page 1

APPENDIX F

Hereinafter in this section, the term “dissenting shares” means and includes only those shares, which may be all or less than all the shares of any class owned by a stockholder, described in paragraphs (a), (b), and (c).

(3) On or promptly after the effective date of the merger, the resulting state bank or trust company, or a bank holding company which, as set out in the plan of merger or merger agreement, is offering shares rights, obligations, or other securities or property in exchange for shares of the constituent banks or trust companies, may fix an amount which it considers to be not more than the fair market value of the shares of a constituent bank or trust company and which it will pay to the holders of dissenting shares of that constituent bank or trust company and, if it fixes such amount, shall offer to pay such amount to the holders of all dissenting shares of that constituent bank or trust company. The amount payable pursuant to any such offer which is accepted by the holders of dissenting shares, and the amount payable to the holders of dissenting shares pursuant to an appraisal, shall constitute a debt of the resulting state bank or state trust company.

(4) The owners of dissenting shares who have accepted an offer made pursuant to subsection (3) shall be entitled to receive the amount so offered for such shares in cash upon surrendering the stock certificates representing such shares at any time within 30 days after the effective date of the merger, and the owners of dissenting shares, the value of which is to be determined by appraisal, shall be entitled to receive the value of such shares in cash upon surrender of the stock certificates representing such shares at any time within 30 days after the value of such shares has been determined by appraisal made on or after the effective date of the merger.

(5) The fair value, as defined in § 607.1301(4), of dissenting shares of each constituent state bank or state trust company, the owners of which have not accepted an offer for such shares made pursuant to subsection (3), shall be determined pursuant to § 607.1326-607.1331 except as the procedures for notice and demand are otherwise provided in this section as of the effective date of the merger.

(6) Upon the effective date of the merger, all the shares of stock of every class of each constituent bank or trust company, whether or not surrendered by the holders thereof, shall be void and deemed to be canceled, and no voting or other rights of any kind shall pertain thereto or to the holders thereof except only such rights as may be expressly provided in the plan of merger and merger agreement or expressly provided by law.

(7) The provisions of subsection (6) and, unless agreed by all the constituent banks and trust companies and expressly provided in the plan of merger and merger agreement, subsections (3), (4), and (5) are not applicable to a resulting bank or trust company or to the shares or holders of shares of a resulting bank or trust company the cash, shares, rights, obligations, or other securities or property of which, in whole or in part, is provided in the plan of merger or merger agreement to be exchanged for the shares of the other constituent banks or trust companies.

(8) The stock, rights, obligations, and other securities of a resulting bank or trust company may be issued as provided by the terms of the plan of merger and merger agreement, free from any preemptive rights of the holders of any of the shares of stock or of any of the rights, obligations, or other securities of such resulting bank or trust company or of any of the constituent banks or trust companies.

(9) After approval of the plan of merger and merger agreement by the stockholders as provided in subsection (1), there shall be filed with the office, within 30 days after the time limit in § 658.43(5), a fully executed counterpart of the plan of merger and merger agreement as so approved if it differs in any respect from any fully executed counterpart thereof theretofore filed with the office, and copies of the resolutions approving the same by the stockholders of each constituent bank or trust company, certified by the president, or chief executive officer if other than the president, and the cashier or corporate secretary of each constituent bank or trust company, respectively, with the corporate seal impressed thereon.

Appendix F - Page 2

APPENDIX F

Credits

Laws 1953, c. 28016, § 4; Laws 1969, c. 69-106, §§ 12, 35; Fla.St.1979, § 661.05; Laws 1980, c. 80-260, § 34; Laws 1983, c. 83-216, § 147; Laws 1984, c. 84-216, § 29. Amended by Laws 1992, c. 92-303, § 127, eff. July 3, 1992; Laws 2003, c. 2003-261, § 1789, eff. June 26, 2003; Laws 2008, c. 2008-75, § 15, eff. Oct. 1, 2008.

Notes of Decisions (1)

West’s F. S. A. § 658.44, FL ST § 658.44

Current with chapters in effect from the 2014 2nd Reg. Sess. of the 23rd Legislature through March 31, 2014

Appendix F - Page 3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

HBI’s articles of incorporation and bylaws require HBI to indemnify its directors, officers, employees and agents to the full extent permitted by law. Section 4-27-850 of the Arkansas Business Corporation Act of 1987 contains detailed and comprehensive provisions providing for indemnification of directors and officers of Arkansas corporations against expenses, judgments, fines and settlements in connection with litigation. Under Arkansas law, other than an action brought by or in the right of HBI, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In actions brought by or in the right of HBI, the Arkansas statute limits such indemnification to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company. However, no indemnification is allowed in actions brought by or in the right of HBI with respect to any claim, issue or matter as to which such person has been adjudged to be liable to HBI, unless and only to the extent that the court determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), under Arkansas law HBI must indemnify him or her against expenses (including attorneys’ fees) that he or she actually and reasonably incurred in connection with such defense.

HBI’s Restated Articles of Incorporation also provide that no director shall be liable to it or its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Arkansas Business Corporation Act.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number		Description

2.1	—	Agreement and Plan of Merger, dated as of April 25, 2014, by and among Home BancShares, Inc., Centennial Bank and Florida Traditions Bank (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

5.1	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding legality of securities.

8.1	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding certain federal income tax matters.

15.1	—	Awareness Letter from BKD, LLP regarding Unaudited Interim Financial Information.

23.1	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (contained in its opinion filed as Exhibit 5.1).

23.2	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as to its tax opinion (contained in its opinion filed as Exhibit 8.1).

Exhibit Number		Description

23.3	—	Consent of BKD, LLP, Home BancShares, Inc.’s independent registered public accounting firm.

23.4	—	Consent of Hacker, Johnson & Smith, P.A., Florida Traditions Bank’s independent registered public accounting firm.

23.5	—	Consent of Wunderlich Securities, Inc., financial advisor to Home BancShares, Inc. (contained in its opinion filed as Exhibit 99.2).

23.6	—	Consent of Monroe Financial Partners, Inc., financial advisor to Florida Traditions Bank.

24.1	—	Power of Attorney (contained on the signature page of the registration statement).

99.1	—	Form of proxy to be mailed to shareholders of Florida Traditions Bank.

99.2	—	Opinion of Wunderlich Securities, Inc., financial advisor to Home BancShares, Inc. (contained in Appendix B to the proxy statement/prospectus which is included in the registration statement).

99.3	—	Opinion of Monroe Financial Partners, Inc., financial advisor to Florida Traditions Bank. (contained in Appendix C to the proxy statement/prospectus which is included in the registration statement).

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Home BancShares, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Conway, State of Arkansas, on May 19, 2014.

HOME BANCSHARES, INC.

By:	/s/ C. Randall Sims
C. Randall Sims

Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. Randall Sims and Randy E. Mayor, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John W. Allison John W. Allison	Chairman of the Board of Directors	May 19, 2014

/s/ C. Randall Sims C. Randall Sims	Chief Executive Officer and Director (Principal Executive Officer)	May 19, 2014

/s/ Randy E. Mayor Randy E. Mayor	Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	May 19, 2014

/s/ Brian S. Davis Brian S. Davis	Chief Accounting Officer and Investor Relations Officer (Principal Accounting Officer)	May 19, 2014

/s/ Milburn Adams Milburn Adams	Director	May 19, 2014

/s/ Robert H. Adcock, Jr. Robert H. Adcock, Jr.	Vice Chairman of the Board and Director	May 19, 2014

/s/ Richard H. Ashley Richard H. Ashley	Director	May 19, 2014

/s/ Dale A. Bruns Dale A. Bruns	Director	May 19, 2014

/s/ Richard A. Buckheim Richard A. Buckheim	Director	May 19, 2014

/s/ Jack E. Engelkes Jack E. Engelkes	Director	May 19, 2014

/s/ James G. Hinkle James G. Hinkle	Director	May 19, 2014

/s/ Alex R. Lieblong Alex R. Lieblong	Director	May 19, 2014

EXHIBIT INDEX

Exhibit Number		Description

2.1	—	Agreement and Plan of Merger, dated as of April 25, 2014, by and among Home BancShares, Inc., Centennial Bank and Florida Traditions Bank (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

5.1	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding legality of securities.

8.1	—	Opinion of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. regarding certain federal income tax matters.

15.1	—	Awareness Letter from BKD, LLP regarding Unaudited Interim Financial Information.

23.1	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. (contained in its opinion filed as Exhibit 5.1).

23.2	—	Consent of Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as to its tax opinion (contained in its opinion filed as Exhibit 8.1).

23.3	—	Consent of BKD, LLP, Home BancShares, Inc.’s independent registered public accounting firm.

23.4	—	Consent of Hacker, Johnson & Smith, P.A., Florida Traditions Bank’s independent public accounting firm.

23.5	—	Consent of Wunderlich Securities, Inc., financial advisor to Home BancShares, Inc. (contained in its opinion filed as Exhibit 99.2).

23.6	—	Consent of Monroe Financial Partners, Inc., financial advisor to Florida Traditions Bank.

24.1	—	Power of Attorney (contained on the signature page of the registration statement).

99.1	—	Form of proxy to be mailed to shareholders of Florida Traditions Bank.

99.2	—	Opinion of Wunderlich Securities, Inc., financial advisor to Home BancShares, Inc. (contained in Appendix B to the proxy statement/prospectus which is included in the registration statement).

99.3	—	Opinion of Monroe Financial Partners, Inc., financial advisor to Florida Traditions Bank. (contained in Appendix C to the proxy statement/prospectus which is included in the registration statement).